Exhibit 99.1

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2022

CLP	-	CHILEAN PESO
ARS	-	ARGENTINE PESO
US$	-	united states dollar
THUS$	-	THOUSANDS OF UNITED STATES DOLLARS
mUS$	-	millions of united states dollars
COP	-	COLOMBIAN PESO
brl/R$	-	braZILIAN REAL
thr$	-	Thousands of Brazilian reaL

Contents of the Notes to the interim consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

i

ii

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

ASSETS

		As of	As of
		March 31,	December 31,
	Note	2022	2021
		ThUS$	ThUS$
		Unaudited
Cash and cash equivalents
Cash and cash equivalents	6 - 7	1,178,908	1,046,835
Other financial assets	7 - 11	118,123	101,138
Other non-financial assets	12	134,906	108,368
Trade and other accounts receivable	7 - 8	1,020,882	902,672
Accounts receivable from related entities	7 - 9	1,666	724
Inventories	10	338,246	287,337
Current tax assets	17	51,711	41,264

Total current assets other than non-current assets(or disposal groups) classified as held for sale		2,844,442	2,488,338

Non-current assets (or disposal groups) classified as held for sale	13	149,334	146,792

Total current assets		2,993,776	2,635,130

Non-current assets
Other financial assets	7 - 11	17,238	15,622
Other non-financial assets	12	146,693	125,432
Accounts receivable	7 - 8	12,291	12,201
Intangible assets other than goodwill	15	1,162,655	1,018,892
Property, plant and equipment	16	9,576,603	9,489,867
Deferred tax assets	17	26,324	15,290
Total non-current assets		10,941,804	10,677,304
Total assets		13,935,580	13,312,434

The accompanying Notes 1 to 36 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

LIABILITIES AND EQUITY

		As of	As of
		March 31,	December 31,
LIABILITIES	Note	2022	2021
		ThUS$	ThUS$
		Unaudited
Current liabilities
Other financial liabilities	7 - 18	4,926,472	4,453,451
Trade and other accounts payables	7 - 19	5,213,745	4,860,153
Accounts payable to related entities	7 - 9	725,508	661,602
Other provisions	20	29,737	27,872
Current tax liabilities	17	676	675
Other non-financial liabilities	21	2,412,049	2,332,576
Total current liabilities		13,308,187	12,336,329

Non-current liabilities
Other financial liabilities	7 - 18	6,068,693	5,948,702
Accounts payable	7 - 23	373,228	472,426
Other provisions	20	821,947	712,581
Deferred tax liabilities	17	384,835	341,011
Employee benefits	22	64,427	56,233
Other non-financial liabilities	21	474,328	512,056
Total non-current liabilities		8,187,458	8,043,009
Total liabilities		21,495,645	20,379,338

EQUITY
Share capital	24	3,146,265	3,146,265
Retained earnings/(losses)	24	(9,221,179)	(8,841,106)
Treasury Shares	24	(178)	(178)
Other reserves		(1,477,059)	(1,361,529)
Parent’s ownership interest		(7,552,151)	(7,056,548)
Non-controlling interest	14	(7,914)	(10,356)
Total equity		(7,560,065)	(7,066,904)
Total liabilities and equity		13,935,580	13,312,434

The accompanying Notes 1 to 36 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF INCOME BY FUNCTION

		For the three month period ended
		March 31,
	Note	2022	2021
		ThUS$	ThUS$
		Unaudited

Revenue	25	1,916,937	842,200
Cost of sales	26	(1,762,111)	(1,043,800)
Gross margin		154,826	(201,600)
Other income	27	42,094	70,964
Distribution costs	26	(84,199)	(59,392)
Administrative expenses	26	(112,163)	(88,734)
Other expenses	26	(138,713)	(76,971)
Restructuring activities expenses	26	(47,750)	(91,522)
Other gains/(losses)	26	2,307	(3,647)
Loss from operation activities		(183,598)	(450,902)
Financial income		4,563	7,469
Financial costs	26	(259,399)	(193,647)
Foreign exchange gains/(losses)		48,748	(13,327)
Result of indexation units		(2,474)	(193)
Income (loss) before taxes		(392,160)	(650,600)
Income tax benefit	17	10,895	216,929

NET LOSS FOR THE PERIOD		(381,265)	(433,671)
Income (loss) attributable to owners of the parent		(380,073)	(430,867)
Income (loss) attributable to non-controlling interest	14	(1,192)	(2,804)
Net loss for the period		(381,265)	(433,671)

EARNINGS PER SHARE
Basic losses per share (US$)	29	(0.62676)	(0.71052)
Diluted losses per share (US$)	29	(0.62676)	(0.71052)

The accompanying Notes 1 to 36 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the three month period ended
		March 31,
	Note	2022	2021
		ThUS$	ThUS$
		Unaudited

NET INCOME (LOSS)		(381,265)	(433,671)
Components of other comprehensive income (loss) that will not be reclassified to income before taxes
Other comprehensive income (loss), before taxes, gains by new measurements on defined benefit plans	24	(4,425)	4,096
Total other comprehensive (loss) that will not be reclassified to income before taxes		(4,425)	4,096
Components of other comprehensive income (loss) that will be reclassified to income before taxes
Currency translation differences
Gains (losses) on currency translation, before tax		(128,665)	1,691
Other comprehensive income (loss), before taxes, currency translation differences		(128,665)	1,691
Cash flow hedges
Gains (losses) on cash flow hedges before taxes	18	8,291	(4,829)
Reclassification adjustment on cash flow hedges before tax	24	(8,889)	1,419
Other comprehensive income (losses), before taxes, cash flow hedges		(598)	(3,410)
Change in value of time value of options
Gains (losses) on change in value of time value of options before tax		3,195	2,639
Reclassification adjustments on change in value of time value of options before tax		3,444	(489)
Other comprehensive income (losses), before taxes, changes in the time value of the options		6,639	2,150
Total other comprehensive income (loss) that will be reclassified to income before taxes		(122,624)	431
Other components of other comprehensive income (loss), before taxes		(127,049)	4,527
Income tax relating to other comprehensive income (loss) that will not be reclassified to income
Income tax relating to new measurements on defined benefit plans	17	203	(1,099)
Accumulate income tax relating to other comprehensive income (loss) that will not be reclassified to income		203	(1,099)
Income tax relating to other comprehensive income (loss) that will be reclassified to income
Income tax related to cash flow hedges in other comprehensive income (loss)		(600)	318
Income taxes related to components of other comprehensive income (loss) will be reclassified to income		(600)	318
Total Other comprehensive (loss)		(127,446)	3,746
Total comprehensive income (loss)		(508,711)	(429,925)
Comprehensive income (loss) attributable to owners of the parent		(495,603)	(427,666)
Comprehensive income (loss) attributable to non-controlling interests		(13,108)	(2,259)
TOTAL COMPREHENSIVE INCOME (LOSS)		(508,711)	(429,925)

The accompanying Notes 1 to 36 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Change in other reserves
						Gains (Losses)	Actuarial gains
						from changes	or losses on
				Currency	Cash flow	in the time	defined benefit	Shares based	Other	Total		Parent’s	Non-
		Share	Treasury	translation	hedging	value of the	plans	payments	sundry	other	Retained	ownership	controlling	Total
	Note	capital	shares	reserve	reserve	options	reserve	reserve	reserve	reserve	earnings/(losses)	interest	interest	equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity as of January 1, 2022		3,146,265	(178)	(3,772,159)	(38,390)	(17,563)	(18,750)	37,235	2,448,098	(1,361,529)	(8,841,106)	(7,056,548)	(10,356)	(7,066,904)
Total increase (decrease) in equity
Net income/(loss) for the period	24	-	-	-	-	-	-	-	-	-	(380,073)	(380,073)	(1,192)	(381,265)
Other comprehensive income		-	-	(116,750)	(1,198)	6,639	(4,221)	-	-	(115,530)	-	(115,530)	3,534	(111,996)
Total comprehensive income		-	-	(116,750)	(1,198)	6,639	(4,221)	-	-	(115,530)	(380,073)	(495,603)	2,342	(493,261)
Transactions with shareholders
Increase (decrease) through transfers and other changes, equity	24-33	-	-	-	-	-	-	-	-	-	-	-	100 100
Total transactions with shareholders		-	-	-	-	-	-	-	-	-	-	-	100	100
Closing balance as of March 31, 2022 (Unaudited)		3,146,265	(178)	(3,888,909)	(39,588)	(10,924)	(22,971)	37,235	2,448,098	(1,477,059)	(9,221,179)	(7,552,151)	(7,914)	(7,560,065)

The accompanying Notes 1 to 36 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Change in other reserves
						Gains	Actuarial gains
						from changes	or losses on
				Currency	Cash flow	in the time	defined benefit	Shares based	Other	Total		Parent’s	Non-
		Share	Treasury	translation	hedging	value of the	plans	payments	sundry	other	Retained	ownership	controlling	Total
	Note	capital	shares	reserve	reserve	options	reserve	reserve	reserve	reserve	earnings/(losses)	interest	interest	equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity as of January 1, 2021		3,146,265	(178)	(3,790,513)	(60,941)	-	(25,985)	37,235	2,452,019	(1,388,185)	(4,193,615)	(2,435,713)	(6,672)	(2,442,385)
Increase (decrease) by application of new accounting standards	2 - 24	-	-	-	380	(380)	-	-	-	-	-	-	-	-
Initial balance restated		3,146,265	(178)	(3,790,513)	(60,561)	(380)	(25,985)	37,235	2,452,019	(1,388,185)	(4,193,615)	(2,435,713)	(6,672)	(2,442,385)
Total increase (decrease) in equity
Net income/(loss) for the period	24	-	-	-	-	-	-	-	-	-	(430,867)	(430,867)	(2,804)	(433,671)
Other comprehensive income		-	-	1,146	(3,092)	2,150	2,997	-	-	3,201	-	3,201	545	3,746
Total comprehensive income		-	-	1,146	(3,092)	2,150	2,997	-	-	3,201	(430,867)	(427,666)	(2,259)	(429,925)
Transactions with shareholders
Increase (decrease) through transfers and other changes, equity	24-33	-	-	-	-	-	-	287	(3,434)	(3,147)	-	(3,147)	273	(2,874)
Total transactions with shareholders		-	-	-	-	-	-	287	(3,434)	(3,147)	-	(3,147)	273	(2,874)

Closing balance as of March 31, 2021 (Unaudited)		3,146,265	(178)	(3,789,367)	(63,653)	1,770	(22,988)	37,522	2,448,585	(1,388,131)	(4,624,482)	(2,866,526)	(8,658)	(2,875,184)

The accompanying Notes 1 to 36 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS - DIRECT METHOD

		For the three month period ended
		March 31,
	Note	2022	2021
		ThUS$	ThUS$
		Unaudited
Cash flows from operating activities
Cash collection from operating activities
Proceeds from sales of goods and services		2,011,561	914,899
Other cash receipts from operating activities		20,936	16,517
Payments for operating activities
Payments to suppliers for goods and services		(1,646,167)	(817,439)
Payments to and on behalf of employees		(286,876)	(249,125)
Other payments for operating activities		(74,758)	(31,634)
Income taxes (paid)		(4,777)	(16,890)
Other cash inflows (outflows)	34	(23,816)	(15,636)
Net cash (outflow) inflow from operating activities		(3,897)	(199,308)
Cash flows from investing activities
Other cash receipts from sales of equity or debt instruments of other entities		290	-
Other payments to acquire equity or debt instruments of other entities		(314)	(82)
Purchases of property, plant and equipment		(88,890)	(25,296)
Purchases of intangible assets		(8,505)	(9,044)
Interest received		173	5,378
Other cash inflows (outflows)	34	-	(83)
Net cash inflow (outflow) from investing activities		(97,246)	(29,127)
Cash flows from financing activities	34
Amounts raised from long-term loans		277,758	-
Amounts raised from short-term loans		22,242	-
Loans from Related Entities		(60,698)	-
Loans repayments		(6,002)	(18,241)
Payments of lease liabilities		-	(61,956)
Interest paid		(18,078)	(41,187)
Other cash inflows (outflows)	34	(433)	(3,415)
Net cash inflow (outflow) from financing activities		214,789	(124,799)
Net increase in cash and cash equivalents before effect of exchanges rate change		113,646	(353,234)
Effects of variation in the exchange rate on cash and cash equivalents		18,427	(12,175)
Net increase (decrease) in cash and cash equivalents		132,073	(365,409)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF PERIOD	6	1,046,835	1,695,841
CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	6	1,178,908	1,330,432

The accompanying Notes 1 to 36 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2022 (UNAUDITED)

NOTE 1 - GENERAL INFORMATION

LATAM Airlines Group S.A. (the “Company”) is an open stock company registered with the Commission for the Financial Market under No. 306, whose shares are listed in Chile on the Electronic Stock Exchange of Chile - Stock Exchange and the Santiago Stock Exchange. After Chapter 11 filing, the ADR program is no longer trading on NYSE. Since then Latam’s ADR are trading in the United States of America on the OTC (Over-The-Counter) markets. LATAM Airlines Group S.A. and certain of its direct and indirect affiliates are currently subject to a reorganization process in the United States of America under Chapter 11 of Title 11 of the United States Code at the United States Bankruptcy Court for the Southern District of New York (the “Chapter 11 Proceedings”).

Its main business is the air transport of passengers and cargo, both in the domestic markets of Chile, Peru, Colombia, Ecuador and Brazil, as well as in a series of regional and international routes in America, Europe and Oceania. These businesses are developed directly or by its subsidiaries in Ecuador, Peru, Brazil, Colombia, Argentine and Paraguay. In addition, the Company has subsidiaries that operate in the cargo business in Chile, Brazil and Colombia.

The Company is located in Chile, in the city of Santiago, on Avenida Américo Vespucio Sur No. 901, Renca commune.

As of March 31, 2022, the Company’s statutory capital is represented by 606,407,693 ordinary shares without nominal value. All shares are subscribed and paid considering the capital reduction that occurred in full, after the legal period of three years to subscribe the balance of 466,382 outstanding shares, of the last capital increase approved in August of the year 2016.

The major shareholders of the Company are Delta Air Lines who owns 20% of the shares and the Cueto Group, which through the companies Costa Verde Aeronáutica S.A., Costa Verde Aeronáutica SpA, and Inv. Costa Verde Ltda y Cia at CPA., owns 16.39% of the shares issued by the Company.

As of March 31, 2022, the Company had a total of 2,627 shareholders in its registry. At that date, approximately 13.88% of the Company’s capital stock was in the form of ADRs.

As of March 31, 2022, the Company had an average of 29,753 employees, ending this period with a total number of 30,134 people, distributed in 4,408 Administration employees, 15,475 in Operations, 6,854 Cabin Crew and 3,397 Command crew.

The main subsidiaries included in these consolidated financial statements are as follows:

a)	Percentage ownership

		Country	Functional	As March 31, 2022			As December 31, 2021
Tax No.	Company	of origin	Currency	Direct	Indirect	Total	Direct	Indirect	Total
				%	%	%	%	%	%
				Unaudited
96.969.680-0	Lan Pax Group S.A. and Subsidiaries	Chile	US$	99.8361	0.1639	100.0000	99.8361	0.1639	100.0000
Foreign	Latam Airlines Perú S.A.	Peru	US$	23.6200	76.1900	99.8100	23.6200	76.1900	99.8100
93.383.000-4	Lan Cargo S.A.	Chile	US$	99.8940	0.0041	99.8981	99.8940	0.0041	99.8981
Foreign	Connecta Corporation	U.S.A.	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Prime Airport Services Inc. and Subsidiary	U.S.A.	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.951.280-7	Transporte Aéreo S.A.	Chile	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.631.520-2	Fast Air Almacenes de Carga S.A.	Chile	CLP	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Laser Cargo S.R.L.	Argentina	ARS	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Lan Cargo Overseas Limited and Subsidiaries	Bahamas	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidiary	Chile	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.575.810-0	Inversiones Lan S.A. and Subsidiaries	Chile	US$	99.9000	0.1000	100.0000	99.9000	0.1000	100.0000
96.847.880-K	Technical Trainning LATAM S.A.	Chile	CLP	99.8300	0.1700	100.0000	99.8300	0.1700	100.0000
Foreign	Latam Finance Limited	Cayman Island	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Peuco Finance Limited	Cayman Island	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Profesional Airline Services INC.	U.S.A.	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Jarletul S.A.	Uruguay	US$	99.0000	1.0000	100.0000	99.0000	1.0000	100.0000
Foreign	LatamTravel S.R.L.	Bolivia	US$	99.0000	1.0000	100.0000	99.0000	1.0000	100.0000
76.262.894-5	Latam Travel Chile II S.A.	Chile	US$	99.9900	0.0100	100.0000	99.9900	0.0100	100.0000
Foreign	TAM S.A. and Subsidiaries (*)	Brazil	BRL	63.0901	36.9099	100.0000	63.0901	36.9099	100.0000

(*)	As of March 31, 2022, the indirect participation percentage on TAM S.A. and Subsidiaries is from Holdco I S.A., a company over which LATAM Airlines Group S.A. it has a 99.9983% share on economic rights and 51.04% of political rights. Its percentage arise as a result of the provisional measure No. 863 of the Brazilian government implemented in December 2018 that allows foreign capital to have up to 100% of the property.

Financial Information

								Net Income
								For the period ended
		Statement of financial position						March 31,
		As of March 31, 2022			As of December 31, 2021			2022	2021
Tax No.	Company	Assets	Liabilities	Equity	Assets	Liabilities	Equity	Gain /(loss)
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
		Unaudited						Unaudited
96.969.680-0	Lan Pax Group S.A. and Subsidiaries (*)	458,693	1,698,802	(1,238,610)	432,271	1,648,715	(1,236,243)	(23,550)	(15,175)
Foreign	Latam Airlines Perú S.A.	486,011	429,762	56,249	484,388	417,067	67,321	(11,072)	(55,649)
93.383.000-4	Lan Cargo S.A.	707,925	554,293	153,632	721,484	537,180	184,304	(30,408)	10,936
Foreign	Connecta Corporation	61,638	19,741	41,897	61,068	19,312	41,756	140	500
Foreign	Prime Airport Services Inc. and Subsidiary (*)	26,015	26,870	(855)	24,654	25,680	(1,026)	170	(181)
96.951.280-7	Transporte Aéreo S.A.	462,956	323,778	139,178	471,094	327,955	143,139	(3,671)	(39,032)
96.631.520-2	Fast Air Almacenes de Carga S.A.	20,436	12,340	8,096	18,303	10,948	7,355	144	500
Foreign	Laser Cargo S.R.L.	(5)	-	(5)	(5)	-	(5)	-	-
Foreign	Lan Cargo Overseas Limited and Subsidiaries (*)	37,221	15,405	21,810	36,617	14,669	21,940	(133)	(42,423)
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidiary (*)	196,692	122,805	13,063	202,402	113,930	23,563	(10,499)	1,157
96.575.810-0	Inversiones Lan S.A. and Subsidiaries (*)	1,319	45	1,274	1,284	45	1,239	35	(30)
96.847.880-K	Technical Trainning LATAM S.A.	2,088	485	1,603	2,004	467	1,537	(25)	(262)
Foreign	Latam Finance Limited	1,310,733	1,715,087	(404,354)	1,310,733	1,688,821	(378,088)	(26,266)	(26,681)
Foreign	Peuco Finance Limited	1,307,721	1,307,721	-	1,307,721	1,307,721	-	-	-
Foreign	Profesional Airline Services INC.	59,166	56,007	3,159	61,659	58,808	2,851	308	265
Foreign	Jarletul S.A.	24	1,116	(1,092)	24	1,116	(1,092)	(1)	(42)
Foreign	LatamTravel S.R.L.	96	107	(11)	64	132	(68)	56	-
76.262.894-5	Latam Travel Chile II S.A.	587	1,453	(866)	588	1,457	(869)	2	(18)
Foreign	TAM S.A. and Subsidiaries (*)	3,027,787	3,790,938	(763,151)	2,608,859	3,257,148	(648,289)	(38,178)	(199,528)

(*)	The Equity reported corresponds to Equity attributable to owners of the parent, it does not include Non-controlling interest.

In addition, special purpose entities have been consolidated: 1. Chercán Leasing Limited, intended to finance advance payments of aircraft; 2. Guanay Finance Limited, intended for the issue of a securitized bond with future credit card payments; 3. Private investment funds; 4. Vari Leasing Limited, Yamasa Sangyo Aircraft LA1 Kumiai, Yamasa Sangyo Aircraft LA2 Kumiai, LS-Aviation No.17 Co. Limited, LS-Aviation No.18 Co. Limited, LS-Aviation No.19 C.O. Limited, LS-Aviation No.20 C.O. Limited, LS-Aviation No.21 C.O. Limited, LS-Aviation No.22 C.O. Limited, LS-Aviation No.23 Co. Limited, and LS-Aviation No.24 Co. Limited, requirements for financing aircraft. These companies have been consolidated as required by IFRS 10.

All entities over which Latam has control have been included in the consolidation. The Company has analyzed the control criteria in accordance with the requirements of IFRS 10. For those subsidiaries that filed for bankruptcy under Chapter 11 (See note 2 to the consolidated financial statements), although in this reorganization process in certain cases decisions are subject to authorization by the Court, considering that the Company and various subsidiaries filed for bankruptcy before the same Court, and before the same judge, the Court generally views the consolidated entity as a single group and management considers that the Company continues to maintain control over its subsidiaries and therefore have considered appropriate to continue to consolidate these subsidiaries.

Changes occurred in the consolidation perimeter between January 1, 2021 and March 31, 2022, are detailed below:

(1)	Incorporation or acquisition of companies

-	On January 21, 2021, Transporte Aéreos del Mercosur S.A. puchased 2,392,166 preferred shares of Inversora Cordillera S.A. consequently, the shareholding composition of Inversora Cordillera S.A. is as follows: Lan Pax Group S.A. with 90.5% and Transporte Aéreos del Mercosur S.A. with 9.5%.

-	On January 21, 2021, Transporte Aéreos del Mercosur S.A. purchased 53,376 preferred shares of Lan Argentina S.A. consequently, the shareholding composition of Lan Argentina S.A. is as follows: Inversora Cordillera S.A. with 95%, Lan Pax Group S.A. with 4% and Transporte Aéreos del Mercosur S.A. with 1%.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following describes the principal accounting policies adopted in the preparation of these consolidated financial statements.

2.1.	Basis of Preparation

These consolidated financial statements of LATAM Airlines Group S.A. as of March 31, 2022 and for the three month period ended March 31, 2022 and 2021, have been prepared in accordance with International Accounting Standard 34 (IAS 34), Interim Financial Reporting. as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared under the historic-cost criterion, although modified by the valuation at fair value of certain financial instruments.

The preparation of the consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to use its judgment in applying the Company’s accounting policies. Note 4 shows the areas that imply a greater degree of judgment or complexity or the areas where the assumptions and estimates are significant to the consolidated financial statements.

The consolidated financial statements have been prepared in accordance with the accounting policies used by the Company for the consolidated financial statements 2021, except for the standards and interpretations adopted as of January 1, 2022.

(a)	Application of new standards for the year 2022:

(a.1.)	Accounting pronouncements with implementation effective from January 1, 2022:

	Date of issue	Effective Date:
(i) Standards and amendments

Amendment to IFRS 16: Lease.	March 2021	04/01/2021

Amendment to IFRS 3: Business combinations.	May 2020	01/01/2022

Amendment to IAS 37: Provisions, contingent liabilities and contingent assets.	May 2020	01/01/2022

Amendment to IAS 16: Property, plant and equipment.	May 2020	01/01/2022

Improvements to International Information Standards Financial (2018-2020 cycle) IFRS 1: First-time adoption of international financial reporting standards, IFRS 9: Financial Instruments, illustrative examples accompanying IFRS 16: Leases, IAS 41: Agriculture

	May 2020	01/01/2022

The application of these accounting pronouncements as of January 1, 2022, had no significant effect on the Company’s consolidated financial statements.

(b)	Accounting pronouncements not in force for the financial years beginning on January 1, 2022:

	Date of issue	Effective Date:
(i) Standards and amendments

Amendment to IAS 12: Income taxes.	May 2021	01/01/2023

Amendment to IAS 8: Accounting policies, changes in accounting estimates and error.	February 2021	01/01/2023

Amendment to IAS 1: Presentation of financial statements and IFRS practice statements 2	February 2021	01/01/2023

Amendment to IFRS 4: Insurance contracts.	June 2020	01/01/2023

Amendment to IFRS 17: Insurance contracts.	June 2020	01/01/2023

Amendment to IAS 1: Presentation of financial statements.	January 2020	01/01/2024

IFRS 17: Insurance contracts	May 2017	01/01/2023

Initial Application of IFRS 17 and IFRS 9 — Comparative Information (Amendment to IFRS 17)	December 2021	An entity that elects to apply the amendment applies it when it first applies IFRS 17

Amendment to IFRS 10: Consolidated financial statements and IAS 28: Investments in associates and joint ventures.	September 2014	Not determined

The Company’s management estimates that the adoption of the standards, amendments and interpretations described above will not have a significant impact on the Company’s consolidated financial statements in the exercise of their first application.

(c)	Chapter 11 Filing and Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As disclosed in the accompanying consolidated financial statements, the Company incurred a net loss attributable to owners of the parent of US$ 380 million for the period ended March 31, 2022. As of that date, the Company has a negative working capital of US$ 10,314 million and will require additional working capital during 2022 to support a sustainable business operation. As of March 31, 2022, the company has negative equity of US$ 7,551 million, which corresponds to the attributable equity to the owners of the parent.

LATAM Group passenger traffic for the period ended March 31, 2022, increasing by 133,1% compared to the same period in 2021 (decreasing by 34,8% compared to the same exercise in 2019).

In March 2022, the group’s revenues amounted to approximately 78% of revenues for the same period in 2019. At this time, the pace to meet the pre-COVID demand is uncertain and highly dependent on the evolution of the COVID-19 pandemic in the markets in which LATAM Group operates, therefore, management cannot make specific predictions as to this timing, but considers it reasonable to expect that the pace of the demand recovery will be different for each country.

On May 25, 2020 the Board resolved unanimously that LATAM Airlines should initiate a reorganization process in the United States of America according to the rules established in the Bankruptcy Code by filing a voluntary petition for relief in accordance with the same.

On May 26, 2020 (the “Initial Petition Date”), LATAM Airlines Group S.A. and certain of its direct and indirect subsidiaries (collectively, the “Initial Debtors”) filed voluntary petitions for reorganization (the “Initial Bankruptcy Filing”) under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York. On July 7, 2020 (the “Piquero Petition Date”), Piquero Leasing Limited (“Piquero”) also filed a petition for reorganization with the Bankruptcy Court (the “Piquero Bankruptc y Filing”). On July 9, 2020 (together with the Initial Petition Date and Piquero Petition Date, as applicable, the “Petition Date”), TAM S.A. and certain of its subsidiaries in Brazil (collectively, the “Subsequent Debtors” and, together with the Initial Debtors and Piquero, the “Debtors”) also filed petitions for reorganization (together with the Initial Bankruptcy Filing and the Piquero Bankruptcy Filing, the “Bankruptcy Filing”), as a consequence of the prolonged effects of the COVID-19 Pandemic. The Bankruptcy Filing for each of the Debtors (each one, respectively, a “Petition Date”) is being jointly administered under the caption “In re LATAM Airlines Group S.A. et al.” Case Number 20-11254. The Debtors have been operating their businesses as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court.

The Bankruptcy Filing is intended to permit the Company to reorganize and improve liquidity, wind down unprofitable contracts and amend its capacity purchase agreements to enable sustainable profitability. The Company’s goal is to develop and implement a plan of reorganization that meets the standards for confirmation under the Bankruptcy Code.

As part of their overall reorganization process, the Debtors also have sought and received relief in certain non-U.S. jurisdictions. On May 27, 2020, the Grand Court of the Cayman Islands granted the applications of certain of the Debtors for the appointment of provisional liquidators (“JPLs”) pursuant to section 104(3) of the Companies Law (2020 Revision). On June 4, 2020, the 2nd Civil Court of Santiago, Chile issued an order recognizing the Chapter 11 proceeding with respect to the LATAM Airlines Group S.A., Lan Cargo S.A., Fast Air Almacenes de Carga S.A., Latam Travel Chile II S.A., Lan Cargo Inversiones S.A., Transporte Aéreo S.A., Inversiones Lan S.A., Lan Pax Group S.A. and Technical Training LATAM S.A. All remedies filed against the order have been rejected and the decision is, then, final. Finally, on June 12, 2020, the Superintendence of Companies of Colombia granted recognition to the Chapter 11 proceedings. On July 10, 2020, the Grand Court of the Cayman Islands granted the Debtors’ application for the appointment of JPLs to Piquero Leasing Limited.

Operation and Implication of the Bankruptcy Filing

The Debtors continue to operate their businesses and manage their properties as debtors-in-possession pursuant to sections 1107(a) and 1108 of the Bankruptcy Code. As debtors-in-possession, the Debtors are authorized to engage in transactions within the ordinary course of business without prior authorization of the Bankruptcy Court. The protections afforded by the Bankruptcy Code allows the Debtors to operate their business without interruption, and the Bankruptcy Court has granted additional relief including, inter alia, the authority, but not the obligation, to (i) pay amounts owed under certain critical airline agreements; (ii) pay certain third-parties who hold liens or other possessory interests in the Debtors’ property; (iii) pay employee wages and continue employee benefit programs; (iv) pay prepetition taxes and related fees; (v) continue insurance and surety bond programs; (vi) pay certain de minimis litigation judgements or settlements without prior approval of the Bankruptcy Court; (vii) pay fuel supplies; and (viii) pay certain foreign vendors and certain vendors deemed critical to the Debtors’ operations.

As debtors-in-possession, the Debtors may use, sell, or lease property of their estates, subject to the Bankruptcy Court’s approval if not otherwise in the ordinary course of business. On November 26, 2021, the Debtors filed a joint plan of reorganization (the “Plan”) and the related disclosure statement (the “Disclosure Statement”) with the Bankruptcy Court. As detailed in the Disclosure Statement, the Plan is supported by a restructuring support agreement executed among the Debtors, creditors holding more than 70% of the general unsecured claims asserted against LATAM Airlines Group S.A., and holders of more than 50% of LATAM Airlines Group S.A.’s existing equity (the “Restructuring Support Agreement” or “RSA”). On December 17, 2021, December 20, 2021, January 24, 2022, January 27, 2022, February 28, 2022, March 21, 2022, and April 25, 2022, the Debtors filed a revised Plan and associated Disclosure Statement.

On March 21, 2022, the Bankruptcy Court entered an order approving the adequacy of the Disclosure Statement and procedures for the solicitation with respect to the Plan (the “Disclosure Statement Order”). Pursuant to the Disclosure Statement Order, the Debtors distributed the solicitation version of the Plan, the Disclosure Statement (as approved), voting ballots and certain other solicitation materials to creditors. On April 12, 2022, the Debtors filed a supplement to the Plan (the “Plan Supplement”), including the following materials: (a) the proposed Amended and Restated By-Laws of Reorganized LATAM Parent (which will be implemented subject to obtaining the necessary shareholders’ approval; (b) the List of Directors of Reorganized LATAM Parent; (c) the Executory Contracts and Unexpired Leases Rejected by the Debtors; (d) the Executory Contracts and Unexpired Leases Assumed by the Debtors; (e) the Executory Contracts and Unexpired Leases Assumed and Assigned by the Debtors; (f) the Disputed Claims Schedule; (g) the Preserved Causes of Action; (h) the Corporate Incentive Plan Term Sheet; (i) the Registration Rights Agreement; (j) the Illustrative Certification and Subscription Form; (k) the New Convertible Notes Term Sheets; and (l) the Shareholders’ Agreement. As of March 31, 2022, the Plan remains subject to approval by the Bankruptcy Court and could materially change the amounts and classifications in the consolidated financial statements, including the value, if any, of the Debtors’ prepetition liabilities and securities. The Bankruptcy Court has scheduled a hearing to consider confirmation of the Plan on May 17 and 18, 2022.

In accordance with the Restructuring Support Agreement, on January 12, 2022 the Debtors filed a motion seeking approval to enter into a backstop commitment agreement with certain shareholders, and a backstop commitment agreement with certain of creditors (the “Backstop Agreements”). On March 15, 2022, the Bankruptcy Court issued a memorandum decision approving the Debtors’ entry into the Backstop Agreements, and issued a corresponding order on March 22, 2022. In late March, certain interested parties filed separate notices of appeals to United States District Court for the Southern District of New York, which appeals have been consolidated into a single proceeding, and the Debtors filed a motion to dismiss these appeals for lack of jurisdiction on April 7, 2022.

Plan of Reorganization

In order for the Company to emerge successfully from Chapter 11, the Company must obtain the Bankruptcy Court’s confirmation of a plan of reorganization, which will enable the Company to transition from Chapter 11 into ordinary course operations outside of bankruptcy. A plan of reorganization determines the rights and satisfaction of claims of various creditors and parties-in-interest, and is subject to the ultimate outcome of negotiations and Bankruptcy Court decisions ongoing through the date on which the plan of reorganization is confirmed. Any proposed plan of reorganization will be subject to revision based upon discussions with the Company’s creditors and other interested parties, and thereafter in response to interested parties’ objections and the requirements of the Bankruptcy Code and Bankruptcy Court. Although the Bankruptcy Court approved the adequacy of the Disclosure Statement in the Disclosure Statement Order, there is no guarantee at this time that the Company will be able to obtain approval of the Plan from the Bankruptcy Court. The general voting deadlines is May 2, 2022. The Bankruptcy Court has scheduled a hearing regarding confirmation of the Plan for May 17 and 18, 2022.

On November 26, 2021, the Company filed the Plan and associated Disclosure Statement. The Plan is accompanied by a Restructuring Support Agreement (the “RSA”) with the largest unsecured creditor group in the Chapter 11 Cases—holding of more than 70% of unsecured claims filed against LATAM Airlines Group S.A. and holders of approximately 48% of the US-law governed notes issued by LATAM Finance Ltd. due 2024 and 2026—as well as certain of the Company’s shareholders holding more than 50% of LATAM Airlines Group S.A.’s existing equity. On February 10, 2022 the Debtors executed a joinder Agreement to the RSA (each joinder agreement a “W&C Creditor Group Joinder Agreement”), effective as of February 10, 2022 under which certain creditors agreed to commitments made by the Commitment Parties under the RSA.

The Plan proposes the infusion of up to approximately US$ 8.19 billion through a mix of new equity, convertible notes, and debt, which will enable the Company to exit Chapter 11 with appropriate capitalization to effectuate its business plan. Upon emergence, the Company is expected to have total debt of approximately US$ 7.26 billion and liquidity of approximately US$ 2.67 billion. Specifically, the Plan outlines that:

●	Upon confirmation of the Plan, the Company intends to launch an US$ 800 million common equity rights offering, open to all shareholders in accordance with their preemptive rights under applicable Chilean law, and fully backstopped by the parties participating in the RSA;

●	Three distinct classes of convertible notes will be issued by the Company, all of which will be preemptively offered to shareholders. To the extent not subscribed by the Company’s shareholders during the respective preemptive rights period:

o	New Convertible Notes Class A will be provided to certain general unsecured creditors of the Company in settlement of their allowed claims under the Plan;

o	New Convertible Notes Class B will be subscribed and purchased by the shareholders parties to the RSA; and

o	New Convertible Notes Class C will be provided to certain general unsecured creditors in exchange for a combination of new money to the Company and the settlement of their allowed claims under the Plan, subject to certain limitations and holdbacks by backstopping parties.

●	The convertible notes belonging to the New Convertible Notes Classes B and C will be provided, totally or partially, in consideration of a new money contribution for the aggregate amount of approximately US$ 4.64 billion fully backstopped by the parties to the RSA.

LATAM will raise up to US$ 500 million new revolving credit facility and approximately US$ 2.25 billion in total new money debt financing, consisting of either a new term loan or new notes.

The deadline to file objections to the Plan in advance of the Confirmation Hearing was April 29, 2022 at 4:00 P.M. ET. Within the legal term, certain objections to the Reorganization Plan were filed. The Court will review the confirmation of the Plan in a hearing that will begin on May 17, 2022.

Going Concern

These Consolidated Financial Statements have also been prepared on a going concern basis, which contemplates continuity of operations, realization of assets and satisfaction of liabilities in the ordinary course of business. Accordingly, the Consolidated Financial Statements do not include any adjustments relating to the recoverability of assets and classification of liabilities that might be necessary should the Debtors be unable to continue as a going concern.

As a result of the Chapter 11 proceedings, the satisfaction of the Company’s liabilities and funding of ongoing operations are subject to material uncertainty as a product of the COVID-19 pandemic and the impossibility of knowing its duration at this date and, accordingly, a material uncertainty exists that may cast significant doubt (or raise substantial doubt as contemplated by Public Company Accounting Oversight Board (“PCAOB”) standards) on the Company’s ability to continue as a going concern. There is no assurance that the Company will be able to emerge successfully from Chapter 11. Additionally, there is no assurance that long-term funding would be available at rates and on terms and conditions that would be financially acceptable and viable to the Company in the long term. If the Company is unable to generate additional working capital or raise additional financing when needed, it may not able to reinitiate currently suspended operations as a result of the COVID-19 pandemic, which could adversely affect the value of the Company’s common stock, or render it worthless. Additionally, in connection with the Chapter 11 Filing, material modifications could be made to the Company’s fleet and capacity purchase agreements. These modifications could materially affect the Company’s financial results going forward, and could result in future impairment charges.

Chapter 11 Milestones

Notice to Creditors - Effect of the Automatic Stay

The Debtors have notified all known current or potential creditors that the Chapter 11 Cases were filed. Pursuant to the Bankruptcy Code and subject to certain limited exceptions, the filing of the Chapter 11 Cases gave rise to an automatic, worldwide injunction that precludes, among other things, any act to (i) obtain possession of property of or from the Debtors’ estates, (ii) create, perfect, or enforce any lien against property of the Debtors’ estates; (iii) exercise control over property of the Debtors’ estate, wherever in the world that property may be located; and further enjoined or stayed (iv) and also ordered or suspended the commencement or continuation of any judicial, administrative, or other action or proceeding against the debtor that could have been commenced before the Petition Date or efforts to recover a claim against the Debtors that arose before the Petition Date. Vendors are being paid for goods furnished and services provided postpetition in the ordinary course of business.

Appointment of the Creditors’ Committee

On June 5, 2020, the United States Trustee for Region 2 appointed an official committee of unsecured creditors (the “Creditors’ Committee”) in the Initial Chapter 11 Cases. The United States Trustee has not solicited additional members for the Creditors’ Committee as a result of TAM S.A. or any of its applicable subsidiaries joining the Bankruptcy Filing. Since the formation of the Creditors’ Committee, three Creditors’ Committee’s members - Compañía de Seguros de Vida Consorcio Nactional de Seguros S.A., AerCap Holdings N.V., and Aircastle Limited - have resigned from the Creditors’ Committee. The Office of the United States Trustee has not appointed replacements for these members. No trustee or examiner has been appointed in any of these Chapter 11 Cases. No other official committee has been solicited or appointed.

Assumption, Amendment & Rejection of Executory Contracts & Leases

Pursuant to the Bankruptcy Code and the Federal Rules of Bankruptcy Procedure (the “Bankruptcy Rules”), the Debtors are authorized to assume, assign or reject certain executory contracts and unexpired leases. Absent certain exceptions, the Debtors’ rejection of an executory contract or an unexpired lease is generally treated as prepetition breach, which entitles the contract counterparty to file a general unsecured claim against the Debtors and simultaneously relives the Debtors from their future obligations under the contract or lease. Further, the Debtors’ assumption of an executory contract or unexpired lease would generally require the Debtors to satisfy certain prepetition amounts due and owning under such contract or lease.

On June 28, 2020, the Bankruptcy Court authorized the Debtors to establish procedures for the rejection of certain executory contracts and unexpired leases and on September 24, 2020, the Bankruptcy Court authorized the Debtors to establish procedures for the rejection of certain unexpired aircraft lease agreements, aircraft engine agreements and the abandonment of certain related assets. In accordance with these rejection procedures, the Bankruptcy Code and the Bankruptcy Rules the Debtors have or will reject certain contracts and leases (see notes 16, 18 and 26). Relatedly, the Bankruptcy Court approved the Debtors’ request to extend the date by which the Debtors may assume or reject unexpired non-residential, real property leases until December 22, 2020.

The Debtors have also assumed a number of important agreements. For example, on June 1, 2021, the Bankruptcy Court approved the assumption and ratification of certain purchase agreements, as amended, with The Boeing Company. In addition, on July 1, 2021, the Court approved the Debtors’ assumption of the Export Credit Agency-backed fleets, which comprises 65 total aircraft. On December 15, 2021, the Debtors filed a motion for an order approving streamlined procedures for the assumption of executory contracts and unexpired leases. At the December 29, 2021 hearing, the Bankruptcy Court granted the Debtors’ motion.

Further, the Debtors have filed or will file motions to reject certain aircraft and engine leases:

Bankruptcy Court approval date:	Asset rejected:
January 29, 2021	(i) 2 Airbus A320-family aircraft
April 23, 2021	(i) 1 Airbus A350-941 aircraft
May 14, 2021	(i) 6 Airbus A350 aircraft
June 17, 2021	(i) 1 Airbus A350-941 aircraft
June 24, 2021	(i) 3 Airbus A350-941 aircraft
November 3, 2021	(i) 1 Rolls-Royce Trent XWB-84K engine; and
(ii) 1 Rolls-Royce International Aero Engine AG V2527M-A5

As of March 31, 2022, and as a result of these contract rejections, obligations with the lenders and lessors were extinguished and the Company lost control over the related assets resulting in the derecognition of the assets and the liabilities associated with these aircraft. See note 16, 18 and 26. All accounting effects were recorded as Restructuring activities expenses during the year ending December 31, 2020 and 2021 as Restructuring activities expenses.

The Debtors also have filed or will file motions to enter into certain new aircraft lease agreements, including:

Bankruptcy Court Approval Date:	Counterparty / Aircraft
March 8, 2021	Vermillion Aviation (nine) Limited, Aircraft MSNs 4860 and 4827
April 12, 2021	Wilmington Trust Company, Solely in its Capacity as Trustee, Aircraft MSNs 6698, 6780, 6797, 6798, 6894, 6895, 6899, 6949, 7005, 7036, 7081
May 30, 2021	UMB Bank N.A., Solely in its Capacity as Trustee, Aircraft MSNs 38459, 38478, 38479, 38461
August 31, 2021	(i) Avolon Aerospace Leasing Limited or its Affiliates, Aircraft MSNs 38891, 38893, 38895
(ii) Sky Aero Management Ltd. Ten Airbus A320neo
February 23, 2022	Vmo Aircraft Leasing, Two Boeing 787-9
March 17, 2022	Avolon Aerospace Leasing Limited, Two Airbus A321neo
March 17, 2022	Air Lease Corporation, Three Airbus A321NX
March 17, 2022	AerCap Ireland, Two Airbus A321-200NEO

In addition, the Debtors also have filed or will file motions to enter into certain aircraft lease amendment agreement which have the effect of, among other things, reducing the Debtors’ rental payment obligations and extension on the lease term. Certain amendments also involved updates to related financing arrangements. These amendments include:

Bankruptcy Court Approval Date:	Amended Lease Agreement/Counterparty
April 14, 2021	(1) Bank of Utah
(2) AWAS 5234 Trust
(3) Sapucaia Leasing Limited, PK Airfinance US, LLC and PK Air 1 LP
April 15, 2021	Aviator IV 3058, Limited
April 27, 2021	Bank of America Leasing Ireland Co.,
May 4, 2021	(1) NBB Grosbeak Co., Ltd, NBB Cuckoo Co., Ltd., NBB-6658 Lease Partnership, NBB-6670 Lease Partnership and NBB Redstart Co. Ltd.
(2) Sky High XXIV Leasing Company Limited and Sky High XXV Leasing Company Limited
(3) SMBC Aviation Capital Limited
May 5, 2021	(1) JSA International US Holdings LLC and Wells Fargo Trust Company N.A.
(2) Orix Aviation Systems Limited
May 27, 2021	(1) Shenton Aircraft Leasing 3 (Ireland) Limited.
(2) Chishima Real Estate Company, Limited and PAAL Aquila Company Limited
May 28, 2021	MAF Aviation 1 Designated Activity Company
May 30, 2021	(1) IC Airlease One Limited
(2) UMB Bank, National Association, Macquarie Aerospace Finance 5125-2 Trust and Macquarie Aerospace Finance 5178 Limited
(3) Wilmington Trust SP Services (Dublin) Limited
(4) Aercap Holdings N.V.
(5) Banc of America Leasing Ireland Co.
(6) Castlelake L.P.
July 1, 2021	EX-IM Fleet
July 8, 2021	Greylag Goose Leasing 38887 Designated Activity Company
July 15, 2021	(1) ECAF I 40589 DAC
(2) Wells Fargo Company, National Associates, as Owner Trustee
(3) Orix Aviation Systems Limited
(4) Wells Fargo Trust Company, N.A.
July 20, 2021	(1) Avolon AOE 62 Limited
(2) Avolon Aerospace (Ireland) AOE 99 Limited, Avolon Aerospace (Ireland) AOE 100 Limited, Avolon Aerospace (Ireland) AOE 101 Limited, Avolon Aerospace (Ireland) AOE 102 Limited, Avolon Aerospace (Ireland) AOE 103 Limited, Avolon Aerospace AOE 130 Limited, Avolon Aerospace AOE 134 Limited
July 27, 2021	(1) Merlin Aviation Leasing (Ireland) 18 Limited (2) JSA International U.S. Holdings, LLC
August 30, 2021	(1) Yamasa Sangyo Aircraft LA1 Kumiai and Yamasa Sangyo Aircraft LA2 Kumiai
(2) Dia Patagonia Ltd. and DIa Iguazu Ltd.
Condor Leasing Co., Ltd., FC Initial Leasing Ltd., Alma Leasing Co., Ltd., and FI Timothy Leasing Ltd.
(3) Platero Fleet
(4) SL Alcyone Ltd.
(5) NBB Crow Co., Ltd.
(6) NBB Sao Paulo Lease Co., Ltd., NBB Rio Janeiro Lease Co., Ltd. And NBB Brasilia Lease LLC
(7) Gallo Finance Limited
(8) Orix Aviation Systems Limited

The amendment on lease agreement were accounted as a lease modification and the impact are disclosure on note 16 and 18.

In relation to several of these lease amendment agreements, the Debtors have or will enter into claims settlement stipulations for prepetition amounts due upon assumption of those agreements.

Other Key Filings

On June 16, 2021, the Creditors’ Committee filed two motions seeking standing to prosecute certain claims on behalf of the Debtors against Delta Airlines, Inc. (the “Delta Motion”) and Qatar Airways O.C.S.C. (the “Qatar Motion”), and, together with the Delta Motion, (the “Standing Motions”), which were opposed by certain parties. The Standing Motions were scheduled to be heard at a hearing on July 30, 2021. The Bankruptcy Court proposed that the parties mediate certain matters related to the claims raised in the Standing Motions in the first instance. The Bankruptcy Court asked that the parties coordinate to select a mediator and establish a proposed plan for the mediation. On August 31, 2021, the Bankruptcy Court entered an order appointing the Honorable Allan L. Gropper (Ret.) as mediator, and the parties subsequently began mediating these matters. On October 15, 2021, the mediator issued a notice terminating the mediation, noting that the mediation had failed. The Creditors’ Committee has asked the Bankruptcy Court to re-schedule a hearing on the Standing Motions on the Bankruptcy Court’s next available hearing date.

On September 10, 2021, the Debtors filed a motion to assume various aircraft agreements and for related relief in connection with the Triton, Centaurus and JOLCO aircraft. The motion was adjourned without a set hearing date on December 22, 2021.

On November 26, 2021, the Debtors filed a motion to further extend the periods in which the Subsequent Debtors have the exclusive right to file and solicit a plan of reorganization to January 7, 2022 and March 7, 2022 respectively. On December 15, 2021, the Creditors’ Committee filed an objection to the Subsequent Debtors’ motion. That same day, the Creditors’ Committee also filed a motion seeking to terminate the Debtors’ exclusivity periods. Certain other interested parties subsequently filed joinders to the Creditors’ Committee’s termination motion, while others filed statements opposing the termination motion. On February 14, 2022, the Bankruptcy Court entered an order approving the Subsequent Debtors’ motion and denying the Creditors’ Committee’s motion.

On December 8, 2021, the Debtors filed (i) a motion for entry of an order authorizing long term restructuring agreements with the Centaurus/Triton Lessors, SBI Lessors, and Pilar II Leasing Limited and approving related settlement agreement with certain claimants and (ii) a motion for entry of an order approving settlement stipulation with Sajama Investments, Inc. The Creditors’ Committee and BancoEstado objected to both motions, and an evidentiary hearing on the motions was scheduled for January 21, 2022. On January 28, 2022, the Bankruptcy Court overruled the objections and granted the motion.

On March 17, 2022, the Debtors filed a motion to (i) exercise purchase options with respect to three Airbus A320 aircraft bearing MSNs 1580, 1593, and 1628 from the Platero Fleet (the “Platero Aircraft”) and (ii) enter into a sale and purchase agreement with Universal Asset Management, Inc. or its affiliated entities with respect to the airframes of the Platero Aircraft and the airframes of three Airbus A320 aircraft bearing MSNs 1376, 1486, and 1518 (the “RCF Airframes”). On April 14, 2022, the Bankruptcy Court entered an order approving the motion.

On January 12, 2022, the Debtors filed a motion seeking authorization to enter into the Backstop Agreements as part of the Restructuring Support Agreement. Columbus Hill Capital Management, the Creditors’ Committee, BancoEstado, and the Ad Hoc Group of Unsecured Claimants filed objections to the Debtors’ motion, and the Bankruptcy Court heard oral arguments on the motion and objections on February 10 and 11, 2022. On March 15, 2022, the Bankruptcy Court issued a memorandum decision approving the Debtors’ entry into the Backstop Agreements, and issued a corresponding order on March 22, 2022. In late March, the Creditors’ Committee, BancoEstado, and the Ad Hoc Group of Unsecured Creditors filed separate notices of appeals to United States District Court for the Southern District of New York, which appeals have been consolidated into a single proceeding, and the Debtors filed a motion to dismiss these appeals for lack of jurisdiction on April 7, 2022.

On March 21, 2022, the Bankruptcy Court entered an order approving the adequacy of the Disclosure Statement and solicitation procedures, overruling objections filed by Columbus Hill Capital Management, the United States Trustee, Bank of New York Mellon, BancoEstado and the Creditors’ Committee. Pursuant to the Disclosure Statement Order, solicitation on the Plan is now underway.

Statements and Schedules

Since September 8, 2020, the Debtors filed with the Bankruptcy Court schedules and statements of financial affairs setting forth, among other things, the assets and liabilities of the Debtors (the “Statements and Schedules”). The Statements and Schedules are prepared according to the requirements of applicable bankruptcy law and are subject to further amendment or modification by the Debtors. On August 13, 2021 and December 3, 2021, the Debtors filed amended schedules. The Company is also required to file “Monthly Operating Reports” (MOR), to account for the receipt, administration and disposition of property during the pendency of the Chapter 11 Cases.

Although the Debtors believe that these materials provide the information required under the Bankruptcy Code or orders of the Bankruptcy Court, they are nonetheless unaudited and prepared in a format different from the consolidated financial reports historically prepared by LATAM in accordance with IFRS (International Financial Reporting Standards). Certain of the information contained in the Statements and Schedules may be prepared on an unconsolidated basis. Accordingly, the Debtors believe that the substance and format of these materials do not allow meaningful comparison with their regularly publicly-disclosed consolidated financial statements. Moreover, the materials filed with the Bankruptcy Court are not prepared for the purpose of providing a basis for an investment decision relating to the Debtors’ securities, or claims against the Debtors, or for comparison with other financial information required to be reported under applicable securities law.

Intercompany and Affiliate Transactions

The Debtors are authorized to continue performing certain postpetition intercompany and affiliate transactions in the ordinary course of business, including transactions with non-debtor affiliates, and to honor obligations in connection with such transactions; provided, however, the Debtors shall not make any cash payments on account of prepetition transactions with affiliates absent permission from the Bankruptcy Court, including any repayments on any prepetition loans to non-debtor affiliates pursuant to any such transactions. Out of an abundance of caution, the Debtors have also sought and received Bankruptcy Court approval to contribute capital, capitalize intercompany debt and issue shares between certain debtor affiliates.

On January 10, 2022, the Official Committee of Unsecured Creditors filed an objection with respect to an intercompany claim asserted by LATAM Finance Ltd. against Peuco Finance Ltd. The Bankruptcy Court held a hearing on the objection on March 10, 2022. Post-hearing briefs were submitted by the parties on March 17, 2022, and closing arguments were held on March 18, 2022. The objection remains pending.

Debtor in Possession Financing

On September 19, 2020, the Bankruptcy Court entered an order authorizing the Debtors to obtain postpetition “debtor-in-possession financing” in the form of a multi-draw term loan facility in an aggregate principal amount of up to US$ 2.45 billion (See note 3.1 c)). On October 18, 2021, the Bankruptcy Court entered an order approving a third tranche of secured financing for US$ 750 million, as provided for in the DIP Credit Agreement. On March 18, 2022, the Court entered an order authorizing the Debtors to enter into an amended and restated DIP Credit Agreement, which includes a replacement Tranche A DIP Facility of up to US$ 1.650 billion. Accordingly, as of March 31, 2022, the Debtors have secured court authorization for a DIP Facility in the total aggregate amount of up to US$ 3.7 billion, which the Debtors intend to close on April 8, 2022. (See note 36)

Establishment of Bar Dates

On September 24, 2020, the Bankruptcy Court entered an order (the “Bar Date Order”) establishing December 18, 2020, as the general deadline (the “General Bar Date”) by which persons or entities who believe they hold any claims against any Debtor that arose prior to the Petition Date, as applicable to each Debtor, must have submitted written documentation of such claims (a “Proof of Claim”). The General Bar Date was not applicable to governmental units, which must have submitted Proofs of Claims by January 5, 2021 (the “Governmental Bar Date”). Finally, as more fully described in the Bar Date Order, claims with respect to rejected contracts or unexpired leases may be subject to a deadline later than the General Bar Date (the “Rejection Bar Date” and, together with the General Bar Date and the Governmental Bar Date, the “Bar Dates’). Any person or entity that fails to timely file its Proof of Claim by the applicable Bar Date will be forever barred from asserting their claim and will not receive any distributions made as part of the ultimate plan of reorganization. Notice of the Bar Dates, as well as instructions on how to file Proof of Claims, were sent to all known creditors and published in various newspapers in the United States and South America.

On December 17, 2020, the Court entered an order establishing a supplemental bar date of February 5, 2021 (the “Supplemental Bar Date”), for certain non-U.S. claimants not otherwise subject to the General Bar Date. The Supplemental Bar Date applies only to those entities and individuals specifically identified in the court order. Any person or entity that fails to timely file its Proof of Claim by the Supplemental Bar Date will be forever barred from asserting their claim and will not receive any distributions made as part of the ultimate plan of reorganization.

Following the close of the General Bar Date and the Supplemental Bar Date, the Debtors have continued the process of reconciling approximately 6,485 submitted claims, including those related to the Debtors fleet obligations, and have developed procedures to streamline the claims process. The Company has already filed objections to a number of claims and anticipates continuing to do so in the coming months. Although many objections have been entered on an omnibus basis, some claims disputes will likely require individualized adjudication by the Bankruptcy Court. Further, on March 18, 2021, the Bankruptcy Court entered an order approving alternative dispute resolution procedures to resolves certain claims disputes outside of the Bankruptcy Court. As of March 31, 2022, the Debtors have objected to or have resolved through claims withdrawals, stipulations and court orders approximately 4,160 claims with a total value of approximately US$104.8 billion. As noted above, the Debtors have entered into claims stipulations in connection with their lease amendment agreements. As the Debtors continue to reconcile claims against the Company’s books and records, they will object to and contest such claims that they determine are not valid or asserted in the proper amount and will resolve other claims disputes in and outside of the Bankruptcy Court.

A Claim is recorded as a liability when it has a present obligation, whether legal or constructive, as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the obligation amount can be made. As of March 31, 2022, approximately 2,325 of the Claims filed against Latam are still being reconciled and so at this time the amounts of such Claims cannot be reliably estimated.

2.2.	Basis of Consolidation

(a)	Subsidiaries

Subsidiaries are all the entities (including special-purpose entities) over which the Company has the power to control the financial and operating policies, which are generally accompanied by a holding of more than half of the voting rights. In evaluating whether the Company controls another entity, the existence and effect of potential voting rights that are currently exercisable or convertible at the date of the consolidated financial statements are considered. The subsidiaries are consolidated from the date on which control is passed to the Company and they are excluded from the consolidation on the date they cease to be so controlled. The results and flows are incorporated from the date of acquisition.

Balances, transactions and unrealized gains on transactions between the Company’s entities are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment loss of the asset transferred. When necessary in order to ensure uniformity with the policies adopted by the Company, the accounting policies of the subsidiaries are modified.

To account for and identify the financial information revealed when carrying out a business combination, such as the acquisition of an entity by the Company, is apply the acquisition method provided for in IFRS 3: Business combination.

(b)	Transactions with non-controlling interests

The Group applies the policy of considering transactions with non-controlling interests, when not related to loss of control, as equity transactions without an effect on income.

(c)	Sales of subsidiaries

When a subsidiary is sold and a percentage of participation is not retained, the Company derecognizes assets and liabilities of the subsidiary, the non-controlling and other components of equity related to the subsidiary. Any gain or loss resulting from the loss of control is recognized in the consolidated income statement by function in Other gains (losses).

If LATAM Airlines Group S.A. and Subsidiaries retain an ownership of participation in the sold subsidiary, and does not represent control, this is recognized at fair value on the date that control is lost, the amounts previously recognized in Other comprehensive income are accounted as if the Company had disposed directly from the assets and related liabilities, which can cause these amounts are reclassified to profit or loss. The percentage retained valued at fair value is subsequently accounted using the equity method.

(d)	Investees or associates

Investees or associates are all entities over which LATAM Airlines Group S.A. and Subsidiaries have significant influence but have no control. This usually arises from holding between 20% and 50% of the voting rights. Investments in associates are booked using the equity method and are initially recognized at their cost.

2.3.	Foreign currency transactions

(a)	Presentation and functional currencies

The items included in the financial statements of each of the entities of LATAM Airlines Group S.A. and Subsidiaries are valued using the currency of the main economic environment in which the entity operates (the functional currency). The functional currency of LATAM Airlines Group S.A. is the United States dollar which is also the presentation currency of the consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

(b)	Transactions and balances

Foreign currency transactions are translated to the functional currency using the exchange rates on the transaction dates. Foreign currency gains and losses resulting from the liquidation of these transactions and from the translation at the closing exchange rates of the monetary assets and liabilities denominated in foreign currency are shown in the consolidated statement of income by function except when deferred in Other comprehensive income as qualifying cash flow hedges.

(c)	Adjustment due to hyperinflation

After July 1, 2018, the Argentine economy was considered, for purposes of IFRS, hyperinflationary. The consolidated financial statements of the subsidiaries whose functional currency is the Argentine Peso have been restated.

The non-monetary items of the statement of financial position as well as the income statement, comprehensive incomes and cash flows of the group’s entities, whose functional currency corresponds to a hyperinflationary economy, adjusted for inflation and re-expressed in accordance with the variation of the consumer price index (“CPI”), at each presentation date of its financial statements. The re-expression of non-monetary items is made from the date of initial recognition in the statements of financial position and considering that, the financial statements are prepared under the historical cost criterion.

Net losses or gains arising from the re-expression of non-monetary items and income and costs recognized in the consolidated income statement under “Result of indexation units”.

Net gains and losses on the re-expression of opening balances due to the initial application of IAS 29 are recognized in the consolidated retained earnings.

Re-expression due to hyperinflation will be recorded until the period or exercise in which the economy of the entity ceases to be considered as a hyperinflationary economy, at that time, the adjustments made by hyperinflation will be part of the cost of non-monetary assets and liabilities.

The comparative amounts in the consolidated financial statements of the Company are presented in a stable currency and are not adjusted for subsequent changes in the price level or exchange rates.

(d)	Group entities

The results and the financial situation of the Group’s entities, whose functional currency is different from the presentation currency of the consolidated financial statements, of LATAM Airlines Group S.A., which does not correspond to the currency of a hyperinflationary economy, are converted into the currency of presentation as follows:

(i)	Assets and liabilities of each consolidated statement of financial position presented are translated at the closing exchange rate on the consolidated statement of financial position date;

(ii)	The revenues and expenses of each income statement account are translated at the exchange rates prevailing on the transaction dates, and

(iii)	All the resultant exchange differences by conversion are shown as a separate component in other comprehensive income, within “Gain (losses) from exchange rate difference, before tax”.

For those subsidiaries of the group whose functional currency is different from the presentation currency and, moreover, corresponds to the currency of a hyperinflationary economy; its restated results, cash flow and financial situation are converted to the presentation currency at the closing exchange rate on the date of the consolidated financial statements.

The exchange rates used correspond to those fixed in the country where the subsidiary is located, whose functional currency is different to the U.S. dollar.

2.4.	Property, plant and equipment

The land of LATAM Airlines Group S.A. and Subsidiaries, are recognized at cost less any accumulated impairment loss. The rest of the Properties, plants and equipment are recorded, both in their initial recognition and in their subsequent measurement, at their historical cost, restated for inflation when appropriate, less the corresponding depreciation and any loss due to deterioration.

The amounts of advances paid to the aircraft manufacturers are activated by the Company under Construction in progress until they are received.

Subsequent costs (replacement of components, improvements, extensions, etc.) are included in the value of the initial asset or are recognized as a separate asset, only when it is probable that the future economic benefits associated with the elements of property, plant and equipment, they will flow to the Company and the cost of the item can be determined reliably. The value of the replaced component is written off. The rest of the repairs and maintenance are charged to the result of the year in which they are incurred.

The depreciation of the properties, plants and equipment is calculated using the linear method over their estimated technical useful lives; except in the case of certain technical components which are depreciated on the basis of cycles and hours flown. This charge is recognized in the captions “Cost of sale” and “Administrative expenses”.

The residual value and the useful life of the assets are reviewed and adjusted, if necessary, once a year. Useful lives are detailed in Note 16 (d).

When the value of an asset exceeds its estimated recoverable amount, its value is immediately reduced to its recoverable amount.

Losses and gains from the sale of property, plant and equipment are calculated by comparing the consideration with the book value and are included in the consolidated statement of income.

2.5.	Intangible assets other than goodwill

(a)	Airport slots and Loyalty program

Airport slots and the Loyalty program correspond to intangible assets with indefinite useful lives and are annually tested for impairment as an integral part of the CGU Air Transport.

Airport Slots correspond to an administrative authorization to carry out operations of arrival and departure of aircraft, at a specific airport, within a certain period of time.

The Loyalty program corresponds to the system of accumulation and exchange of points that is part of TAM Linhas Aereas S.A.

The airport slots and Loyalty program were recognized at fair value under IFRS 3, as a consequence of the business combination with TAM S.A. and Subsidiaries.

(b)	Computer software

Licenses for computer software acquired are capitalized on the basis of the costs incurred in acquiring them and preparing them for using the specific software. These costs are amortized over their estimated useful lives, for which the Company has been defined useful lives between 3 and 10 years.

Expenses related to the development or maintenance of computer software which do not qualify for capitalization, are shown as an expense when incurred. The personnel costs and others cost directly related to the production of unique and identifiable computer software controlled by the Company, are shown as intangible Assets others than Goodwill when they have met all the criteria for capitalization.

(c)	Brands

The Brands were acquired in the business combination with TAM S.A. and Subsidiaries and, recognized at fair value under IFRS 3. The Company has defined a useful life of five years, period in which the value of the brands will be amortized.

2.6.	Borrowing costs

Interest costs incurred for the construction of any qualified asset are capitalized over the time necessary for completing and preparing the asset for its intended use. Other interest costs are recognized in the consolidated statement of income by function when accrued.

2.7.	Losses for impairment of non-financial assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Assets subject to amortization are tested for impairment losses whenever any event or change in circumstances indicates that the carrying amount may not be recoverable. An impairment loss is recognized for the excess of the carrying amount of the asset over its recoverable amount. The recoverable amount is the fair value of an asset less the costs for sale or the value in use, whichever is greater. For the purpose of evaluating impairment losses, assets are grouped at the lowest level for which there are largely independent cash inflows (cash generating unit. Non-financial assets, other than goodwill, that would have suffered an impairment loss are reviewed if there are indicators of reversal of losses. Impairment losses are recognized in the consolidated statement of income by function under “Other gains (losses)”.

2.8.	Financial assets

The Company classifies its financial assets in the following categories: at fair value (either through other comprehensive income, or through gains or losses), and at amortized cost. The classification depends on the business model of the entity to manage the financial assets and the contractual terms of the cash flows.

The group reclassifies debt investments when, and only when, it changes its business model to manage those assets.

In the initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset classified at amortized cost, the transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets accounted for at fair value through profit or loss are recorded as expenses in the consolidated statement of income by function.

(a)	Debt instruments

The subsequent measurement of debt instruments depends on the group’s business model to manage the asset and cash flow characteristics of the asset. The Company has two measurement categories in which the group classifies its debt instruments:

Amortized cost: the assets held for the collection of contractual cash flows where those cash flows represent only payments of principal and interest are measured at amortized cost. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in income when the asset is derecognized or impaired. Interest income from these financial assets is included in financial income using the effective interest rate method.

Fair value through profit or loss: assets that do not meet the criteria of amortized cost or fair value trought other comprehensive income are measured at fair value through profit or loss. A gain or loss on a debt investment that is subsequently measured at fair value through profit or loss and is not part of a hedging relationship is recognized in profit or loss and is presented net in the consolidated statement of income by function within other gains / (losses) in the period or exercise in which it arises.

(b)	Equity instruments

Changes in the fair value of financial assets at fair value through profit or loss are recognized in other gains / (losses) in the consolidated statement of income by function as appropriate.

The Company evaluates in advance the expected credit losses associated with its debt instruments recorded at amortized cost. The applied impairment methodology depends on whether there has been a significant increase in credit risk.

2.9.	Derivative financial instruments and hedging activities

Until December 31, 2020 the Company recognized the hedging derivatives in accordance with IAS 39, as of January 1, 2021 the Company changed the recognition of these derivatives in accordance with IFRS 9 and continues to recognize under this same standard the derivatives that do not qualify as hedges.

Initially at fair value on the date on which the derivative contract was made and are subsequently valued at their fair value. The method to recognize the resulting loss or gain depends on whether the derivative designated as a hedging instrument and, if so, the nature of the item being hedged.

The Company designates certain derivatives as:

(a)	Hedge of an identified risk associated with a recognized liability or an expected highly- Probable transaction (cash-flow hedge), or

(b)	Derivatives that do not qualify for hedge accounting.

At the beginning of the transaction, the Company documents the economic relationship between the hedged items existing between the hedging instruments and the hedged items, as well as its objectives for risk management and the strategy to carry out various hedging operations. The Company also documents its assessment, both at the beginning and on an ongoing basis, as to whether the derivatives used in the hedging transactions are highly effective in offsetting the changes in the fair value or cash flows of the items being hedged.

The total fair value of the hedging derivatives is booked as Other non-current financial asset or liability if the remaining maturity of the item hedged is over 12 months, and as an other current financial asset or liability if the remaining term of the item hedged is less than 12 months.

Derivatives not booked as hedges are classified as Other financial assets or liabilities.

(a)	Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is shown in the statement of other comprehensive income. The loss or gain relating to the ineffective portion is recognized immediately in the consolidated statement of income by function under other gains (losses). Amounts accumulated in equity are reclassified to profit or loss in the periods or exercise when the hedged item affects profit or loss.

For fuel price hedges, the amounts shown in the statement of other comprehensive income are reclassified to results under the line item Cost of sales to the extent that the fuel subject to the hedge is used.

Gains or losses related to the effective part of the change in the intrinsic value of the options are recognized in the cash flow hedge reserve within equity. Changes in the time value of the options related to the part are recognized within Other Consolidated Comprehensive Income in the costs of the hedge reserve within equity.

When hedging instrument mature, is sold or fails to meet the requirements to be accounted for as hedges, any gain or loss accumulated in the statement of Other comprehensive income until that moment, remains in the statement of other comprehensive income and is reclassified to the consolidated statement of income when the hedged transaction is finally recognized.

When it is expected that the hedged transaction is no longer going to occur, the gain or loss accumulated in the statement of other comprehensive income is taken immediately to the consolidated statement of income by function as “Other gains (losses)”.

(b)	Derivatives not booked as a hedge

The changes in fair value of any derivative instrument that is not booked as a hedge are shown immediately in the consolidated statement of income in “Other gains (losses)”.

2.10.	Inventories

Inventories, are shown at the lower of cost and their net realizable value. The cost is determined on the basis of the weighted average cost method (WAC). The net realizable value is the estimated selling price in the normal course of business, less estimated costs necessary to make the sale.

2.11.	Trade and other accounts receivable

Commercial accounts receivable are initially recognized at their fair value and subsequently at their amortized cost in accordance with the effective rate method, less the provision for impairment according to the model of the expected credit losses. The Company applies the simplified approach permitted by IFRS 9, which requires that expected lifetime losses be recognized upon initial recognition of accounts receivable.

In the event that the Company transfers its rights to any financial asset (generally accounts receivable) to a third party in exchange for a cash payment, the Company evaluates whether all risks and rewards have been transferred, in which case the account receivable is derecognized.

The existence of significant financial difficulties on the part of the debtor, the probability that the debtor goes bankrupt or financial reorganization are considered indicators of a significant increase in credit risk.

The carrying amount of the asset is reduced as the provision account is used and the loss is recognized in the consolidated income statement under “Cost of sales”. When an account receivable is written off, it is regularized against the provision account for the account receivable.

2.12.	Cash and cash equivalents

Cash and cash equivalents include cash and bank balances, time deposits in financial institutions, and other short-term and highly liquid investments and a low risk of loss of value.

2.13.	Capital

The common shares are classified as net equity.

Incremental costs directly attributable to the issuance of new shares or options are shown in net equity as a deduction from the proceeds received from the placement of shares.

2.14.	Trade and other accounts payables

Trade payables and other accounts payable are initially recognized at fair value and subsequently at amortized cost.

2.15.	Interest-bearing loans

Financial liabilities are shown initially at their fair value, net of the costs incurred in the transaction. Later, these financial liabilities are valued at their amortized cost; any difference between the proceeds obtained (net of the necessary arrangement costs) and the repayment value, is shown in the consolidated statement of income during the term of the debt, according to the effective interest rate method.

Financial liabilities are classified in current and non-current liabilities according to the contractual payment dates of the nominal principal.

2.16.	Current and deferred taxes

The tax expense for the period or exercise comprises income and deferred taxes.

The current income tax expense is calculated based on tax laws in enacted the date of statement of financial position, in the countries in which the subsidiaries and associates operate and generate taxable income.

Deferred taxes are recognized, on the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax is not accounted for if it arises from the initial recognition of an assets or a liability in transaction other than a business combination that at the time of the transaction does not affect the accounting or the taxable profit or loss. Deferred tax is determined using the tax rates (and laws) that have been enacted or substantially enacted at the date of the consolidated statements of financial position, and are expected to apply when the related deferred tax asset is realized or the deferred tax liability discharged.

Deferred tax assets are recognized only to the extent it is probable that the future taxable profit will be available against which the temporary differences can be utilized.

The tax (current and deferred) is recognized in statement of income by function, unless it relates to an item recognized in other comprehensive income, directly in equity. In this case the tax is also recognized in other comprehensive income or, directly in the statement of income by function, respectively.

Deferred tax assets and liabilities are offset if and only if:

(a)	There is a legally enforceable right to set off current tax assets and liabilities, and

(b)	The deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either: (i) the same taxable entity, or (ii) different taxable entities which intend to settle current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

2.17.	Employee benefits

(a)	Personnel vacations

The Company recognizes the expense for personnel vacations on an accrual basis.

(b)	Share-based compensation

The compensation plans implemented based on the shares of the Company are recognized in the consolidated financial statements in accordance with IFRS 2: Share-based payments, for plans based on the granting of options, the effect of fair value is recorded in equity with a charge to remuneration in a linear manner between the date of grant of said options and the date on which they become irrevocable, for the plans considered as cash settled award the fair value, updated as of the closing date of each reporting period or exercise, is recorded as a liability with charge to remuneration.

(c)	Post-employment and other long-term benefits

Provisions are made for these obligations by applying the method of the projected unit credit method, and considering estimates of future permanence, mortality rates and future wage increases determined on the basis of actuarial calculations. The discount rates are determined by reference to market interest-rate curves. Actuarial gains or losses are shown in other comprehensive income.

(d)	Incentives

The Company has an annual incentives plan for its personnel for compliance with objectives and individual contribution to the results. The incentives eventually granted consist of a given number or portion of monthly remuneration and the provision is made on the basis of the amount estimated for distribution.

(e)	Termination benefits

The group recognizes termination benefits at the earlier of the following dates: (a) when the group terminates laboral relation; and (b) when the entity recognizes costs for a restructuring that is within the scope of IAS 37 and involves the payment of terminations benefits.

2.18.	Provisions

Provisions are recognized when:

(i)	The Company has a present legal or constructive obligation as a result of a past event;

(ii)	It is probable that payment is going to be required to settle an obligation; and

(iii)	A reliable estimate of the obligation amount can be made.

2.19.	Revenue from contracts with customers

(a)	Transportation of passengers and cargo

The Company recognizes the sale for the transportation service as a deferred income liability, which is recognized as income when the transportation service has been lent or expired. In the case of air transport services sold by the Company and that will be made by other airlines, the liability is reduced when they are remitted to said airlines. The Company periodically reviews whether it is necessary to make an adjustment to deferred income liabilities, mainly related to returns, changes, among others.

Compensations granted to clients for changes in the levels of services or billing of additional services such as additional baggage, change of seat, among others, are considered modifications of the initial contract, therefore, they are deferred until the corresponding service is provided.

(b)	Expiration of air tickets

The Company estimates in a monthly basis the probability of expiration of air tickets, with refund clauses, based on the history of use of the same. Air tickets without refund clause are expired on the date of the flight in case the passenger does not show up.

(c)	Costs associated with the contract

The costs related to the sale of air tickets are activated and deferred until the moment of providing the corresponding service. These assets are included under the heading “Other current non-financial assets” in the Consolidated Classified Statement of Financial Position.

(d)	Frequent passenger program

The Company maintains the following loyalty programs: LATAM Pass and LATAM Pass Brasil, whose objective is building customer loyalty through the delivery of miles or points.

These programs give their frequent passengers the possibility of earning LATAMPASS’s miles or points, which grant the right to a selection of both air and non-air awards. Additionally, the Company sells the LATAMPASS miles or points to financial and non-financial partners through commercial alliances to award miles or points to their customers.

To reflect the miles and points earned, the loyalty program mainly includes two types of transactions that are considered revenue arrangements with multiple performance obligations: (1) Passenger Ticket Sales Earning miles or points (2) miles or points sold to financial and non-financial partner

(1)	Passenger Ticket Sales Earning Miles or Points.

In this case, the miles or points are awarded to customers at the time that the company performs the flight.

To value the miles or points earned with travel, we consider the quantitative value a passenger receives by redeeming miles for a ticket rather than paying cash, which is referred to as Equivalent Ticket Value (“ETV”). Our estimate of ETV is adjusted for miles and point that are not likely to be redeemed (“breakage”).

The balance of miles and point that are pending to redeem are include on deferred revenue.

(2)	Miles sold to financial and non-financial partner

To value the miles or points earns through financial and non-financial partners,the performance obligations with the client are estimated separately. To calculate these performance obligations, different components that add value in the commercial contract must be considered, such as marketing, advertising and other benefits, and finally the value of the points awarded to customers based on our ETV. The value of each of these components is finally allocated in proportion to their relative prices. The performance obligations associated with the valuation of the points or miles earned become part of the Deferred Revenue, and the remaining performance obligations, are recorded as revenue when the miles or points are delivered to the client.

When the miles and points are exchanged for products and services other than the services provided by the Company, the income is recognized immediately, when the exchange is made for air tickets of any airline of LATAM Airlines Group S.A. and subsidiaries, the income is deferred until the air transport service is provided.

The miles and points that the Company estimates will not be exchanged are recognized in the results based on the consumption pattern of the miles or points effectively exchanged by customers. The Company uses statistical models to estimate the probability of exchange, which is based on historical patterns and projections.

(e)	Dividend income

Dividend income is recognized when the right to receive payment is established.

2.20.	Leases

The Company recognizes contracts that meet the definition of a lease, as a right of use asset and a lease liability on the date when the underlying asset is available for use.

Assets for right of use are measured at cost including the following:

-	The amount of the initial measurement of the lease liability;
-	Lease payment made at or before commencement date;
-	Initial direct costs, and
-	Restoration costs.

The assets by right of use are recognized in the statement of financial position in Properties, plants and equipment.

Lease liabilities include the net present value of the following payments:

-	Fixed payments including in substance fixed payment.
-	Variable lease payments that depend on an index or a rate;
-	The exercise price of a purchase options, if is reasonably certain to exercise that option.

The Company determines the present value of the lease payments using the implicit rates for the aircraft leasing contracts and for the rest of the underlying assets, uses the incremental borrowing rate.

Lease liabilities are recognized in the statement of financial position under Other financial liabilities, current or non-current.

Interest accrued on financial liabilities is recognized in the consolidated statement of income in “Financial costs”.

Principal and interest are present in the consolidated cash flow as “Payments of lease liability” and “Interest paid”, respectively, in cash flows use in financing activities

Payments associated with short-term leases without purchase options and leases of low-value assets are recognized on a straight-line basis in profit or loss at the time of accrual. Those payments are presented in cash flows use in operation activities.

The Company analyzes the financing agreements of aircrafts, mainly considering characteristics such as:

(a)	that the Company initially acquired the aircraft or took an important part in the process of direct acquisition with the manufacturers.

(b)	Due to the contractual conditions, it is virtually certain that the Company will execute the purchase option of the aircraft at the end of the lease term.

Since these financing agreements are “substantially purchases” and not leases, the related liability is considered as a financial debt classified under to IFRS 9 and continue to be presented within the “Other financial liabilities” described in Note 18. On the other hand, the aircraft are presented in Property, Plants and Equipment, as described in Note 16, as “own aircraft”.

The Group qualifies as sale and lease transactions, operations that lead to a sale according to IFRS 15. More specifically, a sale is considered as such if there is no option to purchase the goods at the end of the lease term.

If the sale by the seller-lessee is classified as a sale in accordance with IFRS 15, the underlying asset is derecognized, and a right-of-use asset equal to the portion retained proportionally of the amount of the asset is recognized.

If the sale by the seller-lessee is not classified as a sale in accordance with IFRS 15, the transferred assets are kept in the financial statements and a financial liability equal to the sale price is recognized (received from the buyer-lessor).

The Company has applied the practical solution allowed by IFRS 16 for those contracts that meet the established requirements and that allows a lessee to choose not to evaluate if the concessions that it obtains derived from COVID-19 are a modification of the lease.

2.21.	Non-current assets or disposal groups classified as held for sale

Non-current assets (or disposal groups) classified as assets held for sale are shown at the lesser of their book value and the fair value less costs to sell.

2.22.	Maintenance

The costs incurred for scheduled heavy maintenance of the aircraft’s fuselage and engines are capitalized and depreciated until the next maintenance. The depreciation rate is determined on technical grounds, according to the use of the aircraft expressed in terms of cycles and flight hours.

In case of aircraft include in property, plant and equipment, these maintenance cost are capitalized as Property, plant and equipment, while in the case of aircraft on right of use, a liability is accrued based on the use of the main components is recognized, since a contractual obligation with the lessor to return the aircraft on agreed terms of maintenance levels exists. These are recognized as Cost of sales.

Additionally, some contracts that comply with the definition of lease establish the obligation of the lessee to make deposits to the lessor as a guarantee of compliance with maintenance and return conditions. These deposits, often called maintenance reserves, accumulate until a major maintenance is performed, once made, the recovery is requested to the lessor. At the end of the contract period, there is comparison between the reserves that have been paid and required return conditions, and compensation between the parties are made if applicable.

The unscheduled maintenance of aircraft and engines, as well as minor maintenance, are charged to results as incurred.

2.23.	Environmental costs

Disbursements related to environmental protection are charged to results when incurred or accrue.

NOTE 3 - FINANCIAL RISK MANAGEMENT

3.1.	Financial risk factors

The Company is exposed to different financial risks: (a) market risk, (b) credit risk, and (c) liquidity risk. The program overall risk management of the Company aims to minimize the adverse effects of financial risks affecting the company.

(a)	Market risk

Due to the nature of its operations, the Company is exposed to market factors such as: (i) fuel-price risk, (ii) exchange -rate risk (FX), and (iii) interest -rate risk.

The Company has developed policies and procedures for managing market risk, which aim to identify, quantify, monitor and mitigate the adverse effects of changes in market factors mentioned above.

For the foregoing, Management monitors the evolution of fuel price levels, exchange rates and interest rates, quantifies exposures and their risk, and develops and executes hedging strategies.

(i)	Fuel-price risk:

Exposure:

For the execution of its operations the Company purchases a fuel called Jet Fuel grade 54 USGC, which is subject to the fluctuations of international fuel prices.

Mitigation:

To hedge the risk exposure fuel, the Company operates with derivative instruments (swaps and options) whose underlying assets may be different from Jet Fuel, such as West Texas Intermediate (“WTI”) crude, Brent (“BRENT”) crude and distillate Heating Oil (“HO”), which have a high correlation with Jet Fuel and greater liquidity.

Fuel Hedging Results:

As of March 31, 2022, the Company recognized profit of US$ 5.4 million for fuel hedge net of premiums in the costs of sale for the year. During the same period of 2021, the Company recognized profit of US$ 0.9 million for the same concept.

As of March 31, 2022 the market value of the fuel positions was US$ 18.5 million (positive). At the end of December 2021, this market value was US$ 17.6 million (positive).

The following tables show the level of hedge for different periods:

Positions as of March 31, 2022 (*) (Unaudited)	Maturities
	Q222	Q322	Q422	Q123	Total
Percentage of coverage over the expected volume of consumption	30%	17%	14%	0%	15%

(*)	The percentage shown in the table considers all the hedging instruments (swaps and options).

Positions as of December 31, 2021 (*)	Maturities
	Q122	Q222	Q322	Q422	Total
Percentage of coverage over the expected volume of consumption	25%	30%	17%	14%	21%

(*)	The volume shown in the table considers all the hedging instruments (swaps and options).

Sensitivity analysis

A drop in fuel price positively affects the Company through a reduction in costs. However, also negatively affects contracted positions as these are acquired to protect the Company against the risk of a rise in price. The policy therefore is to maintain a hedge-free percentage in order to be competitive in the event of a drop in price.

The current hedge positions are booked as cash flow hedge contracts, so a variation in the fuel price has an impact on the Company’s net equity.

The following tables show the sensitivity of financial instruments according to reasonable changes in the price of fuel and their effect on equity.

The calculations were made considering a parallel movement of US$ 5 per barrel in the underlying reference price curve at the end of March 2022 and the end of December 2021. The projection period was defined until the end of the last fuel hedging contract in force, corresponding to the last business day of the fourth quarter of the year 2022.

	Positions as of March 31, 2022	Positions as of December 31, 2021
Benchmark price	effect on Equity	effect on Equity
(US$ per barrel)	(MUS$)	(MUS$)
Unaudited
+5	+0.5	+2.7
-5	-0.6	-3.3

Given the fuel hedging structure during first quarter – 2022, which considers a portion free of hedges, a vertical drop of 5 dollars in the JET reference price (considered as the monthly daily average), would have meant an impact of approximately US$ 29.6 million lower fuel cost. For the same period, a vertical rise of 5 dollars in the JET reference price (considered as the monthly daily average), would have meant an approximate impact of US$ 29.6 million in higher fuel costs.

(ii)	Foreign exchange rate risk:

Exposure:

The functional and presentation currency of the financial statements of the Parent Company is the US dollar, so that the risk of the Transactional and Conversion exchange rate arises mainly from the Company’s business, strategic and accounting operating activities that are expressed in a monetary unit other than the functional currency.

The subsidiaries of LATAM are also exposed to foreign exchange risk whose impact affects the Company’s Consolidated Income.

The largest operational exposure to LATAM’s exchange risk comes from the concentration of businesses in Brazil, which are mostly denominated in Brazilian Real (BRL), and are actively managed by the company.

At a lower concentration, the Company is also exposed to the fluctuation of other currencies, such as: Euro, Pound sterling, Australian dollar, Colombian peso, Chilean peso, Argentine peso, Paraguayan Guarani, Mexican peso, Peruvian Sol and New Zealand dollar.

Mitigation:

The Company mitigates currency risk exposures by contracting hedging or non-hedging derivative instruments or through natural hedges or execution of internal operations.

Exchange Rate Hedging Results (FX):

As of March 31, 2022, the Company maintains FX not recognized as Hedge accounting derivatives for MUS$ 45. As of December 31, 2021, the Company did not maintain FX not recognized as Hedge accounting derivatives.

As of March 31, 2022, the market value of the positions FX not recognized as Hedge accounting derivatives for MUS$1.4 (negative). As of December 31, 2021 the Company does not hold FX derivatives that are not recognized as hedge accounting.

Sensitivity analysis:

A depreciation of the R$/US$ exchange rate, negatively affects the Company’s operating cash flows, however, also positively affects the value of the positions of derivatives contracted.

The following table shows the sensitivity of non-hedging FX derivative instruments according to reasonable changes in the exchange rate and its effect on results. The Company maintains non-hedge FX derivatives in force for BRL as of March 31, 2022 for US$45 million:

Appreciation	Effect March 31, 2022	Effect March 31, 2021
(depreciation)	(MUS$)	(MUS$)
of R$/US$	Unaudited	Unaudited
-10%	+1.6	-
+10%	-0.5	-

As of March 31, 2022 and December 31, 2021 the Company had no current FX derivatives for BRL.

In the case of TAM S.A., whose functional currency is the Brazilian real, a large part of its liabilities is expressed in US dollars. Therefore, when converting financial assets and liabilities, from dollar to real, they have an impact on the result of TAM S.A., which is consolidated in the Company’s Income Statement.

In order to reduce the impact on the Company’s result caused by appreciations or depreciations of R $ / US $, the Company has executed internal operations to reduce the net exposure in US $ for TAM S.A.

The following table shows the variation in financial results when the R$/US$ exchange rate appreciates or depreciates by 10%:

Appreciation (depreciation)	Effect March 31, 2022	Effect March 31, 2021
of R$/US$	(MUS$)	(MUS$)
	Unaudited	Unaudited
-10%	+70.7	+4.2
+10%	-70.7	-4.2

Effects of exchange rate derivatives in the Financial Statements

The profit or losses caused by changes in the fair value of hedging instruments are segregated between intrinsic value and temporary value. The intrinsic value is the actual percentage of cash flow covered, initially shown in equity and later transferred to income, while the hedge transaction is recorded in income. The temporary value corresponds to the ineffective portion of cash flow hedge which is recognized in the financial results of the Company (Note 18).

Due to the functional currency of TAM S.A. and Subsidiaries is the Brazilian real, the Company presents the effects of the exchange rate fluctuations in Other comprehensive income by converting the Statement of financial position and Income statement of TAM S.A. and Subsidiaries from their functional currency to the U.S. dollar, which is the presentation currency of the consolidated financial statement of LATAM Airlines Group S.A. and Subsidiaries.

The following table shows the change in Other comprehensive income recognized in Total equity in the case of appreciate or depreciate 10% the exchange rate R$/US$:

Appreciation (depreciation)	Effect at March 31, 2022	Effect at December 31, 2021
of R$/US$	MUS$	MUS$
Unaudited
-10%	+112.60	+96.66
+10%	-92.12	-79.09

(iii)	Interest -rate risk:

Exposure:

The Company is exposed to fluctuations in interest rates affecting the markets future cash flows of the assets, and current and future financial liabilities.

The Company is exposed in one portion to the variations of London Inter-Bank Offer Rate (“LIBOR”) and other interest rates of less relevance are Brazilian Interbank Deposit Certificate (“IDC”). Because the publication of LIBOR will cease for June 2023, the company has begun to migrate to the adoption of SOFR as an alternative rate, which will materialize with the termination of LIBOR.

Mitigation:

As of March 31, 2022 the Company did not have current interest rate derivative positions. Currently a 61% (40% at December 31, 2021) of the debt is fixed to fluctuations in interest rate. Most of this debt is indexed to a benchmark rate based on LIBOR.

To mitigate the effect of those derivatives that will be affected by the transition from LIBOR to SOFR, the Company is evaluating adherence to the ISDA protocol in the case of derivatives and is following the recommendations of the relevant authorities, including the Alternative Reference Rates Committee. (“ARRC”) in the case of debt, in line with the measures generally adopted by the market for the replacement of LIBOR in debt contracts.

Rate Hedging Results:

As of March 31, 2022, the Company did not hold current interest rate derivative positions. At the end of December 2021, the Company did not hold current interest rate derivative positions.

Sensitivity analysis:

The following table shows the sensitivity of changes in financial obligations that are not hedged against interest-rate variations. These changes are considered reasonably possible, based on current market conditions each date.

Increase (decrease)	Positions as of March 31, 2022	Positions as of December 31, 2021
futures curve	effect on profit or loss before tax	effect on profit or loss before tax
in libor 3 months	(MUS$)	(MUS$)
Unaudited
+100 basis points	-50.80	-46.31
-100 basis points	+50.80	+46.31

As of December 31, 2021, the Company does not hold current interest rate derivative positions. The above calculations were vertically increased (decreased) 100 basis points of the three-month Libor future curve, both scenarios being reasonably possible based on historical market conditions.

The assumptions of sensitivity calculation must assume that forward curves of interest rates do not necessarily reflect the real value of the compensation flows. Moreover, the structure of interest rates is dynamic over time.

On March 5, 2021, the ICE Benchmark Administration (“IBA”) announced that, as a result of little access to the information necessary for calculating rates, the publication of the 1-week, 2-months USD rates will cease to be published on December 31, 2021 and the remaining terms will cease on June 30, 2023. Although the adoption of alternative rates is voluntary, the impending discontinuation of LIBOR makes it essential that market participants consider moving to alternative rates such as SOFR and that they have appropriate alternative language in existing contracts that reference the discontinuation of LIBOR. In this regard, the Company identifies that its derivative and debt contracts may be affected by the change in the relevant rate. To mitigate the effect, the Company is evaluating adherence to the ISDA protocol in the case of derivatives and is following the recommendations of the relevant authorities, including the Alternative Reference Rates Committee (“ARRC”) in the case of debt, online with the measures generally adopted by the market for the replacement of LIBOR in debt contracts.

Currently, the Company only has fuel derivatives with a nominal value equivalent to 21%’s hedge of the total consumption expected for the next 12 months.

(b)	Credit risk

Credit risk occurs when the counterparty does not meet its obligations to the Company under a specific contract or financial instrument, resulting in a loss in the market value of a financial instrument (only financial assets, not liabilities). The client portfolio at March 31, 2022 increased when compared to the balance as of December 31, 2021 by 21%, mainly due to an increase in passenger transport operations (travel agencies and corporate) that increased by 40% in sales, mainly from a 84% of credit card payments and 30% in cash sales. Instead, the cargo business showed a increase in its net income of 3.2% compared to December 2021. In the case of clients who still have pending balances and that the administration considered risky, the corresponding measures were taken to consider expected credit loss The provision at the end of March 2022 had a decrease of 0.13% compared to December 31, 2021, as a result of the decrease in the portfolio for the application of write-offs in the period.

The Company is exposed to credit risk due to its operational activities and its financial activities, including deposits with banks and financial institutions, investments in other types of instruments, exchange rate transactions and contracting derivative instruments or options.

To reduce the credit risk related to operational activities, the Company has implemented credit limits to limit the exposure of its debtors, which are permanently monitored for the LATAM network, when deemed necessary, agencies have been blocked for cargo and passenger businesses.

(i)	Financial activities

Cash surpluses that remain after the financing of assets necessary for the operation are invested according to credit limits approved by the Company’s Board, mainly in time deposits with different financial institutions, private investment funds, short-term mutual funds, and easily-liquidated corporate and sovereign bonds with short remaining maturities. These investments are booked as Cash and cash equivalents and other current financial assets.

In order to reduce counterparty risk and to ensure that the risk assumed is known and managed by the Company, investments are diversified among different banking institutions (both local and international). The Company evaluates the credit standing of each counterparty and the levels of investment, based on (i) their credit rating, (ii) the equity size of the counterparty, and (iii) investment limits according to the Company’s level of liquidity. According to these three parameters, the Company chooses the most restrictive parameter of the previous three and based on this, establishes limits for operations with each counterparty.

The Company has no guarantees to mitigate this exposure.

Additionally, section 345(b) of the Chapter 11 of the US Bankruptcy Code imposes restrictions on, among other things, the institutions where the Debtors can hold their cash. In particular, it establishes that cash should be held in what are called Authorized Bank Depositories, which are US Banking Institutions that are accepted by the US Trustee Program of the US Department of Justice.  Such Authorized Bank Depositories have generally agreed with the US Trustee Program to maintain collateral of no less than 115% of the aggregate funds on deposit (in excess of FDIC insurance limit) by (i) surety bond or (ii) US Treasury securities. Consequently, pursuant to Section 345(b), as implemented through an agreement with the Office of the United States Trustee, as of the year end the Company held the majority of its cash and equivalents in Banks in the US that are depositories authorized by Office of the United States Trustee for the Southern District of New York. Otherwise, the DIP Facility contains certain restrictions on new investments made by the Debtors during the term of the facility.

(ii)	Operational activities

The Company has four large sales “clusters”: travel agencies, cargo agents, airlines and credit-card administrators. The first three are governed by International Air Transport Association, international (“IATA”) organization comprising most of the airlines that represent over 90% of scheduled commercial traffic and one of its main objectives is to regulate the financial transactions between airlines and travel agents and cargo. When an agency or airline does not pay their debt, they are excluded from operating with IATA’s member airlines. In the case of credit-card administrators, they are fully guaranteed by 100% by the issuing institutions.

Under certain of the Company’s credit card processing agreements, the financial institutions have the right to require that the Company maintain a reserve equal to a portion of advance ticket sales that have been processed by that financial institution, but for which the Company has not yet provided the air transportation. Additionally, the financial institutions have the ability to require additional collateral reserves or withhold payments related to receivables to be collected if increased risk is perceived related to liquidity covenants in these agreements or negative balances occur.

The exposure consists of the term granted, which fluctuates between 1 and 45 days.

One of the tools the Company uses for reducing credit risk is to participate in global entities related to the industry, such as IATA, Business Sales Processing (“BSP”), Cargo Account Settlement Systems (“CASS”), IATA Clearing House (“ICH”) and banks (credit cards). These institutions fulfill the role of collectors and distributors between airlines and travel and cargo agencies. In the case of the Clearing House, it acts as an offsetting entity between airlines for the services provided between them. A reduction in term and implementation of guarantees has been achieved through these entities. Currently the sales invoicing of TAM Linhas Aéreas S.A. related with travel agents and cargo agents for domestic transportation in Brazil is done directly by TAM Linhas Aéreas S.A.

Credit quality of financial assets

The external credit evaluation system used by the Company is provided by IATA. Internal systems are also used for particular evaluations or specific markets based on trade reports available on the local market. The internal classification system is complementary to the external one, i.e. for agencies or airlines not members of IATA, the internal demands are greater.

To reduce the credit risk associated with operational activities, the Company has established credit limits to abridge the exposure of their debtors which are monitored permanently (mainly in case of operational activities of TAM Linhas Aéreas S.A. with travel agents). The bad-debt rate in the principal countries where the Company has a presence is insignificant.

(c)	Liquidity risk

Liquidity risk represents the risk that the Company does not have sufficient funds to pay its obligations.

Due to the cyclical nature of its business, the operation and investment needs, along with the need for financing, the Company requires liquid funds, defined as Cash and cash equivalents plus other short-term financial assets, to meet its payment obligations. On May 26, 2020, the Company and its subsidiaries in Chile, Peru, Colombia, Ecuador and the United States began a voluntary process of reorganization and restructuring of their debt under the protection of the Chapter 11 of the United States, to which on July 9, the Brazilian subsidiary and certain of its subsidiaries were included, in order to preserve the group’s liquidity. In light of the unprecedented impact COVID-19 has had on the global aviation industry, this reorganization process provides LATAM with the opportunity to work with the group’s creditors, and main stakeholders, to reduce its debt and obtain new sources of financing, providing the company with the tools to adapt the group to this new reality.

The balance of liquid funds, future cash generation and the ability to obtain financing, provides the Company with alternatives to meet future investment and financing commitments.

As of March 31, 2022, the balance of liquid funds is US$ 1,179 million (US $ 1,047 million as of December 31, 2021), which are invested in short-term instruments through financial entities with a high credit rating classification.

As of March 31, 2021, LATAM maintains a committed revolving credit facility (Revolving Credit Facility) for a total amount of US$ 600 million, which is fully drawn. This line is secured by and subject to the availability of collateral (i.e. aircraft, engines and spare parts).

After filing Chapter 11 protection, the company received authorization from the Bankruptcy Court for the “debtors in possession” (DIP) financing, in the form of a multi-draw term loan facility in an aggregate principal amount of up to US$ 3.2 billion divided in Tranche A, B and C. Initially, Tranches A and C were committed for a total of US$2.45 billion. To date, these three tranches are fully committed after the approval on October 18 of a proposal to grant financing under Tranche B of the DIP for a total of US$750 million, thus allowing LATAM to access lower financing costs in the next disbursements of the DIP financing.

1) A Tranche A, which is committed for up to US$ 1.3 billion, out of which (i) US$ 1.125 billion were be provided by Oaktree Capital Management, L.P. or certain entities related to it; and (ii) US$ 175 million were be provided by Knighthead, Jefferies and / or other entities that are part of the syndicate of creditors organized by Jefferies;

2) A Tranche B for an amount up to US $750 million that will be contributed by a group of financiers including Oaktree Capital Management, L.P. and Apollo Management Holdings, L.P. and other certain funds advised by them; and

3) A Tranche C for a capital amount of up to US$ 1.15 billion, of which (i) US$ 750 million was provided by a certain group of LATAM’s shareholders composed by Grupo Cueto, Grupo Eblen and Qatar Airways, or certain related entities; (ii) US$ 250 million was provided by Knighthead, Jefferies and / or other entities that are part of the syndicate of creditors organized by Jefferies; and (iii) US$ 150 million which was committed by certain additional shareholder investors through a public investment fund managed by Toesca S.A., through a “joinder” or supplement to the “DIP Agreement” subscripted on November 6, 2020.

In consideration of the extension of the health and mobility restrictions imposed by the authorities in the countries where the group operates, as well as the analysis of the company’s liquidity projection, beginning on October 8, 2020, LATAM has made four withdrawals under the DIP Credit Agreement. In accordance with the terms of the “DIP Agreement”, Debtors must maintain consolidated liquidity of at least US $ 400 million, considering the undrawn line of the DIP, and meet certain milestones with respect to the chapter 11 process.

The amounts by Tranche are summarized in the table below:

	As of March 31, 2022			As of December 31, 2021
Tranche	Committed amount	Withdrew amount	Available amount	Committed amount	Withdrew amount	Available amount
	MUS$	MUS$	MUS$	MUS$	MUS$	MUS$
	Unaudited
Tranche A	1,300	914	386	1,300	876	424
Tranche B	750	527	223	750	300	450
Tranche C	1,150	809	341	1,150	774	376

Total	3,200	2,250	950	3,200	1,950	1,250

On April 8, 2022, a consolidated and modified text (the “Reconsolidated and Modified DIP Credit Agreement”) of the Existing DIP Credit Agreement was signed, which modifies and recasts said agreement and repays the pending payment obligations under it. (that is, under its Tranches A, B and C). The total amount of the Consolidated and Modified DIP Credit Agreement is US$3.7 billion. The Revised and Amended DIP Credit Agreement (i) includes certain reductions in fees and interest compared to the Existing DIP Credit Agreement; and (ii) contemplates an expiration date in accordance with the calendar that LATAM foresees to emerge from the Chapter 11 Procedure. Regarding the latter, the scheduled expiration date of the Consolidated and Modified DIP Credit Agreement is August 8, 2022, subject to possible extensions that, in certain cases, can even reach November 30, 2022.

In addition, on April 8, 2022, the initial disbursement took place under the Consolidated and Modified DIP Credit Agreement for the amount of US$ 2,750 million.

On April 28, 2022, an amendment to the contract was signed to extend the Scheduled Maturity Date from August 8, 2022 to October 14, 2022.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of March 31, 2022 (Unaudited)

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2 Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than				Annual
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Loans to exporters

97.018.000-1	CITIBANK	U.S.A.	US$	115,350	-	-	-	-	115,350	114,000	At Expiration	2.96	2.96
97.030.000-7	ITAU	Chile	US$	20,140	-	-	-	-	20,140	20,000	At Expiration	4.20	4.20
0-E	HSBC	England	US$	12,123	-	-	-	-	12,123	12,000	At Expiration	4.15	4.15

Bank loans
97.023.000-9	CORPBANCA	Chile	UF	11,086	-	-	-	-	11,086	11,086	Quarterly	3.35	3.35
0-E	SANTANDER	Spain	US$	767	2,220	106,555	-	-	109,542	106,427	Quarterly	2.80	2.80
0-E	CITIBANK	U.S.A.	UF	66,846	-	-	-	-	66,846	66,846	At Expiration	3.10	3.10

Obligations with the public
97.030.000-7	BANCO ESTADO	Chile	UF	188,395	17,256	34,513	34,513	396,755	671,432	551,679	At Expiration	4.81	4.81
0-E	BANK OF NEW YORK	U.S.A.	US$	24,063	104,125	860,125	856,000	-	1,844,313	1,500,000	At Expiration	7.16	6.94

Guaranteed obligations
0-E	BNP PARIBAS	U.S.A.	US$	18,477	23,211	48,478	46,649	93,876	230,691	195,469	Quarterly	1.48	1.48
0-E	MUFG	U.S.A.	US$	32,544	20,789	42,603	40,876	51,912	188,724	165,587	Quarterly	1.64	1.64
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	933	4,990	29,851	36,337	89,263	161,374	144,358	Quarterly / Monthly	3.17	1.60

Other guaranteed obligation
0-E	CREDIT AGRICOLE	France	US$	278,119	-	-	-	-	278,119	273,199	At Expiration	1.91	1.91
0-E	MUFG	U.S.A.	US$	9,793	50,597	102,161	-	-	162,551	147,756	Quarterly	2.50	2.50
0-E	CITIBANK	U.S.A.	US$	600,000	-	16,747	-	-	616,747	600,000	At Expiration	3.50	3.50
0-E	BANK OF UTAH	U.S.A.	US$	1,979,318	-	-	-	-	1,979,318	1,940,540	At Expiration	22.58	12.42
0-E	EXIM BANK	U.S.A.	US$	288	1,176	4,405	10,546	54,644	71,059	62,890	Quarterly	1.84	1.84

Financial lease
0-E	CREDIT AGRICOLE	France	US$	695	692	-	-	-	1,387	1,370	Quarterly	3.68	3.23
0-E	CITIBANK	U.S.A.	US$	19,414	42,973	3,335	-	-	65,722	64,885	Quarterly	1.71	1.12
0-E	BNP PARIBAS	U.S.A.	US$	6,631	27,228	15,173	-	-	49,032	47,701	Quarterly	1.93	1.34
0-E	NATIXIS	France	US$	5,886	39,907	69,392	65,052	130,762	310,999	256,128	Quarterly	2.09	2.09
0-E	US BANK	U.S.A.	US$	18,140	72,336	122,112	-	-	212,588	203,066	Quarterly	4.04	2.84
0-E	PK AIRFINANCE	U.S.A.	US$	827	6,522	9,537	-	-	16,886	16,063	Quarterly	1.88	1.88
0-E	EXIM BANK	U.S.A.	US$	2,724	12,437	98,291	241,821	243,042	598,315	533,127	Quarterly	2.88	2.03
0-E	BANK OF UTAH	U.S.A.	US$	-	9,360	18,720	18,720	35,783	82,583	59,893	Mensual	7.73	7.73

Others loans
0-E	OTHERS (**)		US$	56,844	-	-	-	-	56,844	56,844	At Expiration	-	-

	TOTAL			3,469,403	435,819	1,581,998	1,350,514	1,096,037	7,933,771	7,150,914

(*)	Note that the liabilities reflect their contractual obligations in force at March 31, 2022
(**)	Obligation with creditors for executed letters of credit.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of March 31, 2022 (Unaudited)

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

					More than	More than	More than
				Up to	90 days	one to	three to	More than				Annual
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Bank loans

0-E	NCM	Netherlands	US$	990	-	-	-	-	990	943	Monthly	6.01	6.01
0-E	MERRIL LYNCH CREDIT PRODUCTS LLC	U.S.A.	BRL	306,828	-	-	-	-	306,828	306,828	Monthly	3.95	3.95
Financial leases

0-E	NATIXIS	France	US$	53	2,235	4,080	11,076	-	17,444	16,893	Quarterly	2.74	2.74
0-E	GA TELESIS LLC	U.S.A.	US$	695	2,546	5,003	4,766	5,946	18,956	10,678	Monthly	14.72	14.72

Others Loans

0-E	Deustche Bank (**)	Brazil	US$	19,331	-	-	-	-	19,331	19,331	At Expiration	-	-

	TOTAL			327,897	4,781	9,083	15,842	5,946	363,549	354,673

(*)	Note that the liabilities reflect their contractual obligations in force at March 31, 2022
(**)	Obligation with creditors for executed letters of credit

Class of liability for the analysis of liquidity risk ordered by date of maturity as of March 31, 2022 (Unaudited)

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than				Annual
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Lease Liability
-	AIRCRAFT	OTHERS	US$	6,319	894,393	732,806	765,877	1,095,545	3,494,940	2,921,015	-	-	-
-	OTHER ASSETS	OTHERS	US$	6,809	18,557	32,762	19,234	10,899	88,261	87,977	-	-	-
			UF	640	768	256	79	291	2,034	1,823	-	-	-
			COP	2	5	31	-	-	38	38	-	-	-
			EUR	153	132	148	-	-	433	429	-	-	-
			PEN	5	8	92	-	-	105	99	-	-	-

Trade and other accounts payables
-	OTHERS	OTHERS	US$	1,027,483	85,776	-	-	-	1,113,259	-	-	-	-
			CLP	275,520	51,841	-	-	-	327,361	-	-	-	-
			BRL	342,240	146	-	-	-	342,386	-	-	-	-
			Other currency	374,028	5,073	-	-	-	379,101	-	-	-	-
Accounts payable to related parties currents (*)
Foreign	Inversora Aeronáutica Argentina S.A.	Argentina	US$	-	5	-	-	-	5	5	-	-	-
Foreign	Delta Airlines	U.S.A	US$	-	1,080	-	-	-	1,080	1,080	-	-	-
Foreign	Patagonia Seafarms INC	U.S.A	CLP	-	7	-	-	-	7	7	-	-	-
81.062.300-4	Costa Verde Aeronautica S.A.	Chile	CLP	-	193,178	-	-	-	193,178	193,178	-	-	-
Foreign	QA Investments Ltd	Jersey Channel Islands	US$	-	241,472	-	-	-	241,472	241,472	-	-	-
Foreign	QA Investments 2 Ltd	Jersey Channel Islands	US$	-	241,472	-	-	-	241,472	241,472	-	-	-
Foreign	Lozuy S.A.	Uruguay	US$	-	48,294	-	-	-	48,294	48,294	-	-	-

	Total			2,033,199	1,782,207	766,095	785,190	1,106,735	6,473,426	3,736,889

	Total consolidated			5,830,499	2,222,807	2,357,176	2,151,546	2,208,718	14,770,746	11,242,476

(*)	Trade and other accounts payables include claims resulting from Chapter 11 negotiation and are subject to settlement in accordance with the Reorganization plan.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2021

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2 Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than				Annual
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Loans to exporters
97.018.000-1	CITIBANK	Chile	US$	115,350	-	-	-	-	115,350	114,000	At Expiration	2.96	2.96
97.030.000-7	ITAU	Chile	US$	20,140	-	-	-	-	20,140	20,000	At Expiration	4.20	4.20
0-E	HSBC	Chile	US$	12,123	-	-	-	-	12,123	12,000	At Expiration	4.15	4.15

Bank loans
97.023.000-9	CORPBANCA	Chile	UF	10,236	-	-	-	-	10,236	10,106	Quarterly	3.35	3.35
0-E	SANTANDER	Spain	US$	751	2,604	106,939	-	-	110,294	106,427	Quarterly	2.80	2.80
0-E	CITIBANK	U.S.A.	UF	60,935	-	-	-	-	60,935	60,935	At Expiration	3.10	3.10

Obligations with the public
97.030.000-7	BANCO ESTADO	Chile	UF	36,171	179,601	31,461	31,461	369,537	648,231	502,897	At Expiration	4.81	4.81
0-E	BANK OF NEW YORK	U.S.A.	US$	184,188	104,125	884,188	856,000	-	2,028,501	1,500,000	At Expiration	7.16	6.94

Guaranteed obligations
0-E	BNP PARIBAS	U.S.A.	US$	17,182	19,425	40,087	41,862	95,475	214,031	198,475	Quarterly	1.48	1.48
0-E	MUFG	U.S.A.	US$	29,652	17,921	36,660	37,829	55,297	177,359	166,712	Quarterly	1.64	1.64
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	933	4,990	29,851	36,337	89,263	161,374	144,358	Quarterly / Monthly	3.17	1.60

Other guaranteed obligation
0-E	CREDIT AGRICOLE	France	US$	273,199	-	-	-	-	273,199	273,199	At Expiration	1.82	1.82
0-E	MUFG	U.S.A.	US$	8,150	46,746	94,062	14,757	-	163,715	156,933	Quarterly	1.72	1.72
0-E	CITIBANK	U.S.A.	US$	613,419	-	-	-	-	613,419	600,000	At Expiration	2.00	2.00
0-E	BANK OF UTAH	U.S.A.	US$	-	1,858,051	-	-	-	1,858,051	1,644,876	At Expiration	22.71	12.97
0-E	EXIM BANK	U.S.A.	US$	271	1,173	3,375	10,546	55,957	71,322	62,890	Quarterly	1.84	1.84

Financial lease
0-E	CREDIT AGRICOLE	France	US$	699	1,387	-	-	-	2,086	2,052	Quarterly	3.68	3.23
0-E	CITIBANK	U.S.A.	US$	19,268	59,522	5,721	-	-	84,511	83,985	Quarterly	1.37	0.79
0-E	BNP PARIBAS	U.S.A.	US$	7,351	26,519	21,685	-	-	55,555	54,918	Quarterly	1.56	0.96
0-E	NATIXIS	France	US$	5,929	34,328	59,574	59,930	130,131	289,892	261,458	Quarterly	2.09	2.09
0-E	US BANK	U.S.A.	US$	18,158	72,424	133,592	6,573	-	230,747	219,667	Quarterly	4.03	2.84
0-E	PK AIRFINANCE	U.S.A.	US$	853	5,763	10,913	-	-	17,529	16,851	Quarterly	1.88	1.88
0-E	EXIM BANK	U.S.A.	US$	2,758	11,040	61,167	249,466	269,087	593,518	533,127	Quarterly	2.88	2.03

Others loans
0-E	OTHERS (**)		US$	55,819	-	-	-	-	55,819	55,819	At Expiration	-	-

	TOTAL			1,493,535	2,445,619	1,519,275	1,344,761	1,064,747	7,867,937	6,801,685

(*)	Note that the liabilities reflect their contractual obligations in force at December 31, 2021
(**)	Obligation with creditors for executed letters of credit.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2021

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

					More than	More than	More than
				Up to	90 days	one to	three to	More than				Annual
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Bank loans

0-E	NCM	Netherlands	US$	990	-	-	-	-	990	943	Monthly	6.01	6.01
0-E	MERRIL LYNCH CREDIT PRODUCTS LLC	U.S.A.	BRL	185,833	-	-	-	-	185,833	185,833	Monthly	3.95	3.95
0-E	BANCO BRADESCO	Brazil	BRL	74,661	-	-	-	-	74,661	74,661	Monthly	4.33	4.33

Financial leases

0-E	NATIXIS	France	US$	486	2,235	4,080	11,076	-	17,877	17,326	Quarterly	2.74	2.74
0-E	GA TELESIS LLC	U.S.A.	US$	762	2,706	4,675	4,646	5,077	17,866	10,999	Monthly	14.72	14.72

Others Loans

0-E	Deustche Bank (**)	Brazil	US$	20,689	-	-	-	-	20,689	20,689	At Expiration	-	-

	TOTAL			283,421	4,941	8,755	15,722	5,077	317,916	310,451

(*)	Note that the liabilities reflect their contractual obligations in force at December 31, 2021
(**)	Obligation with creditors for executed letters of credit

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2021

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than				Annual
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Lease Liability
-	AIRCRAFT	OTHERS	US$	694,568	469,568	767,629	811,843	778,613	3,522,221	2,883,657	-	-	-
-	OTHER ASSETS	OTHERS	US$	9,859	11,820	22,433	23,365	8,651	76,128	73,615	-	-	-
			UF	1,759	982	245	76	231	3,293	2,621	-	-	-
			COP	2	7	35	-	-	44	42	-	-	-
			EUR	198	112	293	-	-	603	599	-	-	-
			PEN	4	7	97	-	-	108	103	-	-	-

Trade and other accounts payables
-	OTHERS	OTHERS	US$	665,645	165,085	-	-	-	830,730	830,730	-	-	-
			CLP	214,224	4,912	-	-	-	219,136	219,136	-	-	-
			BRL	365,486	5,258	-	-	-	370,744	370,744	-	-	-
			Other currency	542,304	3,719	-	-	-	546,023	546,023	-	-	-
Accounts payable to related parties currents (*)
Foreign	Inversora Aeronáutica Argentina S.A.	Argentina	US$	-	5	-	-	-	5	5	-	-	-
Foreign	Delta Airlines	U.S.A	US$	-	2,268	-	-	-	2,268	2,268	-	-	-
Foreign	Patagonia Seafarms INC	U.S.A	CLP	-	7	-	-	-	7	7	-	-	-
81.062.300-4	Costa Verde Aeronautica S.A.	Chile	CLP	-	175,819	-	-	-	175,819	175,819	-	-	-
Foreign	QA Investments Ltd	Jersey Channel Islands	US$	-	219,774	-	-	-	219,774	219,774	-	-	-
Foreign	QA Investments 2 Ltd	Jersey Channel Islands	US$	-	219,774	-	-	-	219,774	219,774	-	-	-
Foreign	Lozuy S.A.	Uruguay	US$	-	43,955	-	-	-	43,955	43,955	-	-	-

	Total			2,494,049	1,323,072	790,732	835,284	787,495	6,230,632	5,588,872

	Total consolidated			4,271,005	3,773,632	2,318,762	2,195,767	1,857,319	14,416,485	12,701,008

(*)	Trade and other accounts payables include claims resulting from Chapter 11 negotiation and are subject to settlement in accordance with the Reorganization plan.

The Company has fuel, interest rate and exchange rate hedging strategies involving derivatives contracts with different financial institutions.

At the end of 2021, the Company had delivered US$ 3 million in guarantees for derivative margins corresponding to cash and standby letters of credit. As of March 31, 2022, the Company maintains guarantees for US$ 5.5 million corresponding to derivative transactions. The increase was due to: i) greater subscription of hedging contracts than their maturity and ii) changes in fuel prices, exchange rates and interest rates.

3.2. Capital risk management

The objectives of the Company, in relation to capital management are: (i) to meet the minimum equity requirements and (ii) to maintain an optimal capital structure.

The Company monitors contractual obligations and regulatory requirements in the different countries where the group’s companies are domiciled to ensure faithful compliance with the minimum equity requirement, the most restrictive limit of which is to maintain positive liquid equity.

Additionally, the Company periodically monitors the short and long term cash flow projections to ensure that it has sufficient cash generation alternatives to meet future investment and financing commitments.

The international credit rating of the Company is the result of the ability to meet long-term financial commitments. As of March 31, 2022, and as a consequence of the expected decline in demand due to the COVID-19 pandemic and the Company’s filing for voluntary protection under the U.S. Chapter 11 reorganization statute, Standard & Poor’s, Moody’s y Fitch Ratings withdrew their credit ratings for LATAM

3.3. Estimates of fair value.

At March 31, 2022, the Company maintained financial instruments that should be recorded at fair value. These are grouped into two categories:

1.	Derivative financial instruments:

This category includes the following instruments:

-	Interest rate derivative contracts,

-	Fuel derivative contracts,

-	Currency derivative contracts.

2.	Financial Investments:

This category includes the following instruments:

-	Investments in short-term Mutual Funds (cash equivalent)

-	Private investment funds.

The Company has classified the fair value measurement using a hierarchy that reflects the level of information used in the assessment. This hierarchy consists of 3 levels (I) fair value based on quoted prices in active markets for identical assets or liabilities, (II) fair value calculated through valuation methods based on inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) and (III) fair value based on inputs for the asset or liability that are not based on observable market data.

The fair value of financial instruments traded in active markets, such as investments acquired for trading, is based on quoted market prices at the close of the period using the current price of the buyer. The fair value of financial assets not traded in active markets (derivative contracts) is determined using valuation techniques that maximize use of available market information. Valuation techniques generally used by the Company are quoted market prices of similar instruments and / or estimating the present value of future cash flows using forward price curves of the market at period end.

The following table shows the classification of financial instruments at fair value, depending on the level of information used in the assessment:

	As of March 31, 2022				As of December 31, 2021
		Fair value measurements using values				Fair value measurements using values
		considered as				considered as
	Fair value	Level I	Level II	Level III	Fair value	Level I	Level II	Level III
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Assets
Cash and cash equivalents	29,242	29,242	-	-	26,025	26,025	-	-
Short-term mutual funds	29,242	29,242	-	-	26,025	26,025	-	-

Other financial assets, current	29,744	390	29,354	-	26,467	1,637	24,830	-
Fair value of fuel derivatives	18,476	-	18,476	-	17,641	-	17,641	-
Private investment funds	390	390	-	-	347	347	-	-
Certificate of Deposit (CBD)	10,878	-	10,878	-	7,189	-	7,189	-
Domestic and foreign bonds	-	-	-	-	1,290	1,290	-	-

Other financial assets, not current	2,747	494	2,253	-	-	-	-	-
Certificate of Deposit (CBD)	2,253	-	2,253	-	-	-	-	-
Other investments	494	494	-	-	-	-	-	-

Liabilities

Other financial liabilities, current	7,047	-	7,047	-	5,671	-	5,671	-
Fair value of interest rate derivatives	2,734	-	2,734	-	2,734	-	2,734	-
Currency derivative not registered as hedge accounting	4,313	-	4,313	-	2,937	-	2,937	-

Additionally, at March 31, 2022, the Company has financial instruments which are not recorded at fair value. In order to meet the disclosure requirements of fair values, the Company has valued these instruments as shown in the table below:

	As of March 31, 2022		As of December 31, 2021
	Book	Fair	Book	Fair
	value	value	value	value
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Cash and cash equivalents	1,149,666	1,149,666	1,020,810	1,020,810
Cash on hand	2,193	2,193	2,120	2,120
Bank balance	675,148	675,148	558,078	558,078
Overnight	387,441	387,441	386,034	386,034
Time deposits	84,884	84,884	74,578	74,578
Other financial assets, current	88,379	88,379	74,671	74,671
Other financial assets	88,379	88,379	74,671	74,671
Trade debtors, other accounts receivable and Current accounts receivable	1,020,882	1,020,882	902,672	902,672
Accounts receivable from entities related, current	1,666	1,666	724	724
Other financial assets, not current	14,491	14,491	15,622	15,622
Accounts receivable, non-current	12,291	12,291	12,201	12,201

Other current financial liabilities	4,919,425	4,619,421	4,447,780	4,339,370
Accounts payable for trade and other accounts payable, current	5,213,745	5,213,745	4,860,153	4,860,153
Accounts payable to entities related, current	725,508	725,508	661,602	662,345
Other financial liabilities, not current	6,068,693	5,686,422	5,948,702	5,467,594
Accounts payable, not current	373,228	373,228	472,426	472,426

The book values of accounts receivable and payable are assumed to approximate their fair values, due to their short-term nature. In the case of cash on hand, bank balances, overnight, time deposits and accounts payable, non-current, fair value approximates their carrying values.

The fair value of other financial liabilities is estimated by discounting the future contractual cash flows at the current market interest rate for similar financial instruments (Level II). In the case of Other financial assets, the valuation was performed according to market prices at period end. The book value of Other financial liabilities, current or non-current, do not include lease liabilities.

The amounts included in the fair value do not include any adjustment that may result from the resolution of the chapter 11 process.

NOTE 4 - ACCOUNTING ESTIMATES AND JUDGMENTS

The Company has used estimates to value and record some of the assets, liabilities, income, expenses and commitments. Basically, these estimates refer to:

(a)	Evaluation of possible losses due to impairment of intangible assets with indefinite useful life

Management conducts an impairment test annually or more frequently if events or changes in circumstances indicate potential impairment. An impairment loss is recognized for the amount by which the carrying amount of the cash generating unit (CGU) exceeds its recoverable amount.

Management’s value-in-use calculations included significant judgments and assumptions relating to revenue growth rates, exchange rate, discount rate, inflation rates, fuel price. The estimation of these assumptions requires significant judgment by the management, as these variables feature inherent uncertainty; however, the assumptions used are consistent with Company’s forecasts approved by management. Therefore, management evaluates and updates the estimates as necessary, in light of conditions that affect these variables. The main assumptions used as well as the corresponding sensitivity analyses are showed in Note 15.

(b)	Useful life, residual value, and impairment of property, plant, and equipment

The depreciation of assets is calculated based on the linear model, except for certain technical components depreciated on cycles and hours flown. These useful lives are reviewed on an annual basis according with the Company’s future economic benefits associated with them.

Changes in circumstances such as: technological advances, business model, planned use of assets or capital strategy may render the useful life different to the lifespan estimated. When it is determined that the useful life of property, plant, and equipment must be reduced, as may occur in line with changes in planned usage of assets, the difference between the net book value and estimated recoverable value is depreciated, in accordance with the revised remaining useful life.

The residual values are estimated according to the market value that said assets will have at the end of their life. The residual value and useful life of the assets are reviewed, and adjusted if necessary, once a year. When the value of an asset is greater than its estimated recoverable amount, its value is immediately reduced to its recoverable amount.

The Company has concluded that the Properties, Plant and Equipment cannot generate cash inflows to a large extent independent of other assets, therefore the impairment assessment is made as an integral part of the only Cash Generating Unit maintained by the Company, Air Transport. The Company checks when there are signs of impairment, whether the assets have suffered any impairment losses at the Cash Generated Unit level.

(c)	Recoverability of deferred tax assets

Management records deferred taxes on the temporary differences that arise between the tax bases of assets and liabilities and their amounts in the financial statements. Deferred tax assets on tax losses are recognized to the extent that it is probable that future tax benefits will be available to offset temporary differences.

The Company applies significant judgment in evaluating the recoverability of deferred tax assets. In determining the amounts of the deferred tax asset to be accounted for, management considers tax planning strategies historical profitability, projected future taxable income (considering assumptions such as: growth rate, exchange rate, discount rate, fuel price online with those used in the impairment analysis of the group’s cash-generating unit) and the expected timing of reversals of existing temporary differences.

(d)	Air tickets sold that will not be finally used.

The Company records the sale of airline tickets as deferred income. Ordinary revenue from the sale of tickets is recognized in the income statement when the passenger transport service is provided or expires due to non-use. The Company evaluates monthly the probability of expiration of the air tickets, with return clauses, based on the history of use of the air tickets. A change in this probability could have an impact on revenue in the year in which the change occurs and in future years.

As of March 31, 2022, deferred income associated with air tickets sold amounts to ThUS$1,227,375 (ThUS$1,126,371 as of December 31, 2021).

(e)	Valuation of miles and points awarded to holders of loyalty programs, pending use.

As of March 31, 2022, the deferred income associated with the LATAM Pass loyalty program amounts to ThUS$1,228,422 (ThUS$1,285,732 as of December 31, 2021). A hypothetical change of one percentage point in the exchange probability would translate into a cumulative impact of ThUS$27,622 in the results of 2022 (ThUS$27,151 in 2021). Deferred income associated with the LATAM Pass Brasil loyalty program (See Note 21) amounts to ThUS$207,973 as of March 31, 2022 (ThUS$192,381 as of December 31, 2021). A hypothetical change of two percentage points in the probability of exchange would translate into a cumulative impact of ThUS$6,727 in the results of 2022 (ThUS$5,100 in 2021).

Management used statistical models to estimate the miles and point awarded that will not be redeemed, by the programs members (breakage) which involved significant judgments and assumptions relating the historical redemption and expiration activity and forecasted redemption and expiration patterns.

The management in conjunction with an external specialist develop a predictive model of non-use miles or points, which allows to generate non-use rates on the basis of historical information, based on behavior of the accumulation, use and expiration of the miles or points.

(f)	Provisions needs, and their valuation when required

In the case of known contingencies, the Company records a provision when it has a present obligation, whether legal or constructive, as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the obligation amount can be made. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events, the likelihood of loss being incurred and when determining whether a reliable estimate of the loss can be made. The Company assesses its liabilities and contingencies based upon the best information available, uses the knowledge, experience and professional judgment to the specific characteristics of the known risks. This process facilitates the early assessment and quantification of potential risks in individual cases or in the development of contingent matters. If we are unable to reliably estimate the obligation or conclude no loss is probable but it is reasonably possible that a loss may be incurred, no provision is recorded but the contingency is disclosed in the notes to the consolidated financial statements.

Company recognized as the present obligation under an onerous contract as a provision when a contract under which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it.

(g)	Leases

(i)	Discount rate

The discount rate used to calculate the lease debt corresponds, for each aircraft, to the implicit interest rate calculated by the contractual elements and residual market values. The implicit rate of the contract is the discount rate that gives the aggregate present value of the minimum lease payments and the unguaranteed residual value.

For assets other than aircraft, the estimated lessee’s incremental borrowing rate, derived from information available at the lease commencement date, was used to determine the present value of the lease payments. We consider our recent debt issuances as well as publicly available data for instruments with similar characteristics when calculating our incremental borrowing rates.

A decrease of one percentage point in our estimate of the rates used in the determination of the lease liabilities of the new and the modifications of fleet contracts registered as of March 31, 2022 would increase the lease liability by approximately US$92 million.

(ii)	Lease term

In determining the term of the lease, all the facts and circumstances that create an economic incentive to exercise an extension option are considered. Extension options (or periods after termination options) are only included in the term of the lease if you are reasonably certain that the lease will be extended (or not terminated). This is reviewed if a significant event or significant change in circumstances occurs that affects this assessment and is within the control of the lessee.

These estimates were made based on the best information available relating to the matters analyzed.

In any case, it is possible that events that may take place in the future could lead to their modification in future reporting periods, which would be made in a prospective manner.

NOTE 5 - SEGMENTAL INFORMATION

As of March 31, 2022, the Company considers that it has a single operating segment, Air Transport. This segment corresponds to the route network for air transport and is based on the way in which the business is managed, according to the centralized nature of its operations, the ability to open and close routes, as well as reassignment (airplanes, crew, personnel, etc.) within the network, which implies a functional interrelation between all of them, making them inseparable. This segment definition is one of the most common in the worldwide airline industry.

The Company’s revenues by geographic area are as follows:

	For the period ended
	At March 31,
	2022	2021
	ThUS$	ThUS$
	Unaudited
Peru	183,038	68,374
Argentina	41,881	15,701
U.S.A.	239,747	120,326
Europe	195,525	54,050
Colombia	127,711	69,228
Brazil	639,649	254,430
Ecuador	55,725	36,201
Chile	359,959	156,482
Asia Pacific and rest of Latin America	73,702	67,408
Income from ordinary activities	1,916,937	842,200
Other operating income	42,094	70,964

The Company allocates revenues by geographic area based on the point of sale of the passenger ticket or cargo. Assets are composed primarily of aircraft and aeronautical equipment, which are used throughout the different countries, so it is not possible to assign a geographic area.

The Company has no customers that individually represent more than 10% of sales.

NOTE 6 - CASH AND CASH EQUIVALENTS

	As of	As of
	March 31,	December 31,
	2022	2021
	ThUS$	ThUS$
	Unaudited

Cash on hand	2,193	2,120
Bank balances	675,148	558,078
Overnight	387,441	386,034
Total Cash	1,064,782	946,232

Cash equivalents
Time deposits	84,884	74,578
Mutual funds	29,242	26,025
Total cash equivalents	114,126	100,603
Total cash and cash equivalents	1,178,908	1,046,835

Balance include Cash and Cash equivalent from the Group’s Companies that file for Chapter 11. Due to a motion approved by the US bankruptcy court these balance can only be used on normal course of business activities and invested in specific banks also approved on the motion.

Cash and cash equivalents are denominated in the following currencies:

	As of	As of
	March 31,	December 31,
	2022	2021
	ThUS$	ThUS$
Currency	Unaudited

Argentine peso	7,086	7,148
Brazilian real	94,669	89,083
Chilean peso	12,461	9,800
Colombian peso	23,413	13,535
Euro	12,112	7,099
US Dollar	996,808	886,627
Other currencies	32,359	33,543
Total	1,178,908	1,046,835

NOTE 7 - FINANCIAL INSTRUMENTS

Financial instruments by category

As of March 31, 2022 (Unaudited)

Assets	Measured at	At fair value
	amortized	with changes	Hedge
	cost	in results	derivatives	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	1,149,666	29,242	-	1,178,908
Other financial assets, current (*)	99,257	390	18,476	118,123
Trade and others accounts receivable, current	1,020,882	-	-	1,020,882
Accounts receivable from related entities, current	1,666	-	-	1,666
Other financial assets, non current	17,238	-	-	17,238
Accounts receivable, non current	12,291	-	-	12,291
Total	2,301,000	29,632	18,476	2,349,108

Liabilities	Measured at	At fair value with
	amortized	changes	Hedge
	cost	in results	derivatives	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Other financial liabilities, current	4,919,425	4,313	2,734	4,926,472
Trade and others accounts payable, current	5,213,745	-	-	5,213,745
Accounts payable to related entities, current	725,508	-	-	725,508
Other financial liabilities, non-current	6,068,693	-	-	6,068,693
Accounts payable, non-current	373,228	-	-	373,228
Total	17,300,599	4,313	2,734	17,307,646

(*)	The value presented as fair value with changes in the result, corresponds mainly to private investment funds; and as measured at amortized cost correspond to guarantees delivered.

As of December 31, 2021

	Measured at	At fair value
	amortized	with changes	Hedge
Assets	cost	in results	derivatives	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	1,020,810	26,025	-	1,046,835
Other financial assets, current (*)	83,150	347	17,641	101,138
Trade and others accounts receivable, current	902,672	-	-	902,672
Accounts receivable from related entities, current	724	-	-	724
Other financial assets, non current	15,622	-	-	15,622
Accounts receivable, non current	12,201	-	-	12,201
Total	2,035,179	26,372	17,641	2,079,192

	Measured at	At fair value with
	amortized	changes	Hedge
Liabilities	cost	in results	derivatives	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Other financial liabilities, current	4,447,780	2,937	2,734	4,453,451
Trade and others accounts payable, current	4,860,153	-	-	4,860,153
Accounts payable to related entities, current	661,602	-	-	661,602
Other financial liabilities, non-current	5,948,702	-	-	5,948,702
Accounts payable, non-current	472,426	-	-	472,426
Total	16,390,663	2,937	2,734	16,396,334

(*)	The value presented as initial designation as fair value through profit and loss, corresponds mainly to private investment funds; and as measured at amortized cost they correspond to the guarantees granted.

NOTE 8 - TRADE AND OTHER ACCOUNTS RECEIVABLE CURRENT, AND NON- CURRENT ACCOUNTS RECEIVABLE

	As of	As of
	March 31,	December 31,
	2022	2021
	ThUS$	ThUS$
	Unaudited

Trade accounts receivable	929,568	785,952
Other accounts receivable	184,506	209,925
Total trade and other accounts receivable	1,114,074	995,877
Less: Expected credit loss	(80,901)	(81,004)
Total net trade and accounts receivable	1,033,173	914,873
Less: non-current portion – accounts receivable	(12,291)	(12,201)
Trade and other accounts receivable, current	1,020,882	902,672

The fair value of trade and other accounts receivable does not differ significantly from the book value.

To determine the expected credit losses, the Company groups accounts receivable for passenger and cargo transportation; depending on the characteristics of shared credit risk and maturity.

	As of March 31, 2022			As December 31, 2021
	Expected	Gross book	Impairment loss	Expected	Gross book	Impairment loss
Portfolio maturity	loss rate (1)	value (2)	Provision	loss rate (1)	value (2)	Provision
	%	ThUS$	ThUS$	%	ThUS$	ThUS$
	Unaudited
Up to date	1%	742,164	(8,490)	1%	591,210	(8,806)
From 1 to 90 days	7%	109,106	(7,697)	10%	116,613	(11,840)
From 91 to 180 days	38%	11,401	(4,346)	31%	11,376	(3,567)
From 181 to 360 days	79%	4,303	(3,413)	72%	3,863	(2,766)
more of 360 days	91%	62,594	(56,955)	86%	62,890	(54,025)
Total		929,568	(80,901)		785,952	(81,004)

(1)	Corresponds to the consolidated expected rate of accounts receivable.

(2)	The gross book value represents the maximum credit risk value of trade accounts receivables.

Currency balances composition of the Trade and other accounts receivable and non-current accounts receivable are as follow:

	As of	As of
	March 31,	December 31,
Currency	2022	2021
	ThUS$	ThUS$
	Unaudited
Argentine Peso	12,707	7,282
Brazilian Real	496,479	361,745
Chilean Peso	34,289	53,488
Colombian Peso	9,178	5,658
Euro	11,801	24,143
US Dollar	437,392	441,079
Korean Won	1,207	844
Mexican Peso	3,022	2,428
Australian Dollar	1,370	62
Pound Sterling	9,578	12,728
Uruguayan Peso (New)	1,762	860
Swiss Franc	1,144	360
Japanese Yen	373	106
Swedish crown	2,918	488
Other Currencies	9,953	3,603
Total	1,033,173	914,873

The movements of the provision for impairment losses of the Trade Debtors and other accounts receivable are as follows:

	Opening		(Increase)	Closing
Periods	balance	Write-offs	Decrease	balance
	ThUS$	ThUS$	ThUS$	ThUS$

From January 1 to March 31, 2021 (Unaudited)	(122,193)	13,186	(2,034)	(111,041)
From April 1 to December 31, 2021 (Unaudited)	(111,041)	13,249	16,788	(81,004)
From January 1 to March 31, 2022 (Unaudited)	(81,004)	1,820	(1,717)	(80,901)

Once pre-judicial and judicial collection efforts are exhausted, the assets are written off against the allowance. The Company only uses the allowance method rather than direct write-off, to ensure control.

The historical and current renegotiations are not very relevant, and the policy is to analyze case by case to classify them according to the existence of risk, determining if their reclassification corresponds to pre-judicial collection accounts.

The maximum credit-risk exposure at the date of presentation of the information is the fair value of each one of the categories of accounts receivable indicated above.

	As of March 31, 2022			As of December 31, 2021
	Gross exposure	Gross	Exposure net	Gross exposure	Gross	Exposure net
	according to	impaired	of risk	according to	Impaired	of risk
	balance	exposure	concentrations	balance	exposure	concentrations
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Unaudited
Trade accounts receivable	929,568	(80,901)	848,667	785,952	(81,004)	704,948
Other accounts receivable	184,506	-	184,506	209,925	-	209,925

There are no relevant guarantees covering credit risk and these are valued when they are settled; no materially significant direct guarantees exist. Existing guarantees, if appropriate, are made through IATA.

NOTE 9 - ACCOUNTS RECEIVABLE FROM/PAYABLE TO RELATED ENTITIES

(a)	Accounts Receivable

					As of	As of
			Country		March 31,	December 31,
Tax No.	Related party	Relationship	of origin	Currency	2022	2021
					ThUS$	ThUS$
					Unaudited
Foreign	Qatar Airways	Indirect shareholder	Qatar	US$	1,657	703

Foreign	TAM Aviação Executiva e Taxi Aéreo S.A.	Common shareholder	Brazil	BRL	-	2

87.752.000-5	Granja Marina Tornagaleones S.A.	Common shareholder	Chile	CLP	4	6

76.335.600-0	Parque de Chile S.A.	Related director	Chile	CLP	2	2

96.989.370-3	Rio Dulce S.A.	Related director	Chile	CLP	1	4

96.810.370-9	Inversiones Costa Verde Ltda. y CPA.	Related director	Chile	CLP	2	7
	Total current assets				1,666	724

(b)	Current accounts payable

					Current liabilities
					As of	As of
			Country		March 31,	December 31,
Tax No.	Related party	Relationship	of origin	Currency	2022	2021
					ThUS$	ThUS$
					Unaudited
Foreign	Delta Airlines, Inc.	Shareholder	U.S.A.	US$	1,080	2,268

Foreign	Inversora Aeronáutica Argentina S.A.	Related director	Argentina	US$	5	5

Foreign	Patagonia Seafarms INC	Related director	U.S.A.	US$	7	7

81.062.300-4	Costa Verde Aeronautica S.A. (*)	Shareholder	Chile	US$	193,178	175,819

Foreign	QA Investments Ltd (*)	Common shareholder	Jersey Channel	US$	241,472	219,774

Foreign	QA Investments 2 Ltd (*)	Common shareholder	Jersey Channel	US$	241,472	219,774

Foreign	Lozuy S.A. (*)	Common shareholder	Uruguay	US$	48,294	43,955
	Total current and non current liabilities				725,508	661,602

(*)	Corresponds to drewdawns of Tranche C of the DIP loan (See Note 3.1c)

Transactions between related parties have been carried out on arm’s length conditions between interested and duly-informed parties. The transaction terms for the Liabilities of the period 2022 correspond from 30 days to 1 year of maturity, and the nature of the settlement of transactions are monetary.

NOTE 10 - INVENTORIES

The composition of Inventories is as follows:

	As of	As of
	March 31,	December 31,
	2022	2021
	ThUS$	ThUS$
	Unaudited
Technical stock*	301,434	250,327
Non-technical stock**	36,812	37,010
Total	338,246	287,337

(*)	Correspond to spare parts and materials that will be used in own maintenance services as well as those of third parties.
(**)	Consumption of services on board, uniforms and other indirect materials

These are valued at their average acquisition cost net of their obsolescence provision according to the following detail:

	As of	As of
	March 31,	December 31,
	2022	2021
	ThUS$	ThUS$
	Unaudited
Provision for obsolescence Technical stock	73,868	64,455
Provision for obsolescence Non-technical stock	6,933	5,785
Total	80,801	70,240

The resulting amounts do not exceed the respective net realization values.

As of March 31, 2022, the Company registered ThUS$ 2,345 (ThUS$ 1,857 as of March 31, 2021) in results, mainly related to on-board consumption and maintenance, which is part of the Cost of sales.

NOTE 11 - OTHER FINANCIAL ASSETS

(a)	The composition of other financial assets is as follows:

	Current Assets		Non-current assets		Total Assets
	As of	As of	As of	As of	As of	As of
	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
	2022	2021	2022	2021	2022	2021
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited

(a) Other financial assets
Private investment funds	390	347	-	-	390	347
Deposits in guarantee (aircraft)	10,878	7,189	2,253	2,758	13,131	9,947
Guarantees for margins of derivatives	5,974	5,451	-	-	5,974	5,451
Other investments	-	-	494	493	494	493
Domestic and foreign bonds	-	1,290	-	-	-	1,290
Other guarantees given	82,405	69,220	14,491	12,371	96,896	81,591
Subtotal of other financial assets	99,647	83,497	17,238	15,622	116,885	99,119
(b) Hedging derivate asset
Fair value of fuel price derivatives	18,476	17,641	-	-	18,476	17,641
Subtotal of derivate assets	18,476	17,641	-	-	18,476	17,641
Total Other Financial Assets	118,123	101,138	17,238	15,622	135,361	116,760

The different derivative hedging contracts maintained by the Company at the end of each fiscal year are described in Note 18.

(b)	The balances composition by currencies of the Other financial assets are as follows:

	As of	As of
	March 31,	December 31,
Type of currency	2022	2021
	ThUS $	ThUS $
	Unaudited

Argentine peso	15	16
Brazilian real	16,381	9,775
Chilean peso	5,165	4,502
Colombian peso	691	1,727
Euro	6,069	4,104
U.S.A dollar	103,619	93,247
Other currencies	3,421	3,389

Total	135,361	116,760

NOTE 12 - OTHER NON-FINANCIAL ASSETS

The composition of other non-financial assets is as follows:

	Current assets		Non-current assets		Total Assets
	As of	As of	As of	As of	As of	As of
	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
	2022	2021	2022	2021	2022	2021
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited

(a) Advance payments
Aircraft insurance and other	7,003	12,331	-	-	7,003	12,331
Others	10,328	11,404	1,807	2,002	12,135	13,406
Subtotal advance payments	17,331	23,735	1,807	2,002	19,138	25,737
(b) Contract assets (1)
GDS costs	5,835	6,439	-	-	5,835	6,439
Credit card commissions	12,275	10,550	-	-	12,275	10,550
Travel agencies commissions	10,124	8,091	-	-	10,124	8,091
Subtotal advance payments	28,234	25,080	-	-	28,234	25,080

(c) Other assets
Sales tax	86,900	57,634	35,579	33,212	122,479	90,846
Other taxes	2,183	1,661	-	-	2,183	1,661
Contributions to the International Aeronautical Telecommunications Society (“SITA”)	258	258	739	739	997	997
Contributions to Universal Air Travel Plan “UATP”	-	-	26	20	26	20
Judicial deposits	-	-	108,542	89,459	108,542	89,459
Subtotal other assets	89,341	59,553	144,886	123,430	234,227	182,983
Total Other Non - Financial Assets	134,906	108,368	146,693	125,432	281,599	233,800

(1) Movement of Contracts assets:

			Cummulative
			translation
	Initial balance	Activation	adjustment	Amortization	Final balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to March 31, 2021 (Unaudited)	15,476	14,141	(12,658)	(2,017)	14,942
From April 1 to December 31, 2021 (Unaudited)	14,942	53,506	5,978	(49,346)	25,080
From January 1 to March 31, 2022 (Unaudited)	25,080	15,121	(8,453)	(3,514)	28,234

NOTE 13 - NON-CURRENT ASSETS AND DISPOSAL GROUP CLASSIFIED AS HELD FOR SALE

Non-current assets and disposal group classified as held for sale at March 31, 2022 and December 31, 2021, are detailed below:

	As of March 31, 2022	As of December 31, 2021
	ThUS$	ThUS$
	Unaudited
Current assets

Aircraft	119,345	99,694
Engines and rotables	29,596	46,724
Other assets	393	374
Total	149,334	146,792

The balances are presented at the lower of book value and fair value less cost to sell. The fair value of these assets was determined based on quoted prices in active markets for similar assets or liabilities. This is a level II measurement as per the fair value hierarchy set out in Note 3.3 (2). There were no transfers between levels for recurring fair value measurements during the year.

Assets reclassified from Property, plant and equipment to Non-current assets or groups of assets for disposal classified as held for sale.

During 2020, eleven Boeing 767 aircraft were transferred from the Property, plant and equipment item, to the Non-current assets item or groups of assets for disposal classified as held for sale. During 2021, the sale of five aircraft were completed.

During the third quarter of the year 2021, associated with the fleet restructuring plan, they were transferred from the Property, plant and equipment component of spare parts and engines to the Non-current assets or groups of assets for disposal classified as held for sale. A loss was recognized for US$85 million at December 31, 2021 to adjust the assets to its fair value less the cost of sales, which were recognized in the income statement as part of the restructuring activities expenses.

During 2022, six A320 family aircraft were transferred from the Property, plant and equipment item, to the Non-current assets item or groups of assets for disposal classified as held for sale. A loss was recognized for US$25 million during the period ended March 31, 2022. Beginning from this quarter, the adjustments to fair value are recognized in the income statement as part of the other expenses, because the fleet restructuring associated with chapter 11 is complete.

The detail of the fleet classified as non-current assets and disposal group classified as held for sale is as follows:

Aircraft	As of March 31, 2022	As of December 31, 2021
	Unaudited
Boeing 767	6	6
Airbus A320-200	6	-
Total	12	6

NOTE 14 - INVESTMENTS IN SUBSIDIARIES

(a)	Investments in subsidiaries

The Company has investments in companies recognized as investments in subsidiaries. All the companies defined as subsidiaries have been consolidated within the financial statements of LATAM Airlines Group S.A. and Subsidiaries. The consolidation also includes special-purpose entities.

Detail of significant subsidiaries:

			Ownership
Name of significant subsidiary	Country of incorporation	Functional currency	As of March 31, 2022	As of December 31, 2021
			%	%
			Unaudited
Latam Airlines Perú S.A.	Peru	US$	99.81000	99.81000
Lan Cargo S.A.	Chile	US$	99.89395	99.89395
Lan Argentina S.A. (*)	Argentina	ARS	100.00000	100.00000
Transporte Aéreo S.A.	Chile	US$	100.00000	100.00000
Latam Airlines Ecuador S.A.	Ecuador	US$	100.00000	100.00000
Aerovías de Integración Regional, AIRES S.A.	Colombia	COP	99.20120	99.20120
TAM S.A.	Brazil	BRL	100.00000	100.00000

(*)	See Note 1

The consolidated subsidiaries do not have significant restrictions for transferring funds to the controlling entity in the normal course of operations, except for those imposed by Chapter 11, on dividend payments prior to the application for protection.

Summary financial information of significant subsidiaries

	Statement of financial position as of March 31, 2022						Income for the period ended March 31, 2022
Name of significant subsidiary	Total Assets	Current Assets	Non-current Assets	Total Liabilities	Current Liabilities	Non-current Liabilities	Revenue	Net Income/(loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited						Unaudited
Latam Airlines Perú S.A.	486,011	454,011	32,000	429,762	426,424	3,338	242,108	(8,436)
Lan Cargo S.A.	707,925	424,317	283,608	554,293	495,611	58,682	52,561	(30,408)
Lan Argentina S.A.	163,880	160,429	3,451	128,414	104,611	23,803	(39)	(81,207)
Transporte Aéreo S.A.	462,956	171,748	291,208	323,778	273,165	50,613	14,097	(3,671)
Latam Airlines Ecuador S.A.	110,851	107,291	3,560	95,952	79,453	16,499	21,830	(235)
Aerovías de Integración Regional, AIRES S.A.	98,297	94,678	3,619	129,604	116,860	12,744	84,431	(11,811)
TAM S.A. (*)	3,027,787	1,420,160	1,607,627	3,790,938	2,868,726	922,212	818,940	(38,268)

	Statement of financial position as of December 31, 2021						Income for the period ended March 31, 2021
Name of significant subsidiary	Total Assets	Current Assets	Non-current Assets	Total Liabilities	Current Liabilities	Non-current Liabilities	Revenue	Net Income/(loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
							Unaudited
Latam Airlines Perú S.A.	661,721	629,910	31,811	486,098	484,450	1,648	73,465	(42,399)
Lan Cargo S.A.	749,789	472,869	276,920	567,128	516,985	50,143	50,566	(5,325)
Lan Argentina S.A.	176,790	171,613	5,177	148,824	146,555	2,269	(2,452)	(61,434)
Transporte Aéreo S.A.	546,216	264,690	281,526	347,714	278,319	69,395	42,486	(7,095)
Latam Airlines Ecuador S.A.	108,086	104,534	3,552	99,538	87,437	12,101	11,114	(2,740)
Aerovías de Integración Regional, AIRES S.A.	76,770	73,446	3,324	77,471	68,433	9,038	37,844	(6,116)
TAM S.A. (*)	3,110,055	1,492,792	1,617,263	3,004,935	2,206,089	798,846	340,281	(196,164)

(*)	Corresponds to consolidated information of TAM S.A. and subsidiaries

(b)	Non-controlling interest

Equity

	Tax No.	Country of origin	As of March 31, 2022	As of December 31, 2021	As of March 31, 2022	As of December 31, 2021
			%	%	ThUS$	ThUS$
			Unaudited		Unaudited
Latam Airlines Perú S.A	0-E	Peru	0.19000	0.19000	(7,467)	(13,035)
Lan Cargo S.A. and Subsidiaries	93.383.000-4	Chile	0.10196	0.10196	(31)	2,481
Americonsult de Guatemala S.A.	0-E	Guatemala	0.87000	0.87000	(1)	-
Americonsult S.A. and Subsidiaries	0-E	Mexico	0.20000	0.20000	(6)	(6)
Americonsult Costa Rica S.A.	0-E	Costa Rica	0.20000	0.20000	2	2
Linea Aérea Carguera de Colombiana S.A.	0-E	Colombia	9.54000	9.54000	(1,010)	(422)
Aerolíneas Regionales de Integración Aires S.A.	0-E	Colombia	0.79880	0.79880	(257)	(145)
Transportes Aereos del Mercosur S.A.	0-E	Paraguay	5.02000	5.02000	856	769
Total					(7,914)	(10,356)

Incomes

			For the period ended		For the period ended March 31,
	Tax No.	Country of origin	March 31, 2022	March 31, 2021	2022	2021
			%	%	ThUS$	ThUS$
			Unaudited		Unaudited
Latam Airlines Perú S.A	0-E	Peru	0.19000	0.19000	(555)	(2,790)
Lan Cargo S.A. and Subsidiaries	93.383.000-4	Chile	0.10196	0.10196	(31)	(25)
Inversora Cordillera S.A. and Subsidiaries	0-E	Argentina	-	0.01630	(10)	(10)
Lan Argentina S.A.	0-E	Argentina	-	0.00344	(3)	(2)
Americonsult S.A. and Subsidiaries	0-E	Mexico	0.20000	0.20000	(1)	-
Linea Aérea Carguera de Colombiana S.A.	0-E	Colombia	9.54000	9.54000	(588)	137
Aerolíneas Regionales de Integración Aires S.A.	0-E	Colombia	0.79880	0.79880	(95)	(49)
Transportes Aereos del Mercosur S.A.	0-E	Paraguay	5.02000	5.02000	91	(65)
Total					(1,192)	(2,804)

(*)	See Note 1 letter (b)

NOTE 15 - INTANGIBLE ASSETS OTHER THAN GOODWILL

The details of intangible assets are as follows:

	Classes of intangible assets (net)		Classes of intangible assets (gross)
	As of	As of	As of	As of
	March 31,	December 31,	March 31,	December 31,
	2022	2021	2022	2021
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited
Airport slots	684,913	587,214	684,913	587,214
Loyalty program	224,434	190,542	224,434	190,542
Computer software	136,703	136,135	488,249	463,478
Developing software	115,560	104,874	116,502	105,673
Trademarks (1)	-	-	43,254	36,723
Other assets	1,045	127	2,259	1,315
Total	1,162,655	1,018,892	1,559,611	1,384,945

Movement in Intangible assets other than goodwill:

	Computer software Net	Developing software	Airport slots (2)	Trademarks and loyalty program (1) (2)	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2021	139,341	68,521	627,742	210,955	1,046,559
Additions	-	14,862	-	-	14,862
Withdrawals	-	-	-	-	-
Transfer software	64	(935)	-	-	(871)
Foreign exchange	(4,787)	(396)	(51,827)	(18,536)	(75,546)
Amortization	(10,671)	-	-	(1,815)	(12,486)
Closing balance as of March 31, 2021 (Unaudited)	123,947	82,052	575,915	190,604	972,518

Opening balance as of April 1, 2021	123,947	82,052	575,915	190,604	972,518
Additions	-	67,936	-	-	67,936
Withdrawals	(275)	(429)	-	-	(704)
Transfer software	46,080	(44,722)	-	(352)	1,006
Foreign exchange	1,216	37	11,299	4,260	16,812
Amortization	(34,706)	-	-	(3,970)	(38,676)
Closing balance as of December 31, 2021	136,262	104,874	587,214	190,542	1,018,892

Opening balance as of January 1, 2022	136,262	104,874	587,214	190,542	1,018,892
Additions	33	17,213	-	-	17,246
Withdrawals	(2)	-	-	-	(2)
Transfer software	6,962	(7,532)	-	-	(570)
Foreign exchange	7,150	1,005	97,699	33,892	139,746
Amortization	(12,657)	-	-	-	(12,657)
Closing balance as of March 31, 2022 (Unaudited)	137,748	115,560	684,913	224,434	1,162,655

(1)	In 2016, the Company resolved to adopt a unique name and identity, and announced that the group’s brand will be LATAM, which united all the companies under a single image.

The estimate of the new useful life is 5 years, equivalent to the period necessary to complete the change of image.

At December 31, 2021 TAM’s trademark is fully amortized

(2)	See Note 2.5

For further detail on impairment test see Note 15.

The amortization of each period is recognized in the consolidated income statement in the administrative expenses. The cumulative amortization of computer programs, brands and other assets as of March31, 2022, amounts to ThUS $ 396,956 (ThUS $ 366,053 as of December 31, 2021).

b)	Impairment Test Intangible Assets with an indefinite useful life

As of March 31, 2022, the Company maintains only the CGU “Air Transport”.

The CGU “Air transport” considers the transport of passengers and cargo, both in the domestic markets of Chile, Peru, Argentina, Colombia, Ecuador and Brazil, as well as in a series of regional and international routes in America, Europe, Africa and Oceania.

As of March 31, 2022, no indications of impairment have been identified for the Air Transport CGU, which require a new impairment test to be carried out.

The Company reached this conclusion after reviewing the main indicators and background observed as of March 2022.

As of December 31, 2021, in accordance with the accounting policy, the Company performed the annual impairment test.

The recoverable amount of the CGU was determined based on calculations of the value in use. These calculations use projections of 5 years cash flows after taxes from the financial budgets approved by the Administration. Cash flows beyond the budgeted period are extrapolated using growth rates and estimated average volumes, which do not exceed long-term average growth rates.

Management’s cash flow projections included significant judgements and assumptions related to annual revenue growth rates, discount rate, inflation rates, the exchange rate and price of fuel. The annual revenue growth rate is based on past performance and management’s expectations of market development in each of the countries in which it operates. The discount rates used, for the CGU “Air transport”, are in determined in US dollars, after taxes, and reflect specific risks related to the relevant countries of each of the operations. Inflation rates and exchange rates are based on the data available from the countries and the information provided by the Central Banks of the various countries where it operates, and the price of fuel is determined based on estimated levels of production, the competitive environment of the market in which they operate and their commercial strategy.

The recoverable values were determined using the following assumptions:

CGU
Air transport

Annual growth rate (Terminal)%		1.1 - 2.5
Exchange rate (1)	R$/US	$5.4 - 5.7
Discount rate based on the weighted average
Cost of Capital (WACC)%		8.60 - 10.60
Fuel Price from future prices curves
Commodities markets	US$/barrel	71 - 73

(1)	In line with expectations of the Central Bank of Brazil.

The result of the impairment test, which includes a sensitivity analysis of its main variables, showed that the calculated recoverable values exceed the book value of the cash-generating unit, and therefore no impairment was detected.

The CGU is sensitive to annual growth rates, discounts and exchange rates and fuel price. The sensitivity analysis included the individual impact of changes in critical estimates in determining recoverable amounts, namely:

	Increase	Decrease rate	Increase
	WACC	Terminal growth	fuel price
	Maximum	Minimal	Maximum
	%	%	US$/barrel
Air Transportation CGU	10.6	1.1	100 - 114

In none of the above scenarios an impairment of the cash-generating unit was identified.

NOTE 16 - PROPERTY, PLANT AND EQUIPMENT

The composition by category of Property, plant and equipment is as follows:

	Gross Book Value		Accumulated depreciation		Net Book Value
	As of	As of	As of	As of	As of	As of
	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
	2022	2021	2022	2021	2022	2021
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited

a) Property, plant and equipment
Construction in progress (1)	462,373	473,797	-	-	462,373	473,797
Land	46,298	43,276	-	-	46,298	43,276
Buildings	127,671	121,972	(65,586)	(61,521)	62,085	60,451
Plant and equipment	11,210,981	11,024,722	(4,582,917)	(4,462,706)	6,628,064	6,562,016
Own aircraft (3) (4)	10,490,039	10,377,850	(4,337,492)	(4,237,585)	6,152,547	6,140,265
Other (2)	720,942	646,872	(245,425)	(225,121)	475,517	421,751
Machinery	29,465	25,764	(27,160)	(23,501)	2,305	2,263
Information technology equipment	157,058	146,986	(137,646)	(130,150)	19,412	16,836
Fixed installations and accessories	158,169	147,402	(117,704)	(108,661)	40,465	38,741
Motor vehicles	52,665	49,186	(47,267)	(44,423)	5,398	4,763
Leasehold improvements	276,579	248,733	(118,116)	(115,758)	158,463	132,975
Subtotal Properties, plant and equipment	12,521,259	12,281,838	(5,096,396)	(4,946,720)	7,424,863	7,335,118

b) Right of use
Aircraft (3)	5,270,686	5,211,153	(3,181,248)	(3,109,411)	2,089,438	2,101,742
Other assets	243,295	243,014	(180,993)	(190,007)	62,302	53,007
Subtotal Right of use	5,513,981	5,454,167	(3,362,241)	(3,299,418)	2,151,740	2,154,749

Total	18,035,240	17,736,005	(8,458,637)	(8,246,138)	9,576,603	9,489,867

(1)	As of March 31, 2022, includes advances paid to aircraft manufacturers for ThUS$ 372,701 (ThUS$ 368,625 as of December 31, 2021)

(2)	Consider mainly rotables and tools.

(3)	Given the Chapter 11 Procedure, during 2021, 13 aircraft were rejected, of which 4 belong to Property, plant and equipment, (4 A350) and 9 belong to Assets by right of use, (2 A320, 7 A350).

(4)	As of March 31, 2022, six A320 aircraft were classified under non-current assets or groups of assets for disposal as held for sale.

(a)	Movement in the different categories of Property, plant and equipment:

					Information	Fixed			Property,
				Plant and	technology	installations	Motor	Leasehold	Plant and
	Construction		Buildings	equipment	equipment	& accessories	vehicles	improvements	equipment
	in progress	Land	net	net	net	net	net	net	net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2021	377,961	42,979	65,207	7,698,969	14,831	49,199	396	74,408	8,323,950
Additions	1,175	-	77	70,619	173	5	-	-	72,049
Disposals	-	-	-	-	-	(18)	(4)	-	(22)
Rejection fleet (*)	-	-	-	(307)	-	-	-	-	(307)
Retirements	-	-	-	(10,387)	-	(10)	-	-	(10,397)
Depreciation expenses	-	-	(1,162)	(154,758)	(1,194)	(2,077)	(18)	(3,938)	(163,147)
Foreign exchange	(578)	(1,476)	(1,334)	(46,417)	(347)	(2,442)	-	(51)	(52,645)
Other increases (decreases) (**)	2,263	-	-	15,068	99	151	-	-	17,581
Changes, total	2,860	(1,476)	(2,419)	(126,182)	(1,269)	(4,391)	(22)	(3,989)	(136,888)
Closing balance as of March 31, 2021 (Unaudited)	380,821	41,503	62,788	7,572,787	13,562	44,808	374	70,419	8,187,062

Opening balance as of April 1, 2021	380,821	41,503	62,788	7,572,787	13,562	44,808	374	70,419	8,187,062
Additions	83,217	1,550	15	492,404	6,282	1	17	6,543	590,029
Disposals	-	-	-	(169)	(26)	(291)	(13)	-	(499)
Rejection fleet (*)	-	-	-	(469,571)	-	-	-	(46,816)	(516,387)
Retirements	(279)	-	-	(34,297)	(212)	(1,875)	-	(26)	(36,689)
Depreciation expenses	-	-	(2,912)	(465,591)	(3,151)	(6,227)	(43)	(7,711)	(485,635)
Foreing exchange	(1,142)	223	501	27,218	(57)	690	(11)	(13,023)	14,399
Other increases (decreases)	11,180	-	59	(554,064)	438	1,635	1	123,589	(417,162)
Changes, total	92,976	1,773	(2,337)	(1,004,070)	3,274	(6,067)	(49)	62,556	(851,944)
Closing balance as of December 31, 2021	473,797	43,276	60,451	6,568,717	16,836	38,741	325	132,975	7,335,118

Opening balance as of January 1, 2022	473,797	43,276	60,451	6,568,717	16,836	38,741	325	132,975	7,335,118
Additions	2,841	-	-	150,524	3,948	108	-	5,029	162,450
Disposals	-	-	-	(12)	(2)	-	-	-	(14)
Rejection fleet (*)	(31)	-	-	(9,135)	(21)	(811)	-	(290)	(10,288)
Retirements	-	-	(730)	(155,948)	(1,417)	(2,085)	(11)	(2,191)	(162,382)
Depreciation expenses	506	3,022	2,404	38,955	740	4,434	(27)	20,413	70,447
Foreign exchange	(14,740)	-	(40)	42,382	(672)	78	(3)	2,527	29,532
Other increases (decreases) (**)	-	-	-	-	-	-	-	-	-
Changes, total	(11,424)	3,022	1,634	66,766	2,576	1,724	(41)	25,488	89,745
Closing balance as of March 31, 2022 (Unaudited)	462,373	46,298	62,085	6,635,483	19,412	40,465	284	158,463	7,424,863

(*)	Include aircraft lease rejection due to Chapter 11.

(**)	As of December 31, 2021, it includes the lease contract amendment of two B787 aircraft ThUS$ (397,569) and six A320N aircraft ThUS$ (284,952).

(b)	Right of use assets:

			Net right
			of use
	Aircraft	Others	assets
	ThUS$	ThUS$	ThUS$

Opening balances as of January 1, 2021	2,338,042	68,277	2,406,319
Additions	-	-	-
Fleet rejection (*)	(19,668)	-	(19,668)
Depreciation expense	(95,132)	(3,628)	(98,760)
Cummulative translate adjustment	(1,089)	(2,613)	(3,702)
Other increases (decreases)	(47,785)	7	(47,778)
Total changes	(163,674)	(6,234)	(169,908)
Final balances as of March 31, 2021 (Unaudited)	2,174,368	62,043	2,236,411

Opening balances as of April 1, 2021	2,174,368	62,043	2,236,411
Additions	537,995	1,406	539,401
Fleet rejection (*)	(553,379)	(4,577)	(557,956)
Depreciation expense	(222,484)	(12,969)	(235,453)
Cummulative translate adjustment	515	680	1,195
Other increases (decreases) **	164,727	6,424	171,151
Total changes	(72,626)	(9,036)	(81,662)
Final balances as of December 31, 2021	2,101,742	53,007	2,154,749

Opening balances as of January 1, 2022	2,101,742	53,007	2,154,749
Additions	65,198	1,014	66,212
Fleet rejection (*)	-	-	-
Depreciation expense	(71,837)	(4,914)	(76,751)
Cummulative translate adjustment	1,123	4,492	5,615
Other increases (decreases)	(6,788)	8,703	1,915
Total changes	(12,304)	9,295	(3,009)
Final balances as of March 31, 2022 (Unaudited)	2,089,438	62,302	2,151,740

(*)	Include aircraft lease rejection due to Chapter 11.

(**)	Include the amendment of 109 aircraft lease contract (1 A319, 37 A320, 12 A320N, 19 A321, 1 B767, 6 B777 and 16 B787)

(c)	Composition of the fleet

		Aircraft included		Aircraft included
		in Property,		as Rights		Total
		plant and equipment		of use assets		fleet
		As of	As of	As of	As of	As of		As of
		March 31,	December 31,	March 31,	December 31,	March 31,		December 31,
Aircraft	Model	2022	2021	2022	2021	2022		2021
		Unaudited		Unaudited		Unaudited
Boeing 767	300ER	15	16	-	-	15		16
Boeing 767	300F	13 (1)	12 (1)	1	1	14	(1)	13 (1)
Boeing 777	300ER	4	4	6	6	10		10
Boeing 787	800	4	4	6	6	10		10
Boeing 787	900	2	2	16	15	18		17
Airbus A319	100	43	37	1	7	44		44
Airbus A320	200	88	94	39	39	127		133
Airbus A320	NEO	-	-	12	12	12		12
Airbus A321	200	19	18	30	31	49		49

Total		188	187	111	117	299		304

(1) One aircraft leased to Aerotransportes Mas de Carga S.A. de C.V.

(d)	Method used for the depreciation of Property, plant and equipment:

		Useful life (years)
	Method	minimum	maximum
Buildings	Straight line without residual value	20	50

Plant and equipment	Straight line with residual value of 20% in the short-haul fleet and 36% in the long-haul fleet. (*)	5	30

Information technology equipment	Straight line without residual value	5	10
Fixed installations and accessories	Straight line without residual value	10	10
Motor vehicle	Straight line without residual value	10	10
Leasehold improvements	Straight line without residual value	5	8
Assets for rights of use	Straight line without residual value	1	25

(*)	Except in the case of the Boeing 767 300ER and Boeing 767 300F fleets that consider a lower residual value, due to the extension of their useful life to 22 and 30 years respectively. Additionally, certain technical components are depreciated based on cycles and hours flown.

(e)	Additional information regarding Property, plant and equipment:

(i)	Property, plant and equipment pledged as guarantee:

Description of Property, plant and equipment pledged as guarantee:

				As of		As of
				March 31,		December 31,
				2022		2021
Guarantee	Creditor	Committed		Existing	Book	Existing	Book
agent (1)	company	Assets	Fleet	Debt	Value	Debt	Value
				ThUS$	ThUS$	ThUS$	ThUS$
				Unaudited
Wilmington	MUFG	Aircraft and engines	Airbus A319	55,250	252,666	58,611	259,036
Trust Company			Airbus A320	48,462	225,207	51,543	227,604
			Boeing 767	44,043	162,365	46,779	168,315
			Boeing 777	144,358	139,649	144,358	141,620

Credit Agricole	Credit Agricole	Aircraft and engines	Airbus A319	1,073	6,190	1,073	6,419
			Airbus A320	139,192	114,390	139,192	117,130
			Airbus A321 / A350	30,733	20,172	30,733	27,427
			Boeing 767	10,404	29,935	10,404	30,958
			Boeing 787	110,472	37,149	91,797	38,551

Bank Of Utah	BNP Paribas	Aircraft and engines	Boeing 787	198,469	230,153	198,475	233,501

Citibank N.A.	Citibank N.A.	Aircraft and engines	Airbus A319	27,936	47,778	27,936	45,849
			Airbus A320	128,030	177,110	128,030	181,224
			Airbus A321	41,599	73,033	41,599	75,092
			Airbus A350	15,960	15,000	15,960	26,507
			Airbus B767	90,846	174,736	90,846	181,246
			Airbus B787	23,156	16,684	23,156	17,036
			Rotables	162,477	134,846	162,477	134,846

UMB Bank	MUFG	Aircraft and engines	Airbus A320	165,587	258,332	166,712	258,875
Total direct guarantee				1,438,047	2,115,395	1,429,681	2,171,236

(1)	For the syndicated loans, is the Guarantee Agent that represent different creditors.

The amounts of the current debt are presented at their nominal value. The net book value corresponds to the assets granted as collateral.

Additionally, there are indirect guarantees associated with assets registered in properties, plants and equipment whose total debt as of March 31, 2022, amounts to ThUS$ 1,150,665 (ThUS$ 1,200,382 as of December 31, 2021). The book value of the assets with indirect guarantees as of March 31, 2022, amounts to ThUS$ 2,820,515 (ThUS$ 2,884,563 as of December 31, 2021).

As of December 31, 2021, given Chapter 11, four aircraft corresponding to Property, plant and equipment were rejected, of which four had direct guarantees and one indirect guarantee.

As of March 31, 2022, the Company keeps valid letters of credit related to assets by right of use according to the following detail:

			Value	Release
Creditor Guarantee	Debtor	Type	ThUS$	date
GE Capital Aviation Services Ltd.	Latam Airlines Group S.A.	Three letters of credit	12,198	Dec 6, 2022
Merlin Aviation Leasing (Ireland) 18 Limited	Tam Linhas Aéreas S.A.	Two letters of credit	3,852	Mar 15, 2023
RB Comercial Properties 49
Empreendimentos Imobiliarios LTDA	Tam Linhas Aéreas S.A.	One letter of credit	29,960	Apr 29, 2023
			46,010

(ii)	Commitments and others

Fully depreciated assets and commitments for future purchases are as follows:

	As of	As of
	March 31,	December 31,
	2022	2021
	ThUS$	ThUS$
	Unaudited
Gross book value of fully depreciated property, plant and equipment still in use	272,854	223,608
Commitments for the acquisition of aircraft (*)	10,857,000	10,800,000

(*)	According to the manufacturer’s price list.

Purchase commitment of aircraft

	Year of delivery
	2022-2028	Total
Manufacturer	Unaudited
Airbus S.A.S.	70	70
A320-NEO Family	70	70
The Boeing Company	2	2
Boeing 787-9	2	2
Total	72	72

As of March 31, 2022, as a result of the different aircraft purchase contracts signed with Airbus SAS, 70 Airbus A320 family aircraft remain to be received with deliveries between 2022 and 2028. The approximate amount, according to the manufacturer’s list prices, is ThUS $ 10,257,000.

As of March 31, 2022, as a result of the different aircraft purchase contracts signed with The Boeing Company, 2 Boeing 787 Dreamliner aircraft remain to be received with delivery dates between 2022. The approximate amount, according to list prices from the manufacturer, is ThUS $ 600,000.

As of March 31, 2022, as a result of the different aircraft operating lease agreements signed with AerCap Holdings N.V., 8 Airbus aircraft of the A320 family remain to be received with a delivery date of 2023.

As of March 31, 2022, as a result of the different aircraft operating lease contracts signed with ORIX Aviation Systems Ltd., two Boeing aircraft of the B787 family remain to be received with a delivery date of 2022.

As of March 31, 2022, as a result of the different aircraft operating lease contracts signed with Avolon Aerospace AOE 151 Limited, 1 Boeing aircraft of the B787 family with a delivery date of 2022 remain to be received.

(iii)	Capitalized interest costs with respect to Property, plant and equipment.

		For the period ended
		March 31,
		2022	2021
		Unaudited
Average rate of capitalization of capitalized interest costs	%	5.41	3.93
Costs of capitalized interest	ThUS$	3,926	2,940

NOTE 17 - CURRENT AND DEFERRED TAXES

In the period ended March 31, 2022, the income tax provision was calculated for such period, applying the partially semi-integrated taxation system and a rate of 27%, in accordance with the Law No. 21,210, which modernizes the Tax Legislation, published in the Journal of the Republic of Chile, dated February 24, 2020.

The net result for deferred tax corresponds to the variation of the year, of the assets and liabilities for deferred taxes generated by temporary differences and tax losses.

For the permanent differences that give rise to a book value of assets and liabilities other than their tax value, no deferred tax has been recorded since they are caused by transactions that are recorded in the financial statements and that will have no effect on spending tax for income tax.

(a)	Current taxes

(a.1)	The composition of the current tax assets is the following:

	Current assets		Non-current assets		Total assets
	As of	As of	As of	As of	As of	As of
	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
	2022	2021	2022	2021	2022	2021
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Provisional monthly payments (advances)	43,460	32,086	-	-	43,460	32,086
Other recoverable credits	8,251	9,178	-	-	8,251	9,178
Total current tax assets	51,711	41,264	-	-	51,711	41,264

(a.2)	The composition of the current tax liabilities are as follows:

	Current liabilities		Non-current liabilities		Total liabilities
	As of	As of	As of	As of	As of	As of
	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
	2022	2021	2022	2021	2022	2021
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Income tax provision	676	675	-	-	676	675
Total current tax liabilities	676	675	-	-	676	675

(b)	Deferred taxes

The balances of deferred tax are the following:

	Assets		Liabilities
	As of	As of	As of	As of
Concept	March 31,	December 31,	March 31,	December 31,
	2022	2021	2022	2021
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited
Properties, Plants and equipment	(1,104,133)	(1,128,225)	82,046	80,468
Assets by right of use	742,948	715,440	(93)	(68)
Amortization	(37,047)	(44,605)	10	10
Provisions	89,674	111,468	75,061	74,047
Revaluation of financial instruments	(15,420)	(16,575)	-	-
Tax losses	331,183	358,284	(89,719)	(87,378)
Intangibles	-	-	298,135	254,155
Other	19,119	19,503	19,395	19,777
Total	26,324	15,290	384,835	341,011

The balance of deferred tax assets and liabilities are composed primarily of temporary differences to be reversed in the long term.

Movements of Deferred tax assets and liabilities

(b.1)	From January 1 to March 31, 2021 (Unaudited)

	Opening balance	Recognized in	Recognized in	Exchange	Ending balance
	Assets/ (liabilities)	consolidated income	comprehensive income	rate variation	Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Property, plant and equipment	(1,396,337)	34,664	-	-	(1,361,673)
Assets for right of use	229,255	10,736	-	-	239,991
Amortization	(65,148)	487	-	-	(64,661)
Provisions	144,030	(45,429)	(1,099)	-	97,502
Revaluation of financial instruments	(18,133)	(404)	318	-	(18,219)
Tax losses (*)	1,557,737	221,645	-	-	1,779,382
Intangibles	(270,681)	(81)	-	23,486	(247,276)
Others	(187)	(74)	-	-	(261)
Total	180,536	221,544	(781)	23,486	424,785

(b.2)	From April 1 to December 31, 2021 (Unaudited)

	Opening	Recognized in	Recognized in	Exchange	Ending
	balance	consolidated	comprehensive	rate	balance
	Assets/(liabilities)	income	income	variation	Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Property, plant and equipment	(1,361,673)	152,980	-	-	(1,208,693)
Assets for right of use	239,991	475,517	-	-	715,508
Amortization	(64,661)	20,046	-	-	(44,615)
Provisions	97,502	(58,397)	(1,684)	-	37,421
Revaluation of financial instruments	(18,219)	2,020	(376)	-	(16,575)
Tax losses (*)	1,779,382	(1,333,720)	-	-	445,662
Intangibles	(247,276)	(1,313)	-	(5,566)	(254,155)
Others	(261)	(13)	-	-	(274)
Total	424,785	(742,880)	(2,060)	(5,566)	(325,721)

(b.3)	From January 1 to March 31, 2022 (Unaudited)

	Opening	Recognized in	Recognized in	Exchange	Ending
	balance	consolidated	comprehensive	rate	balance
	Assets/(liabilities)	income	income	variation	Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Property, plant and equipment	(1,208,693)	22,514	-	-	(1,186,179)
Assets for right of use	715,508	27,533	-	-	743,041
Amortization	(44,615)	7,558	-	-	(37,057)
Provisions	37,421	(23,011)	203	-	14,613
Revaluation of financial instruments	(16,575)	1,755	(600)	-	(15,420)
Tax losses (*)	445,662	(24,760)	-	-	420,902
Intangibles	(254,155)	843	-	(44,823)	(298,135)
Others	(274)	(2)	-	-	(276)
Total	(325,721)	12,430	(397)	(44,823)	(358,511)

Unrecognized deferred tax assets:

Deferred tax assets are recognized to the extent that it is probable that the corresponding tax benefit will be realized in the future. In total the company has not recognized deferred tax assets for ThUS$ 2,887,173 at March 31, 2022 (ThUS$ 2,638,473 as of December 31, 2021) which include deferred tax assets related to negative tax results of ThUS$ 9,540,696 at March 31, 2022 (ThUS$ 9,030,059 at December 31, 2021).

(*)	As stated in note 2c), on November 26th, 2021 the Company filed a Reorganization Plan and Disclosure Statement in which, among other ítems, financial forecasts are included together with the proposed issuance of new shares and convertible bonds. With the referred information, the Company management updated its analysis on the recoverability of deferred tax assets and determined that during the time covered by the financial forecast it will not be probable that part of such deferred tax assets may offset future taxable profits. Therefore, the Company during the fourth quarter of 2021 derecognized deferred tax assets not considered recoverable in the amount of THUS$1,251,912.

Deferred tax expense and current income/(loss) taxes:

	For the Period ended
	March 31,
	2022	2021
	ThUS$	ThUS$
	Unaudited
Current tax expense
Current tax expense	(1,535)	(4,615)
Total current tax expense, net	(1,535)	(4,615)

Deferred tax expense
Deferred expense for taxes related to the creation and reversal of temporary differences	12,430	221,544
Total deferred tax expense, net	12,430	221,544
Income tax benefit	10,895	216,929

Composition of income/(loss) tax expense:

	For the period ended
	March 31,
	2022	2021
	ThUS$	ThUS$
	Unaudited
Current tax expense, net, foreign	(472)	(4,575)
Current tax expense, net, Chile	(1,063)	(40)
Total current tax expense, net	(1,535)	(4,615)

Deferred tax expense, net, foreign	(386)	140
Deferred tax expense, net, Chile	12,816	221,404
Deferred tax expense, net, total	12,430	221,544
Income tax benefit	10,895	216,929

Income before tax from the Chilean legal tax rate (27% as of March 31, 2022 and 2021)

	For the Period ended		For the Period ended
	March 31,		March 31,
	2022	2021	2022	2021
	ThUS$	ThUS$	%	%
	Unaudited

Tax expense using the legal rate	105,881	175,662	(27.00)	(27.00)
Tax effect by change in tax rate	11,130	-	(2.84)	-
Tax effect of rates in other jurisdictions	3,792	14,652	(0.97)	(2.25)
Tax effect of non-taxable operating revenues	278	3,061	(0.07)	(0.47)
Tax effect of disallowable expenses	(5,916)	(4,689)	1.51	0.72
Other increases (decreases):
Derecognition of deferred tax liabilities for early termination of aircraft financing	22,505	24,871	(5.74)	(3.82)
Deferred tax asset not recognized	(108,823)	(78,024)	27.75	11.99
Other increases (decreases):	(17,952)	81,396	4.58	(12.51)
Total adjustments to tax expense using the legal rate	(94,986)	41,267	24.22	(6.34)

Tax expense using the effective rate	10,895	216,929	(2.78)	(33.34)

Deferred taxes related to items charged to equity:

	For the Period ended
	March 31,
	2022	2021
	ThUS$	ThUS$
	Unaudited

Aggregate deferred taxation of components of other comprehensive income	(397)	(781)

NOTE 18 - OTHER FINANCIAL LIABILITIES

The composition of other financial liabilities is as follows:

	As of	As of
	March 31,	December 31,
	2022	2021
	ThUS$	ThUS$
	Unaudited
Current
(a) Interest bearing loans	4,374,763	3,869,040
(b) Lease Liability	544,662	578,740
(c) Hedge derivatives	2,734	2,734
(d) Derivative non classified as hedge accounting	4,313	2,937
Total current	4,926,472	4,453,451

Non-current
(a) Interest bearing loans	3,601,974	3,566,804
(b) Lease Liability	2,466,719	2,381,898
Total non-current	6,068,693	5,948,702

(a)	Interest bearing loans

Obligations with credit institutions and debt instruments:

	As of	As of
	March 31,	December 31,
	2022	2021
	ThUS$	ThUS$
	Unaudited
Current
Loans to exporters	160,957	159,161
Bank loans	503,122	415,087
Guaranteed obligations (5)(6)	82,639	75,593
Other guaranteed obligations (1)(3)(8)(9)	2,905,864	2,546,461
Subtotal bank loans	3,652,582	3,196,302

Obligation with the public	449,714	396,345
Financial leases (4)(5)(6)(7)	191,180	199,885
Other loans	81,287	76,508
Total current (2)	4,374,763	3,869,040

Non-current
Bank loans	106,751	106,751
Guaranteed obligations (5)(6)	425,400	434,942
Other guaranteed obligations	167,883	178,961
Subtotal bank loans	700,034	720,654

Obligation with the public	1,891,300	1,856,853
Financial leases (4)(5)(6)(7)	1,010,640	989,297
Total non-current (2)	3,601,974	3,566,804
Total obligations with financial institutions (2)	7,976,737	7,435,844

(1)	During March and April 2020, LATAM Airlines Group S.A. drew down the entire (US$ 600 million) of the committed credit line “Revolving Credit Facility (RCF)”. The line is guaranteed with collateral made up of aircraft, engines and spare parts, which remains fully withdrawn at the end of the period.

(2)	On May 26, 2020, LATAM Airlines Group S.A. and its subsidiaries in Chile, Peru, Colombia and Ecuador availed themselves, in court for the southern district of New York, to the protection of Chapter 11 of the bankruptcy law of the United States. Under Section 362 of the Bankruptcy Code. The same happened for TAM LINHAS AÉREAS S.A and certain subsidiaries (all LATAM subsidiary in Brazil), on July 9, 2020. Having filed for Chapter 11 automatically suspends most actions against LATAM and its subsidiaries, including most actions to collect financial obligations incurred before the date of receipt of Chapter 11 or to exercise control over the property of LATAM and its subsidiaries. Consequently, although the bankruptcy filing may have led to breaches of some of the obligations of LATAM and its subsidiaries, the counterparties cannot take any action as a result of said breaches.

At	the end of the period, Chapter 11 retains most of the actions on the debtors so the repayment of the debt is not accelerated. The Group continues to present its financial information as of March 31, 2022, including its interest bearing loan and leases, in accordance with the originally agreed conditions, pending future agreements that it may reach with its creditors under Chapter 11. For those agreements that have already been modified or extinguished, the financial information has been properly presented according to the new contracts’ terms and conditions.

(3)	On September 29, 2020, LATAM Airlines Group S.A. entered into a ThUS$ 2,450 Debtor-in-Possession financing (the “DIP Financing”), consisting of a ThUS$ 1,300 Tranche A Facility and a ThUS$1,150 Tranche C Facility, of which ThUS$ 750 are committed by related parties. The obligations under the DIP Financing are secured by collateral consisting of certain assets of LATAM and certain of its subsidiaries, including, but not limited to, equity, certain engines and spare parts.

On October 8, 2020, LATAM made a partial withdrawal for MUS$ 1,150 from Tranche A and Tranche C, and then, June 22, 2021, LATAM made an additional withdrawal for MUS$ 500 from Tranche A and Tranche C.

On October 18, 2021, LATAM Airlines Group S.A. obtained court approval for a Tranche B (“Tranche B”) of the Debtor-in-Possession (“DIP”) Financing for up to a total of US$ 750 million. The obligations of this Tranche B, like the previous tranches, are guaranteed with the same guarantees granted by LATAM and its subsidiaries subject to the Chapter 11 Procedure, without limitation, pledges on shares, certain engines and spare parts. The following turns of the DIP must be made to Tranche B until the proportion turned of the latter is equal to that of the previous tranches. Once this ratio is equal, spins are pro-rata.

On November 10, 2021, the company made a partial transfer for MUS$ 200 from Tranche B and later on December 28, 2021, LATAM made a new transfer for MUS$ 100. After these transfers, LATAM still It has ThUS$1,250 of line available for future transfers.

On March 14, 2022, LATAM withdrawn MUS$ 38.6 from Tranche A, MUS$ 227.3 from Tranche B and MUS$ 34.1 from Tranche C.

The DIP has an expiration date of October 14, 2022, subject to a potential extension, at LATAM’s decision, for an additional 60 days in the event that LATAM’s reorganization plan has been confirmed by a United States Court order. for the Southern District of New York, but the plan is not yet effective.

(4)	On March 31, 2021, the United States Court for the Southern District of New York approved and, subsequently, on April 13, 2021, issued an order approving the motion presented by the Company to extend certain leases of 3 aircraft.

(5)	On June 17, 2021, the United States Court for the Southern District of New York approved the motion presented by the Company to reject the lease of an aircraft financed under a financial lease in the amount of ThUS $ 130.7.

(6)	On June 30, 2021, the United States Court for the Southern District of New York approved the motion filed by the Company to reject the lease contract for 3 aircraft financed under a financial lease in the amount of ThUS$ 307.4.

(7)	On November 1, 2021, the United States Court for the Southern District of New York approved the motion filed by the Company to reject the lease contract for 1 engine financed under a financial lease in the amount of ThUS$ 19.5.

(8)	On February 17, 2022, LATAM submitted an initial proposal (the “Consolidated and Modified Initial DIP Financing Proposal”) of a consolidated and modified text of the contract called Super-Priority Debtor-In-Possession Term Loan Agreement before the Court of Bankruptcies of the Southern District of New York.

(9)	On March 14, 2022, the Board of Directors of the Company unanimously of the independent directors, agreed to approve the New Consolidated and Modified DIP Financing Proposal, subject to the approval of the Court. On March 14, 2022, a new consolidated and modified text of the Existing DIP Credit Agreement was presented to the Court for its approval (the “New Consolidated and Modified DIP Credit Agreement”). The New Consolidated and Modified DIP Credit Agreement (i) fully refinances and replaces Tranches A, B and C existing in the Existing DIP Credit Agreement; (ii) contemplates an expiration date in accordance with the calendar that the Debtors anticipate to emerge from the Chapter 11 Procedure; and (iii) includes certain reductions in fees and interest compared to the Existing DIP Credit Agreement and the Consolidated and Amended DIP Initial Financing Proposal.

On April 8, 2022, a consolidated and modified text (the “Reconsolidated and Modified DIP Credit Agreement”) of the Existing DIP Credit Agreement was signed, which modifies and recasts said agreement and repays the pending payment obligations under it. (that is, under its Tranches A, B and C). The total amount of the Consolidated and Modified DIP Credit Agreement is US$3.7 billion. The Revised and Amended DIP Credit Agreement (i) includes certain reductions in fees and interest compared to the Existing DIP Credit Agreement; and (ii) contemplates an expiration date in accordance with the calendar that LATAM foresees to emerge from the Chapter 11 Procedure. Regarding the latter, the scheduled expiration date of the Consolidated and Modified DIP Credit Agreement is August 8, 2022, subject to possible extensions that, in certain cases, can even reach November 30, 2022.

In addition, on April 8, 2022, the initial disbursement took place under the Consolidated and Modified DIP Credit Agreement for the amount of US$ 2,750 million. On April 28, 2022, an amendment to the contract was signed to extend the Scheduled Maturity Date from August 8, 2022 to October 14, 2022.

Balances by currency of interest bearing loans are as follows:

	As of	As of
	March 31,	December 31,
	2022	2021
	ThUS$	ThUS$
	Unaudited
Currency
Brazilian real	418,774	338,953
Chilean peso (U.F.)	709,442	639,710
US Dollar	6,848,521	6,457,181
Total	7,976,737	7,435,844

Interest-bearing loans due in installments to March 31, 2022 (Unaudited)

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values
					More than	More than	More than				More than	More than	More than
					90 days	one to	three to	More than	Total		90 days	one to	three to	More than	Total		Annual
		Creditor		Up to	to one	three	five	five	nominal	Up to	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	90 days	year	years	years	years	value	90 days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Loans to exporters

0-E	CITIBANK	U.S.A.	US$	114,000	-	-	-	-	114,000	125,210	-	-	-	-	125,210	At Expiration	2.96	2.96
76.645.030-K	ITAU	Chile	US$	20,000	-	-	-	-	20,000	22,497	-	-	-	-	22,497	At Expiration	4.20	4.20
0-E	HSBC	England	US$	12,000	-	-	-	-	12,000	13,250	-	-	-	-	13,250	At Expiration	4.15	4.15

Bank loans
97.023.000-9	CORPBANCA	Chile	UF	11,086	-	-	-	-	11,086	12,464	-	-	-	-	12,464	Quaterly	3.35	3.35
0-E	SANTANDER	Spain	US$	-	-	106,427	-	-	106,427	167	-	106,427	-	-	106,594	Quaterly	2.80	2.80
0-E	CITIBANK	U.S.A.	UF	66,846	-	-	-	-	66,846	71,051	-	-	-	-	71,051	At Expiration	3.10	3.10

Obligations with the public
97.030.000-7	BANCOESTADO	Chile	UF	175,168	-	-	-	376,511	551,679	236,366	-	-	-	389,561	625,927	At Expiration	4.81	4.81
0-E	BANK OF NEW YORK	U.S.A.	US$	-	-	700,000	800,000	-	1,500,000	213,348	-	698,450	803,289	-	1,715,087	At Expiration	7.16	6.94

Guaranteed obligations
0-E	BNP PARIBAS	U.S.A.	US$	17,166	12,546	35,322	38,255	92,180	195,469	19,629	12,546	34,620	37,834	91,467	196,096	Quaterly	1.48	1.48
0-E	MUFG	U.S.A.	US$	31,783	11,781	32,917	35,267	53,839	165,587	34,769	11,782	32,510	35,030	53,484	167,575	Quaterly	1.64	1.64
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	-	3,903	26,968	32,536	80,951	144,358	-	3,903	26,968	32,536	80,951	144,358	Quaterly/Mensual	3.17	1.60
-	SWAP Received aircraft	-	US$	10	-	-	-	-	10	10	-	-	-	-	10	Quaterly	-	-

Other guaranteed obligations
0-E	CREDIT AGRICOLE	France	US$	273,199	-	-	-	-	273,199	279,815	-	-	-	-	279,815	At Expiration	1.91	1.91
0-E	MUFG	U.S.A.	US$	5,667	37,096	91,828	13,165	-	147,756	6,224	37,096	91,828	13,165	-	148,313	Quaterly	2.50	2.50
0-E	CITIBANK	U.S.A.	US$	600,000	-	-	-	-	600,000	600,133	-	-	-	-	600,133	At Expiration	3.50	3.50
0-E	BANK OF UTAH	U.S.A.	US$	1,940,540	-	-	-	-	1,940,540	1,982,394	-	-	-	-	1,982,394	At Expiration	22.58	12.42
0-E	EXIM BANK	U.S.A.	US$	-	-	3,184	25,992	33,714	62,890	202	-	3,184	25,992	33,714	63,092	Quaterly	1.84	1.84

Financial leases
0-E	CREDIT AGRICOLE	France	US$	684	686	-	-	-	1,370	692	686	-	-	-	1,378	Quaterly	3.68	3.23
0-E	CITIBANK	U.S.A.	US$	19,218	39,969	5,698	-	-	64,885	19,313	39,969	5,617	-	-	64,899	Quaterly	1.71	1.12
0-E	BNP PARIBAS	U.S.A.	US$	6,472	19,659	21,570	-	-	47,701	6,568	19,659	21,391	-	-	47,618	Quaterly	1.93	1.34
0-E	NATIXIS	France	US$	2,466	15,526	52,307	54,754	131,075	256,128	6,874	15,526	52,008	54,441	130,327	259,176	Quaterly	2.09	2.09
0-E	US BANK	U.S.A.	US$	16,696	50,660	129,189	6,521	-	203,066	17,774	50,660	122,437	6,416	-	197,287	Quaterly	4.04	2.84
0-E	PK AIRFINANCE	U.S.A.	US$	765	4,630	10,668	-	-	16,063	932	4,630	10,668	-	-	16,230	Quaterly	1.88	1.88
0-E	EXIM BANK	U.S.A.	US$	-	-	39,057	234,227	259,843	533,127	1,736	-	38,519	231,003	256,266	527,524	Quaterly	2.88	2.03
0-E	BANK OF UTAH	U.S.A.	US$	-	2,425	10,630	12,390	34,448	59,893	-	2,425	10,630	12,390	34,448	59,893	At Expiration	7.73	7.73

Others loans
0-E	Various (**)		US$	56,844	-	-	-	-	56,844	56,844	-	-	-	-	56,844	At Expiration	-	-

	Total			3,370,610	198,881	1,265,765	1,253,107	1,062,561	7,150,924	3,728,262	198,882	1,255,257	1,252,096	1,070,218	7,504,715

(*)	Note that the obligations are due to expire and contractual obligations, for not presenting any resolution of chapter 11.
(**)	Obligation to creditors for executed letters of creditresolution.

Interest-bearing loans due in installments to March 31, 2022 (Unaudited)

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil

				Nominal values						Accounting values
					More than	More than	More than				More than	More than	More than
					90 days	one to	three to	More than	Total		90 days	one to	three to	More than	Total		Annual
		Creditor		Up to	to one	three	five	five	nominal	Up to	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	Country	Currency	90 days	year	years	years	years	value	90 days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans

0-E	NCM	Netherlands	US$	619	-	324	-	-	943	666	-	324	-	-	990	Monthly	6.01	6.01
0-E	Merril Lynch Credit Products LLC	U.S.A.	BRL	306,828	-	-	-	-	306,828	418,774	-	-	-	-	418,774	Monthly	3.95	3.95

Financial lease

0-E	NATIXIS	France	US$	369	1,647	3,830	11,047	-	16,893	386	1,787	3,830	11,047	-	17,050	Quarterly	2.74	2.74
0-E	GA Telessis LLC	U.S.A.	US$	323	1,153	2,713	2,849	3,640	10,678	410	1,153	2,713	2,849	3,640	10,765	Monthly	14.72	14.72

Others loans

0-E	DEUTCHEBANK (*)	Brazil	US$	19,331	-	-	-	-	19,331	24,443	-	-	-	-	24,443	At Expiration	-	-

	Total			327,470	2,800	6,867	13,896	3,640	354,673	444,679	2,940	6,867	13,896	3,640	472,022

	Total consolidated			3,698,080	201,681	1,272,632	1,267,003	1,066,201	7,505,597	4,172,941	201,822	1,262,124	1,265,992	1,073,858	7,976,737

(*)	Obligation to creditors for executed letters of credit

Interest-bearing loans due in installments to December 31, 2021

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values
					More than	More than	More than				More than	More than	More than
					90 days	one to	three to	More than	Total		90 days	one to	three to	More than	Total		Annual
		Creditor		Up to	to one	three	five	five	nominal	Up to	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	90 days	year	years	years	years	value	90 days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Loans to exporters

0-E	CITIBANK	U.S.A.	US$	114,000	-	-	-	-	114,000	123,366	-	-	-	-	123,366	At Expiration	2.96	2.96
76.645.030-K	ITAU	Chile	US$	20,000	-	-	-	-	20,000	22,742	-	-	-	-	22,742	At Expiration	4.20	4.20
0-E	HSBC	England	US$	12,000	-	-	-	-	12,000	13,053	-	-	-	-	13,053	At Expiration	4.15	4.15

Bank loans
97.023.000-9	CORPBANCA	Chile	UF	10,106	-	-	-	-	10,106	11,040	-	-	-	-	11,040	Quaterly	3.35	3.35
0-E	SANTANDER	Spain	US$	-	-	106,427	-	-	106,427	135	-	106,427	-	-	106,562	Quaterly	2.80	2.80
0-E	CITIBANK	U.S.A.	UF	60,935	-	-	-	-	60,935	64,293	-	-	-	-	64,293	At Expiration	3.10	3.10

Obligations with the public
97.030.000-7	BANCOESTADO	Chile	UF	-	159,679	-	-	343,218	502,897	49,584	159,679	-	-	355,114	564,377	At Expiration	4.81	4.81
0-E	BANK OF NEW YORK	U.S.A.	US$	-	-	700,000	800,000	-	1,500,000	187,082	-	698,450	803,289	-	1,688,821	At Expiration	7.16	6.94

Guaranteed obligations
0-E	BNP PARIBAS	U.S.A.	US$	16,079	12,412	34,958	37,891	97,135	198,475	17,926	12,412	34,044	37,466	96,379	198,227	Quaterly	1.48	1.48
0-E	MUFG	U.S.A.	US$	29,054	11,661	32,639	34,970	58,388	166,712	31,375	11,661	32,188	34,733	57,983	167,940	Quaterly	1.64	1.64
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	-	2,209	24,703	32,327	85,119	144,358	-	2,209	24,703	32,327	85,119	144,358	Quaterly/Mensual	3.17	1.60
-	SWAP Received aircraft	-	US$	10	-	-	-	-	10	10	-	-	-	-	10	Quaterly	-	-

Other guaranteed obligations
0-E	CREDIT AGRICOLE	France	US$	273,199	-	-	-	-	273,199	274,403	-	-	-	-	274,403	At Expiration	1.82	1.82
0-E	MUFG	U.S.A.	US$	7,551	33,131	91,435	24,816	-	156,933	8,259	33,131	91,255	24,816	-	157,461	Quaterly	1.72	1.72
0-E	CITIBANK	U.S.A.	US$	-	600,000	-	-	-	600,000	95	600,000	-	-	-	600,095	At Expiration	2.00	2.00
0-E	BANK OF UTAH	U.S.A.	US$	-	1,644,876	-	-	-	1,644,876	-	1,630,390	-	-	-	1,630,390	At Expiration	22.71	12.97
0-E	EXIM BANK	U.S.A.	US$	-	-	-	25,876	37,014	62,890	183	-	-	25,876	37,014	63,073	Quaterly	1.84	1.84

Financial leases
0-E	CREDIT AGRICOLE	France	US$	682	1,370	-	-	-	2,052	694	1,370	-	-	-	2,064	Quaterly	3.68	3.23
0-E	CITIBANK	U.S.A.	US$	19,101	52,371	12,513	-	-	83,985	19,198	52,371	12,359	-	-	83,928	Quaterly	1.37	0.79
0-E	BNP PARIBAS	U.S.A.	US$	7,216	19,537	28,165	-	-	54,918	7,313	19,537	27,905	-	-	54,755	Quaterly	1.56	0.96
0-E	NATIXIS	France	US$	1,335	15,612	52,010	54,443	138,058	261,458	4,472	15,612	51,647	54,064	137,430	263,225	Quaterly	2.09	2.09
0-E	US BANK	U.S.A.	US$	16,601	50,373	135,201	17,492	-	219,667	17,755	50,373	127,721	17,188	-	213,037	Quaterly	4.03	2.84
0-E	PK AIRFINANCE	U.S.A.	US$	800	3,842	11,562	647	-	16,851	903	3,842	11,562	647	-	16,954	Quaterly	1.88	1.88
0-E	EXIM BANK	U.S.A.	US$	-	-	-	248,354	284,773	533,127	1,771	-	-	244,490	280,341	526,602	Quaterly	2.88	2.03

Others loans
0-E	Various (**)		US$	55,819	-	-	-	-	55,819	55,819	-	-	-	-	55,819	At Expiration	-	-
	Total			644,488	2,607,073	1,229,613	1,276,816	1,043,705	6,801,695	911,471	2,592,587	1,218,261	1,274,896	1,049,380	7,046,595

(*)	Note that the obligations are due to expire and contractual obligations, for not presenting any resolution of chapter 11.
(**)	Obligation to creditors for executed letters of creditresolution.

Interest-bearing loans due in installments to December 31, 2021

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil

				Nominal values						Accounting values
					More than	More than	More than				More than	More than	More than
					90 days	one to	three to	More than	Total		90 days	one to	three to	More than	Total		Annual
		Creditor		Up to	to one	three	five	five	nominal	Up to	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	Country	Currency	90 days	year	years	years	years	value	90 days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans

0-E	NCM	Netherlands	US$	619	-	324	-	-	943	666	-	324	-	-	990	Monthly	6.01	6.01
0-E	BANCO BRADESCO	Brazil	BRL	74,661	-	-	-	-	74,661	98,864	-	-	-	-	98,864	Monthly	4.33	4.33
0-E	Merril Lynch Credit
	Products LLC	U.S.A.	BRL	185,833	-	-	-	-	185,833	240,089	-	-	-	-	240,089	Monthly	3.95	3.95

Financial lease

0-E	NATIXIS	France	US$	433	2,482	2,872	11,539	-	17,326	637	2,481	2,872	11,539	-	17,529	Quaterly	2.74	2.74
0-E	GA Telessis LLC	U.S.A.	US$	320	1,147	2,695	2,850	3,987	10,999	409	1,147	2,695	2,850	3,987	11,088	Monthly	14.72	14.72

Others loans

0-E	DEUTCHEBANK (*)	Brazil	US$	20,689	-	-	-	-	20,689	20,689	-	-	-	-	20,689	At Expiration	-	-

	Total			282,555	3,629	5,891	14,389	3,987	310,451	361,354	3,628	5,891	14,389	3,987	389,249

	Total consolidated			927,043	2,610,702	1,235,504	1,291,205	1,047,692	7,112,146	1,272,825	2,596,215	1,224,152	1,289,285	1,053,367	7,435,844

(*)	Obligation to creditors for executed letters of credit

(b)	Lease Liability:

The movement of the lease liabilities corresponding to the years reported are as follow:

			Lease
			Liability
	Aircraft	Others	total
	ThUS$	ThUS$	ThUS$

Opening balance as January 1, 2021	3,026,573	94,433	3,121,006

New contracts	-	5	5
Lease termination (*)	(20,106)	-	(20,106)
Renegotiations	(47,785)	-	(47,785)
Payments	(63,739)	(6,800)	(70,539)
Accrued interest	35,987	2,124	38,111
Exchange differences	-	(2,007)	(2,007)
Cumulative translation adjustment	-	(3,754)	(3,754)
Other increases (decreases)	(23,194)	156	(23,038)

Changes	(118,837)	(10,276)	(129,113)

Closing balance as of March 31,2021 (Unaudited)	2,907,736	84,157	2,991,893

Opening balance as April 1, 2021	2,907,736	84,157	2,991,893

New contracts	518,478	870	519,348
Lease termination (*)	(704,087)	(5,300)	(709,387)
Renegotiations	149,271	5,717	154,988
Payments	(32,092)	(17,392)	(49,484)
Accrued interest	52,258	6,210	58,468
Exchange differences	-	5,363	5,363
Cumulative translation adjustment	-	1,422	1,422
Other increases (decreases)	(7,903)	(4,070)	(11,973)

Changes	(24,075)	(7,180)	(31,255)

Closing balance as of December 31,2021 (Unaudited)	2,883,661	76,977	2,960,638

Opening balance as January 1, 2022	2,883,661	76,977	2,960,638

New contracts	63,505	1,011	64,516
Renegotiations	(55,154)	8,645	(46,509)
Payments	(2,445)	(5,297)	(7,742)
Accrued interest	31,158	2,463	33,621
Exchange differences	288	136	424
Cumulative translation adjustment	5	5,481	5,486
Other increases (decreases)	-	947	947

Changes	37,357	13,386	50,743

Closing balance as of March 31,2022 (Unaudited)	2,921,018	90,363	3,011,381

(*)	Fleet rejections of the period

The company recognizes the interest payments related to the lease liabilities in the consolidated result under Financial expenses (See Note 26 (d)).

(c)	Hedge derivatives

					Total hedge
	Current liabilities		Non-current liabilities		derivatives
	As of	As of	As of	As of	As of	As of
	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
	2022	2021	2022	2021	2022	2021
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Fair value of interest rate derivatives	2,734	2,734	-	-	2,734	2,734
Total hedge derivatives	2,734	2,734	-	-	2,734	2,734

(d)	Derivatives that do not qualify for hedge accounting

					Total derivatives of
	Current liabilities		Non-current liabilities		no coverage
	As of	As of	As of	As of	As of	As of
	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
	2022	2021	2022	2021	2022	2021
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Derivative of foreign currency not registered as hedge	4,313	2,937	-	-	4,313	2,937
Total derived not qualify as hedge accounting	4,313	2,937	-	-	4,313	2,937

The foreign currency derivatives correspond to options, forwards and swaps.

Hedging operation

The fair values of net assets/ (liabilities), by type of derivative, of the contracts held as hedging instruments are presented below:

	As of	As of
	March 31,	December 31,
	2022	2021
	ThUS$	ThUS$
	Unaudited
Interest rate swaps (2)	(2,734)	(2,734)
Fuel options (3)	18,476	17,641

(1)	Hedge the significant variations in cash flows associated with market risk implicit in the increases in the 3 months LIBOR interest rates for long-term loans incurred in the acquisition of aircraft and bank loans. These contracts are recorded as cash flow hedges.

(2)	Hedge significant variations in cash flows associated with market risk implicit in the changes in the price of future fuel purchases. These contracts are recorded as cash flow hedges.

The Company only maintains cash flow hedges. In the case of fuel hedges, the cash flows subject to such hedges will occur and will impact results in the next 12 months from the date of the consolidated statement of financial position.

All hedging operations have been performed for highly probable transactions, except for fuel hedge. See Note 3.

Since none of the hedges resulted in the recognition of a non-financial asset, no portion of the result of derivatives recognized in equity was transferred to the initial value of that type of asset.

The amounts recognized in comprehensive income during the period and transferred from net equity to income are as follows:

	For the period ended
	March 31,
	2022	2021
	ThUS$	ThUS$
	Unaudited

Debit (credit) recognized in comprehensive income during the period	11,486	(1,260)
Debit (credit) transferred from net equity to income during the period	5,445	930

See note 24 f) for reclassification to profit or loss for each hedging operation and Note 17 b) for deferred taxes related.

NOTE - 19 TRADE AND OTHER ACCOUNTS PAYABLES

The composition of Trade and other accounts payables is as follows:

	As of	As of
	March 31,	December 31,
	2022	2021
	ThUS$	ThUS$
	Unaudited
Current
(a) Trade and other accounts payables	2,162,107	1,966,633
(b) Accrued liabilities	3,051,638	2,893,520

Total trade and other accounts payables	5,213,745	4,860,153

(a)	Trade and other accounts payable:

	As of	As of
	March 31,	December 31,
	2022	2021
	ThUS$	ThUS$
	Unaudited
Trade creditors	1,582,155	1,460,832
Other accounts payable	579,952	505,801

Total	2,162,107	1,966,633

The details of Trade and other accounts payables are as follows:

	As of	As of
	March 31,	December 31,
	2022	2021
	ThUS$	ThUS$
	Unaudited

Maintenance	364,704	375,144
Suppliers technical purchases	357,336	341,513
Aircraft Fuel	199,651	77,171
Boarding Fees	173,760	171,128
Professional services and advisory	163,027	129,682
Leases, maintenance and IT services	151,640	143,586
Handling and ground handling	146,721	176,142
Other personnel expenses	107,133	90,410
Airport charges and overflight	86,889	104,241
Services on board	59,282	56,072
Marketing	49,498	49,865
Air companies	32,379	32,152
Crew	13,628	12,007
Jol Fleet	9,891	9,891
Achievement of goals	7,373	11,144
Land services	6,676	6,553
Others	232,519	179,932

Total trade and other accounts payables	2,162,107	1,966,633

(b)	Liabilities accrued:

	As of	As of
	March 31,	December 31,
	2022	2021
	ThUS$	ThUS$
	Unaudited

Aircraft and engine maintenance (*)	1,341,744	1,166,181
Accrued personnel expenses	81,588	59,327
Accounts payable to personnel (**)	16,385	58,153
Other settled claims (****)	1,575,005	1,575,005
Others accrued liabilities (***)	36,916	34,854

Total accrued liabilities	3,051,638	2,893,520

(*)	In addition to the account payable for maintenance in the normal course of operations, this amount includes some claims agreed with aircraft lessors, related to maintenance.

(**)	Profits and bonus participation (Note 22 letter b).

(***)	See Note 20.

(****)	This amount includes some agreed fleet claims, associated with the negotiations resulting from the Chapter 11 process.

The balances of commercial accounts and other accounts payable include the amounts that will be part of the reorganization agreement, product of the entry into the Chapter 11 Procedure on May 26, 2020, and on July 9 for LATAM subsidiaries in Brazil.

NOTE 20 - OTHER PROVISIONS

	Current liabilities		Non-current liabilities		Total Liabilities
	As of	As of	As of	As of	As of	As of
	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
	2022	2021	2022	2021	2022	2021
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Provision for contingencies (1)
Tax contingencies	24,890	24,330	554,518	490,217	579,408	514,547
Civil contingencies	4,387	3,154	123,042	92,955	127,429	96,109
Labor contingencies	460	388	118,109	98,254	118,569	98,642
Other	-	-	23,794	21,855	23,794	21,855
Provision for European Commission investigation (2)	-	-	2,484	9,300	2,484	9,300

Total other provisions (3)	29,737	27,872	821,947	712,581	851,684	740,453

(1)	Provisions for contingencies:

The tax contingencies correspond to litigation and tax criteria related to the tax treatment applicable to direct and indirect taxes, which are found in both administrative and judicial stage.

The civil contingencies correspond to different demands of civil order filed against the Company.

The labor contingencies correspond to different demands of labor order filed against the Company.

The Provisions are recognized in the consolidated income statement in administrative expenses or tax expenses, as appropriate.

(2)	Provision made for proceedings brought by the European Commission for possible breaches of free competition in the freight market.

(3)	Total other provision as of March 31, 2022, and December 31, 2021, include the fair value correspond to those contingencies from the business combination with TAM S.A and subsidiaries, with a probability of loss under 50%, which are not provided for the normal application of IFRS enforcement and that only must be recognized in the context of a business combination in accordance with IFRS 3.

Movement of provisions:

		European
	Legal	Commission	Onerous
	claims (1)	Investigation (2)	Contracts	Total
	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2021	558,036	10,097	44,000	612,133
Increase in provisions	25,451	-	-	25,451
Provision used	(13,800)	-	-	(13,800)
Difference by subsidiaries conversion	(32,618)	-	-	(32,618)
Reversal of provision	(13,461)	-	-	(13,461)
Exchange difference	(945)	(445)	-	(1,390)
Closing balance as of March 31, 2021 (Unaudited)	522,663	9,652	44,000	576,315

Opening balance as of April 1, 2021 (Unaudited)	522,663	9,652	44,000	576,315
Increase in provisions	377,778	-	-	377,778
Provision used	(70,697)	-	-	(70,697)
Difference by subsidiaries conversion	7,087	-	-	7,087
Reversal of provision	(105,568)	-	(44,000)	(149,568)
Exchange difference	(110)	(352)	-	(462)
Closing balance as of December 31, 2021	731,153	9,300	-	740,453

Opening balance as of January 1, 2022	731,153	9,300	-	740,453
Increase in provisions	71,774	-	-	71,774
Provision used	(8,771)	-	-	(8,771)
Difference by subsidiaries conversion	73,301	-	-	73,301
Reversal of provision	(18,540)	(6,630)	-	(25,170)
Exchange difference	283	(186)	-	97
Closing balance as of March 31, 2022 (Unaudited)	849,200	2,484	-	851,684

(1)	Accumulated balances include a judicial deposit delivered in guarantee, with respect to the “Fundo Aeroviario” (FA), for MUS$ 78, made in order to suspend the collection and the application of a fine. The Company is discussing in Court the constitutionality of the requirement made by FA calculated at the ratio of 2.5% on the payroll in a legal claim. Initially the payment of said contribution was suspended by a preliminary judicial decision and about 10 years later, this same decision was reversed. As the decision is not final, the Company has deposited the securities open until that date, in order to avoid collection processing and the application of the fine.

Finally, if the final decision is favorable to the Company, the deposit made and payments made later will return to TAM. On the other hand, if the court confirms the first decision, said deposit will become a final payment in favor of the Government of Brazil. The procedural stage as of March 31, 2022 is described in Note 30 in the Role of the case 2001.51.01.012530-0.

(2)	European Commission Provision

Provision constituted on the occasion of the process initiated in December 2007 by the General Competition Directorate of the European Commission against more than 25 cargo airlines, among which is Lan Cargo SA, which forms part of the global investigation initiated in 2006 for possible infractions of free competition in the air cargo market, which was carried out jointly by the European and United States authorities.

With respect to Europe, the General Directorate of Competition imposed fines totaling € 799,445,000 (seven hundred and ninety-nine million four hundred and forty-five thousand Euros) for infractions of European Union regulations on free competition against eleven (11) airlines, among which are LATAM Airlines Group SA and its subsidiary Lan Cargo S.A .,For its part, LATAM Airlines Group S.A. and Lan Cargo S.A., jointly and severally, have been fined for the amount of € 8,220,000 (eight million two hundred twenty thousand euros), for these infractions, an amount that was provisioned in the financial statements of LATAM. On January 24, 2011, LATAM Airlines Group S.A. and Lan Cargo S.A. They appealed the decision before the Court of Justice of the European Union. On December 16, 2015, the European Court resolved the appeal and annulled the Commission’s Decision. The European Commission did not appeal the judgment, but on March 17, 2017, the European Commission again adopted its original decision to impose on the eleven lines original areas, the same fine previously imposed, amounting to a total of € 776,465,000 Euros. In the case of LAN Cargo and its parent, LATAM Airlines Group S.A. imposed the same fine mentioned above. On May 31, 2017 Lan Cargo S.A. and LATAM Airlines Group S.A. requested the annulment of this Decision to the General Court of the European Union. We presented our defense in December 2017. On July 12, 2019, we participated in a hearing before the European Court of Justice in which we confirmed our request for annulment of the decision or a reduction in the amount of the fine instead. On March 30, 2022, the European Court issued its ruling and reduced the amount of our fine from € 8,220,000 Euros to € 2,240,000 Euros. This ruling can be appealed by both parties before June 15, 2022. Likewise, on December 17, 2020, the European Commission had presented a proof of claim for the total amount of the fine of € 8,220,000 Euros before the Court of New York dealing with the financial reorganization procedure requested by LATAM Airlines Group, S.A. and LAN Cargo, S.A. (Chapter 11) in May 2020. The amount of this claim could be modified subject to the eventual appeal of the ruling of the European Court. The procedural stage as of March 31, 2022 is described in Note 30 in section 2 judgments received by LATAM Airlines Group S.A. and Subsidiaries.

NOTE 21 - OTHER NON-FINANCIAL LIABILITIES

	Current liabilities		Non-current liabilities		Total Liabilities
	As of	As of	As of	As of	As of	As of
	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
	2022	2021	2022	2021	2022	2021
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Deferred revenues (1)(2)	2,327,971	2,273,137	474,328	512,056	2,802,299	2,785,193
Sales tax	9,132	3,870	-	-	9,132	3,870
Retentions	43,938	31,509	-	-	43,938	31,509
Other taxes	5,012	4,916	-	-	5,012	4,916
Other sundry liabilities	25,996	19,144	-	-	25,996	19,144
Total other non-financial liabilities	2,412,049	2,332,576	474,328	512,056	2,886,377	2,844,632

Deferred Income Movement

		Deferred income
				Loyalty
				program
	Initial	(1)		(Award	Expiration of	Translation	Others	Final
	balance	Recognition	Use	and redeem)	tickets	Difference	provisions	balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

From January 1 to March 31, 2021 (Unaudited)	2,738,888	415,863	(589,338)	(53,006)	(586)	30,476	2,536	2,544,833
From April 1 to December 31, 2021 (Unaudited)	2,544,833	3,757,729	(3,464,007)	40,915	(113,641)	17,100	2,264	2,785,193
Del 1 de enero al 31 de March de 2022 (Unaudited)	2,785,193	1,848,634	(1,824,312)	(41,718)	(52,818)	80,985	6,335	2,802,299

(1)	The balance includes mainly, deferred income for services not provided as of March 31, 2022 and December 31, 2021; and for the frequent flyer LATAM Pass program.

LATAM Pass is LATAM’s frequent flyer program that allows rewarding the preference and loyalty of its customers with multiple benefits and privileges, through the accumulation of miles or points that can be exchanged for tickets or for a varied range of products and services. Clients accumulate miles or LATAM Pass points every time they fly in LATAM and other connections associated with the program, as well as buy in stores or use the services of a vast network of companies that have agreements with the program around the world.

(2)	As of March 31, 2022, Deferred Income includes ThUS $ 43,604 corresponding to the balance to be accrued from the committed compensation from Delta Air Lines, Inc., which is recognized in Income Statement, based on the estimation of differentials of income, until the implementation of the strategic alliance. During the period, the Company has recognized ThUS $ 14,520 for this concept.

Additionally, the Company maintains a balance of ThUS $ 29,507 in the Trade accounts payable item of the Statement of Financial Position, corresponding to the compensation of costs to be incurred.

NOTE 22 - EMPLOYEE BENEFITS

	As of	As of
	March 31,	December 31,
	2022	2021
	ThUS$	ThUS$
	Unaudited
Retirements payments	41,764	35,075
Resignation payments	6,508	5,817
Other obligations	16,155	15,341
Total liability for employee benefits	64,427	56,233

(a)	The movement in retirements and resignation payments and other obligations:

		Increase (decrease)
	Opening	current service	Benefits	Actuarial (gains)	Currency	Closing
	balance	provision	paid	losses	translation	balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

From January 1 to March 31, 2021 (Unaudited)	74,116	(6,955)	(1,561)	4,096	(1,622)	68,074
From April 1 to December 31, 2021 (Unaudited)	68,074	(4,436)	(3,575)	5,922	(9,752)	56,233
From January 1 to March 31, 2022 (Unaudited)	56,233	10,410	(1,193)	(4,424)	3,401	64,427

The principal assumptions used in the calculation to the provision in Chile, are presented below:

	For the period ended
	March 31,
	2022	2021
	Unaudited
Assumptions
Discount rate	6.30%	3.25%
Expected rate of salary increase	3.00%	3.00%
Rate of turnover	5.14%	5.14%
Mortality rate	RV-2014	RV-2014
Inflation rate	4.07%	3.00%
Retirement age of women	60	60
Retirement age of men	65	65

The discount rate corresponds to the 20 years Central Bank of Chile Bonds (BCP). The RV-2014 mortality tables correspond to those established by the Commission for the Financial Market of Chile and; for the determination of the inflation rates; the market performance curves of BCU Central Bank of Chile papers have been used and BCP long term at the scope date.

The calculation of the present value of the defined benefit obligation is sensitive to the variation of some actuarial assumptions such as discount rate, salary increase, rotation and inflation.

The sensitivity analysis for these variables is presented below:

	Effect on the liability
	As of	As of
	March 31,	December 31,
	2022	2021
	ThUS$	ThUS$
	Unaudited
Discount rate
Change in the accrued liability an closing for increase in 100 p.b.	(3,174)	(2,642)
Change in the accrued liability an closing for decrease of 100 p.b.	3,556	2,959

Rate of wage growth
Change in the accrued liability an closing for increase in 100 p.b.	3,424	2,849
Change in the accrued liability an closing for decrease of 100 p.b.	(3,135)	(2,613)

(b)	The liability for short-term:

	As of	As of
	March 31,	December 31,
	2022	2021
	ThUS$	ThUS$
	Unaudited

Profit-sharing and bonuses (*)	16,385	58,153

(*)	Accounts payables to employees (Note 19 letter b)

The participation in profits and bonuses related to an annual incentive plan for achievement of certain objectives.

(c)	Employment expenses are detailed below:

	For the period ended
	March 31,
	2022	2021
	ThUS$	ThUS$
	Unaudited
Salaries and wages	233,314	195,138
Short-term employee benefits	24,290	20,550
Other personnel expenses	26,649	18,621
Total	284,253	234,309

NOTE 23 - ACCOUNTS PAYABLE, NON-CURRENT

	As of	As of
	March 31,	December 31,
	2022	2021
	ThUS$	ThUS$
	Unaudited

Aircraft and engine maintenance	172,163	276,816
Fleet (JOL)	124,387	124,387
Airport and Overflight Taxes	28,821	26,321
Provision for vacations and bonuses	15,331	14,545
Other sundry liabilities	32,526	30,357
Total accounts payable, non-current	373,228	472,426

NOTE 24 - EQUITY

(a)	Capital

The Company’s objective is to maintain an appropriate level of capitalization that enables it to ensure access to the financial markets for carrying out its medium and long-term objectives, optimizing the return for its shareholders and maintaining a solid financial position.

The paid capital of the Company at March 31, 2022 amounts to ThUS$ 3,146,265 divided into 606,407,693 common stock of a same series (ThUS$ 3,146,265 divided into 606,407,693 shares as of December 31, 2021), a single series nominative, ordinary character with no par value. There are no special series of shares and no privileges. The form of its stock certificates and their issuance, exchange, disablement, loss, replacement and other similar circumstances, as well as the transfer of the shares, is governed by the provisions of Corporations Law and its regulations.

(b)	Subscribed and paid shares

The following table shows the movement of authorized and fully paid shares previously described above:

Movement fully paid shares

		Movement	Cost of issuance
		value of shares	and placement	Paid- in
	No of	(1)	of shares (2)	Capital
	shares	ThUS$	ThUS$	ThUS$

Paid shares as of January 1, 2021	606,407,693	3,160,718	(14,453)	3,146,265
There are no movements of shares paid during the 2021 period	-	-	-	-
Paid shares as of December 31, 2021	606,407,693	3,160,718	(14,453)	3,146,265

Paid shares as of January 1, 2022	606,407,693	3,160,718	(14,453)	3,146,265
There are no movements of shares paid during the 2022 period	-	-	-	-
Paid shares as of March 31, 2022	606,407,693	3,160,718	(14,453)	3,146,265

(1)	Amounts reported represent only those arising from the payment of the shares subscribed.

(2)	Decrease of capital by capitalization of reserves for cost of issuance and placement of shares established according to Extraordinary Shareholder´s Meetings, where such decreases were authorized.

(c)	Treasury stock

At December 31, 2021, the Company held no treasury stock, the remaining of ThUS$ (178) corresponds to the difference between the amount paid for the shares and their book value, at the time of the full right decrease of the shares which held in its portfolio.

(d)	Reserve of share- based payments

Movement of Reserves of share- based payments:

		Stock
	Opening	option	Closing
Periods	balance	plan	balance
	ThUS$	ThUS$	ThUS$

From January 1 to March 31, 2021 (Unaudited)	37,235	287	37,522
From April 1 to December 31, 2021 (Unaudited)	37,522	(287)	37,235
From January 1 to December 31, 2022 (Unaudited)	37,235	-	37,235

These reserves are related to the “Share-based payments” explained in Note 33.

(e)	Other sundry reserves

Movement of Other sundry reserves:

		Transactions
Periods	Opening balance	with non-controlling interest	Legal reserves	Closing balance
	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to March 31, 2021 (Unaudited)	2,452,019	(3,383)	(51)	2,448,585
From April 1 to December 31, 2021 (Unaudited)	2,448,585	-	(487)	2,448,098
From January 1 to March 31, 2022 (Unaudited)	2,448,098	-	-	2,448,098

Balance of Other sundry reserves comprise the following:

	As of	As of
	March 31,	December 31,
	2022	2021
	ThUS$	ThUS$
	Unaudited

Higher value for TAM S.A. share exchange (1)	2,665,692	2,665,692
Reserve for the adjustment to the value of fixed assets (2)	2,620	2,620
Transactions with non-controlling interest (3)	(216,656)	(216,656)
Others	(3,558)	(3,558)
Total	2,448,098	2,448,098

(1)	Corresponds to the difference between the value of the shares of TAM S.A., acquired by Sister Holdco S.A. (under the Subscriptions) and by Holdco II S.A. (by virtue of the Exchange Offer), which is recorded in the declaration of completion of the merger by absorption, and the fair value of the shares exchanged by LATAM Airlines Group S.A. as of June 22, 2012.

(2)	Corresponds to the technical revaluation of the fixed assets authorized by the Commission for the Financial Market in the year 1979, in Circular No. 1529. The revaluation was optional and could be made only once; the originated reserve is not distributable and can only be capitalized.

(3)	The balance as of March 31, 2022 corresponds to the loss generated by: Lan Pax Group S.A. e Inversiones Lan S.A. in the acquisition of shares of Aerovías de Integración Regional Aires S.A. for ThUS $ (3,480) and ThUS $ (20), respectively; the acquisition of TAM S.A. of the minority interest in Aerolinhas Brasileiras S.A. for ThUS $ (885), the acquisition of Inversiones Lan S.A. of the minority participation in Aires Integra Regional Airlines S.A. for an amount of ThUS $ (2) and the acquisition of a minority stake in Aerolane S.A. by Lan Pax Group S.A. for an amount of ThUS $ (21,526) through Holdco Ecuador S.A. (3) The loss due to the acquisition of the minority interest of Multiplus S.A. for ThUS $ (184,135) (see Note 1), (4) and the acquisition of a minority interest in Latam Airlines Perú S.A through Latam Airlines Group S.A for an amount of ThUS $ (3,225) and acquisition of the minority stake in LAN Argentina S.A. and Inversora Cordillera through Transportes Aéreos del Mercosur S.A. for an amount of ThUS $ (3,383).

(f)	Reserves with effect in other comprehensive income.

Movement of Reserves with effect in other comprehensive income:

			Gains (Losses)	Actuarial gain
	Currency	Cash flow	on change on value	or loss on defined
	translation	hedging	of time value	benefit plans
	reserve	reserve	of options	reserve	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2021	(3,790,513)	(60,941)	-	(25,985)	(3,877,439)
Increase (decrease) due to application
of new accounting standards	-	380	(380)	-	-
Opening balance as of January 1, 2021	(3,790,513)	(60,561)	(380)	(25,985)	(3,877,439)
Change in fair value of hedging instrument recognised in OCI	-	(3,244)	2,639	-	(605)
Reclassified from OCI to profit or loss	-	1,419	(489)	-	930
Deferred tax	-	318	-	-	318
Actuarial reserves
by employee benefit plans	-	-	-	4,096	4,096
Deferred tax actuarial IAS
by employee benefit plans	-	-	-	(1,099)	(1,099)
Translation difference subsidiaries	1,146	(1,585)	-	-	(439)
Closing balance as of March 31, 2021 (Unaudited)	(3,789,367)	(63,653)	1,770	(22,988)	(3,874,238)

Opening balance as of April 1, 2021	(3,789,367)	(63,653)	1,770	(22,988)	(3,874,238)
Change in fair value of hedging instrument recognised in OCI	-	42,846	(26,331)	-	16,515
Reclassified from OCI to profit or loss	-	(18,060)	6,998	-	(11,062)
Deferred tax	-	(376)	-	-	(376)
Actuarial reserves
by employee benefit plans	-	-	-	5,921	5,921
Deferred tax actuarial IAS
by employee benefit plans	-	-	-	(1,683)	(1,683)
Translation difference subsidiaries	17,208	853	-	-	18,061
Closing balance as of December 31, 2021 (Unaudited)	(3,772,159)	(38,390)	(17,563)	(18,750)	(3,846,862)

Opening balance as of January 1, 2022	(3,772,159)	(38,390)	(17,563)	(18,750)	(3,846,862)
Change in fair value of hedging instrument recognised in OCI	-	6,529	3,195	-	9,724
Reclassified from OCI to profit or loss	-	(8,889)	3,444	-	(5,445)
Deferred tax	-	(600)	-	-	(600)
Actuarial reserves by employee benefit plans	-	-	-	(4,424)	(4,424)
Deferred tax actuarial IAS by employee benefit plans	-	-	-	203	203
Translation difference subsidiaries	(116,776)	1,762	-	-	(115,014)
Closing balance as of March 31, 2022 (Unaudited)	(3,888,935)	(39,588)	(10,924)	(22,971)	(3,962,418)

(f.1)	Cumulative translate difference

These are originated from exchange differences arising from the translation of any investment in foreign entities (or Chilean investment with a functional currency different to that of the parent), and from loans and other instruments in foreign currency designated as hedges for such investments. When the investment (all or part) is sold or disposed and a loss of control occurs, these reserves are shown in the consolidated statement of income as part of the loss or gain on the sale or disposal. If the sale does not involve loss of control, these reserves are transferred to non-controlling interests.

(f.2)	Cash flow hedging reserve

These are originate from the fair value valuation at the end of each period of the outstanding derivative contracts that have been defined as cash flow hedges. When these contracts expire, these reserves should be adjusted, and the corresponding results recognized.

(f.3)	Reserves of actuarial gains or losses on defined benefit plans

Correspond to the increase or decrease in the obligation present value for defined benefit plan due to changes in actuarial assumptions, and experience adjustments, which are the effects of differences between the previous actuarial assumptions and the actual event.

(g)	Retained earnings/(losses)

Movement of Retained earnings/(losses):

		Result
	Opening	for the		Closing
Periods	balance	year	Dividends	balance
	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to March 31, 2021 (Unaudited)	(4,193,615)	(430,867)	-	(4,624,482)
From April 1 to December 31, 2021 (Unaudited)	(4,624,482)	(4,216,624)	-	(8,841,106)
From January 1 to March 31, 2022 (Unaudited)	(8,841,106)	(380,073)	-	(9,221,179)

(h)	Dividends per share

During the Period 2022 and year 2021 no dividend was paid.

NOTE 25 - REVENUE

The detail of revenues is as follows:

	For the period ended
	March 31,
	2022	2021
	ThUS$	ThUS$
	Unaudited

Passengers	1,486,239	496,979
Cargo	430,698	345,221
Total	1,916,937	842,200

NOTE 26 - COSTS AND EXPENSES BY NATURE

(a)	Costs and operating expenses

The main operating costs and administrative expenses are detailed below:

	For the period ended
	March 31,
	2022	2021
	ThUS$	ThUS$
	Unaudited
Aircraft fuel	750,570	265,603
Other rentals and landing fees (*)	224,445	166,209
Aircraft rentals (**)	69,608	-
Aircraft maintenance	155,544	102,455
Commissions	28,559	14,954
Passenger services	33,354	15,790
Other operating expenses	258,608	176,368
Total	1,520,688	741,379

(*)	Lease expenses are included within this amount (See Note 2.21)

(**)	Beginning on second quarter 2021, the Company amended its Aircraft Lease Contracts which included lease payment based on Power by the Hour (PBH) at the beginning of the contract and then switches to fixed-rent payments. A right of use asset and a lease liability was recognized as result of those amendments at the date of modification of the contract, even if they initially have a variable payment period. As a result of the application of the lease accounting policy, the right of use assets continues to be amortized on a straight-line basis over the term of the lease from the contract modification date. The expenses for the year include both: the lease expense for variable payments (Aircraft Rentals) as well as the expenses resulting from the amortization of the right of use assets from the beginning of the contract (included in the Depreciation line, letter b)) and interest from the lease liability (included in Lease Liabilities, letter c)).

	For the Period ended
	March 31,
	2022	2021
	ThUS$	ThUS$
	Unaudited

Payments for leases of low-value assets	6,567	5,526
Total	6,567	5,526

(b)	Depreciation and amortization

Depreciation and amortization are detailed below:

	For the period ended
	March 31,
	2022	2021
	ThUS$	ThUS$
	Unaudited

Depreciation (*)	279,588	280,723
Amortization	12,657	12,486
Total	292,245	293,209

(*)	Included within this amount is the depreciation of the Properties, plants and equipment (See Note 16 (a)) and the maintenance of the aircraft recognized as assets by right of use. The maintenance cost amount included in the depreciation line for the period ended March 31, 2022 is ThUS $ 106,554, ThUS $ 71,083 for the same 2021 period.

(c)	Financial costs

The detail of financial costs is as follows:

	For the period ended
	March 31,
	2022	2021
	ThUS$	ThUS$
	Unaudited

Bank loan interest	207,502	133,340
Financial leases	9,072	8,534
Lease liabilities	34,242	39,217
Other financial instruments	8,583	12,556
Total	259,399	193,647

Costs and expenses by nature presented in this Note plus the Employee expenses disclosed in Note 22, are equivalent to the sum of cost of sales, distribution costs, administrative expenses, other expenses and financing costs presented in the consolidated statement of income by function.

(d)	Restructuring activities expenses

The Restructuring activities expenses are detailed below:

	For the period ended
	March 31,
	2022	2021
	ThUS$	ThUS$
	Unaudited

Fair value adjustment of fleet available for sale	-	45,650
Rejection of aircraft lease contract	-	17,467
Rejection of IT contracts	1,222	-
Employee restructuring plan (*)	4,757	6,210
Legal advice	56,385	14,953
Renegotiation of fleet contracts	(15,338)	-
Others	724	7,242
Total	47,750	91,522

(*)	See note 2.1, letter c.

NOTE 27 - OTHER INCOME, BY FUNCTION

Other income, by function is as follows:

	For the Period ended
	March 31,
	2022	2021
	ThUS$	ThUS$
	Unaudited

Tours	5,646	991
Aircraft leasing	660	2,621
Customs and warehousing	5,908	6,341
Maintenance	2,676	4,240
Income from non-airlines products Latam Pass	11,634	8,479
Other miscellaneous income (*)	15,570	48,292
Total	42,094	70,964

(*)	Included within this amount is ThUS$14,520 of 2022 and ThUS$45,231 of 2021 corresponding to the compensation of Delta Air Lines Inc for the JBA signed in 2019.

NOTE 28 - FOREIGN CURRENCY AND EXCHANGE RATE DIFFERENCES

The functional currency of LATAM Airlines Group S.A. is the US dollar, also it has subsidiaries whose functional currency is different to the US dollar, such as the chilean peso, argentine peso, colombian peso, brazilian real and guaraní.

The functional currency is defined as the currency of the primary economic environment in which an entity operates and in each entity and all other currencies are defined as foreign currency.

Considering the above, the balances by currency mentioned in this Note correspond to the sum of foreign currency of each of the entities that make LATAM Airlines Group S.A. and Subsidiaries.

Following are the current exchange rates for the US dollar, on the dates indicated:

	As of March 31,	As of December 31,
	2022	2021	2020	2019
	Unaudited

Argentine peso	110.94	102.75	84.14	59.83
Brazilian real	4.73	5.57	5.18	4.01
Chilean peso	787.98	844.69	710.95	748.74
Colombian peso	3,760.71	4,002.52	3,421.00	3,271.55
Euro	0.90	0.88	0.81	0.89
Australian dollar	1.33	1.38	1.30	1.43
Boliviano	6.86	6.86	6.86	6.86
Mexican peso	19.89	20.53	19.93	18.89
New Zealand dollar	1.44	1.46	1.39	1.49
Peruvian Sol	3.67	3.98	3.62	3.31
Uruguayan peso	41.06	44.43	42.14	37.24

Foreign currency

The foreign currency detail of balances of monetary items in current and non-current assets is as follows:

	As of	As of
	March 31,	December 31,
	2022	2021
	ThUS$	ThUS$
	Unaudited
Current assets
Cash and cash equivalents	232,235	262,886
Argentine peso	6,283	6,440
Brazilian real	11,871	9,073
Chilean peso	12,370	9,759
Colombian peso	3,310	4,745
Euro	12,112	7,099
U.S. dollar	159,092	195,264
Other currency	27,197	30,506

Other financial assets, current	14,741	12,728
Argentine peso	4	4
Brazilian real	5	4
Chilean peso	5,097	4,440
Colombian peso	121	111
Euro	2,572	1,720
U.S. dollar	5,718	5,242
Other currency	1,224	1,207

	As of	As of
Current assets	March 31,	December 31,
	2022	2021
	ThUS$	ThUS$
	Unaudited

Other non - financial assets, current	19,610	34,613
Argentine peso	3,238	5,715
Brazilian real	1,574	1,488
Chilean peso	1,055	20,074
Colombian peso	184	121
Euro	1,959	1,936
U.S. dollar	351	1,106
Other currency	11,249	4,173

Trade and other accounts receivable, current	151,721	156,824
Argentine peso	12,239	6,850
Brazilian real	23,245	53
Chilean peso	28,123	47,392
Colombian peso	919	455
Euro	11,801	24,143
U.S. dollar	44,557	56,676
Other currency	30,837	21,255

Accounts receivable from related entities, current	1,279	502
Chilean peso	27	19
U.S. dollar	1,252	483

Tax current assets	11,417	8,674
Argentine peso	298	322
Brazilian real	2	47
Chilean peso	731	681
Colombian peso	1,949	1,618
Euro	81	70
U.S. dollar	404	406
Peruvian sun	7,074	4,450
Other currency	878	1,080

Total current assets	431,003	476,227
Argentine peso	22,062	19,331
Brazilian real	36,697	10,665
Chilean peso	47,403	82,365
Colombian peso	6,483	7,050
Euro	28,525	34,968
U.S. Dollar	211,374	259,177
Other currency	78,459	62,671

	As of	As of
Non-current assets	March 31,	December 31,
	2022	2021
	ThUS$	ThUS$
	Unaudited

Other financial assets, non-current	12,115	10,700
Brazilian real	3,810	3,326
Chilean peso	68	62
Colombian peso	256	231
Euro	3,497	2,384
U.S. dollar	2,287	2,524
Other currency	2,197	2,173

Other non - financial assets, non-current	9,362	12,197
Argentine peso	31	32
Brazilian real	6,843	6,924
U.S. dollar	1,056	5,241
Other currency	1,432	-

Accounts receivable, non-current	4,073	3,985
Chilean peso	4,073	3,985

Deferred tax assets	5,798	6,720
Colombian peso	4,119	4,717
U.S. dollar	128	10
Other currency	1,551	1,993

Total non-current assets	31,348	33,602
Argentine peso	31	32
Brazilian real	10,653	10,250
Chilean peso	4,141	4,047
Colombian peso	4,375	4,948
Euro	3,497	2,384
U.S. dollar	3,471	7,775
Other currency	5,180	4,166

The foreign currency detail of balances of monetary items in current liabilities and non-current is as follows:

	Up to 90 days		91 days to 1 year
	As of	As of	As of	As of
Current liabilities	March 31,	December 31,	March 31,	December 31,
	2022	2021	2022	2021
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited

Other financial liabilities, current	185,593	179,777	182,017	177,471
Argentine peso	1	1	-	-
Brazilian real	323	31	-	210
Chilean peso	156,435	135,431	175,580	159,541
Euro	313	259	358	184
U.S. dollar	28,382	43,919	6,003	17,460
Other currency	139	136	76	76

Trade and other accounts payables, current	1,584,376	1,317,418	63,677	50,312
Argentine peso	253,406	234,358	781	2,335
Brazilian real	108,127	70,523	146	653
Chilean peso	390,889	280,405	50,966	44,438
Colombian peso	37,303	7,673	238	1,134
Euro	132,115	134,146	1,189	887
U.S. dollar	551,087	472,800	442	73
Peruvian sol	8,361	2,487	3,065	310
Mexican peso	9,069	11,297	34	29
Pound sterling	37,726	45,096	2,244	86
Uruguayan peso	1,056	775	29	58
Other currency	55,237	57,858	4,543	309

Accounts payable to related entities, current	30	57	-	-
Chilean peso	7	6	-	-
U.S. dollar	23	51	-	-

Other provisions, current	-	-	-	4,980
Chilean peso	-	-	-	25
Other currency	-	-	-	4,955

	Up to 90 days		91 days to 1 year
	As of	As of	As of	As of
Current liabilities	March 31,	December 31,	March 31,	December 31,
	2022	2021	2022	2021
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited

Other non-financial
liabilities, current	38,392	29,057	-	-
Argentine peso	2,016	1,604	-	-
Brazilian real	400	859	-	-
Chilean peso	8,557	1,332	-	-
Colombian peso	440	941	-	-
Euro	3,983	1,375	-	-
U.S. dollar	22,704	21,174	-	-
Other currency	292	1,772	-	-

Total current liabilities	1,808,609	1,526,331	252,133	232,763
Argentine peso	255,423	235,963	781	2,335
Brazilian real	109,068	71,413	146	863
Chilean peso	555,888	417,174	226,574	204,004
Colombian peso	37,743	8,614	238	1,134
Euro	136,411	135,780	1,547	1,071
U.S. dollar	602,196	537,944	6,445	17,533
Other currency	111,880	119,443	16,402	5,823

	More than 1 to 3 years		More than 3 to 5 years		More than 5 years
	As of	As of	As of	As of	As of	As of
Non-current liabilities	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
	2022	2021	2022	2021	2022	2021
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited

Other financial liabilities, non-current	13,265	33,205	15,436	15,375	393,509	359,623
Chilean peso	2,138	1,512	1,540	896	389,869	355,636
Brazillian real	23	86	-	-	-	-
Euro	66	135		90	-	-
U.S. dollar	10,979	31,413	13,896	14,389	3,640	3,987
Other currency	59	59	-	-	-	-

Accounts payable, non-current	65,617	114,097	1,518	1,451	390	342
Chilean peso	47,630	41,456	1,518	1,451	390	342
U.S. dollar	16,581	71,339	-	-	-	-
Other currency	1,406	1,302	-	-	-	-

Other provisions, non-current	57,605	49,420	-	-	-	-
Argentine peso	1,449	1,074	-	-	-	-
Brazillian real	35,384	27,532	-	-	-	-
Colombian peso	259	255	-	-	-	-
Euro	10,685	10,820	-	-	-	-
U.S. dollar	9,828	9,739	-	-	-	-

Provisions for
employees benefits, non-current	52,724	44,816	-	-	-	-
Chilean peso	52,724	44,816	-	-	-	-

Total non-current liabilities	189,211	241,538	16,954	16,826	393,899	359,965
Argentine peso	1,449	1,074	-	-	-	-
Brazilian real	35,407	27,618	-	-	-	-
Chilean peso	102,492	87,784	3,058	2,347	390,259	355,978
Colombian peso	259	255	-	-	-	-
Euro	10,751	10,955	-	90	-	-
U.S. dollar	37,388	112,491	13,896	14,389	3,640	3,987
Other currency	1,465	1,361	-	-	-	-

	As of	As of
General summary of foreign currency:	March 31,	December 31,
	2022	2021
	ThUS$	ThUS$
	Unaudited
Total assets	462,351	509,829
Argentine peso	22,093	19,363
Brazilian real	47,350	20,915
Chilean peso	51,544	86,412
Colombian peso	10,858	11,998
Euro	32,022	37,352
U.S. dollar	214,845	266,952
Other currency	83,639	66,837

Total liabilities	2,660,806	2,377,423
Argentine peso	257,653	239,372
Brazilian real	144,621	99,894
Chilean peso	1,278,271	1,067,287
Colombian peso	38,240	10,003
Euro	148,709	147,896
U.S. dollar	663,565	686,344
Other currency	129,747	126,627

Net position
Argentine peso	(235,560)	(220,009)
Brazilian real	(97,271)	(78,979)
Chilean peso	(1,226,727)	(980,875)
Colombian peso	(27,382)	1,995
Euro	(116,687)	(110,544)
U.S. dollar	(448,720)	(419,392)
Other currency	(46,108)	(59,790)

NOTE 29 - EARNINGS / (LOSS) PER SHARE

	For the period ended
	March 31,
Basic earnings / (loss) per share	2022	2021
	Unaudited
Earnings / (loss) attributable to
owners of the parent (ThUS$)	(380,073)	(430,867)

Weighted average number
of shares, basic	606,407,693	606,407,693

Basic earnings / (loss) per share (US$)	(0.62676)	(0.71052)

	For the period ended
	March 31,
Diluted earnings / (loss) per share	2022	2021
	Unaudited
Earnings / (loss) attributable to
owners of the parent (ThUS$)	(380,073)	(430,867)

Weighted average number
of shares, basic	606,407,693	606,407,693

Weighted average number
of shares, diluted	606,407,693	606,407,693

Diluted earnings / (loss) per share (US$)	(0.62676)	(0.71052)

NOTE 30 – CONTINGENCIES

I.	Lawsuits

1)	Lawsuits filed by LATAM Airlines Group S.A. and Subsidiaries

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$

Fidelidade Viagens e Turismo	Fazenda Pública do Município de São Paulo.	1004194-37.2018.8.26.0053 (EF 1526893-48.2018.8.26.0090)	This is a voidance action appealing the charges for violations and fines (67.168.795 / 67.168.833 / 67.168.884 / 67.168.906 / 67.168.914 / 67.168.965). We are arguing that numbers are missing from the ISS calculation base since the company supposedly made improper deductions.	The lawsuit was assigned on January 31, 2018. That same day, a decision was rendered suspending the charges without any bond. The municipality filed an appeal against this decision on April 30, 2018. On November 11, 2019 there was a totally favorable decision for Tam Viagens S.A. The court issued a ruling in favor of Tam Viagens S/A on June 24, 2021. Municipio filed a special appeal that was denied by the STJ. We must await a decision of Municipio about a new appeal.	121,212

LATAM Airlines Group S.A., Aerovías de Integración Regional S.A., LATAM Airlines Perú S.A., Latam-Airlines Ecuador S.A., LAN Cargo S.A., TAM Linhas Aereas S.A. and 32 affiliates	United States Bankruptcy Court for the Southern District of New York	Case No. 20-11254	LATAM Airlines Group S.A., Aerovías de Integración Regional S.A., LATAM Airlines Peru S.A., LATAM Airlines Ecuador S.A., LAN Cargo S.A., TAM Linhas Aereas S.A. and 32 subsidiaries began a reorganization in the United States of America according to Chapter 11 of Title 11 of the U.S. Code. They filed a voluntary petition for Chapter 11 protection (the “Chapter 11 Procedure”) that granted an automatic foreclosure suspension for at least 180 days.	On May 26, 2020, LATAM Airlines Group S.A. and 28 subsidiaries (the “Initial Debtors”) individually filed a voluntary reorganization petition with U.S. Bankruptcy Court for the Southern District of New York according to Chapter 11 of the U.S. Bankruptcy Code. On July 7 and 9, 2020, 9 additional affiliated debtors (the “Subsequent Debtors,” and together with the Initial Debtors, the “Debtors”), including TAM Linhas Aereas S.A., filed a voluntary reorganization petition with the Court according to Chapter 11 of the U.S. Bankruptcy Code. The cases are pending a decision by Judge James L. Garrity, Jr., of the U.S. Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”), and they are being administrated jointly under case number 20-11254. On September 18, 2020, the Debtors received approval of the amendment to the Debtor-in-Possession (“DIP”) financing proposal filed September 17, 2020 with the Bankruptcy Court. On October 18, 2021, the Bankruptcy Court approved the Borrower’s petition for certain additional DIP funding, called “Tranche B.” On November 26, 2021, the Debtors submitted a joint reorganization plan together with an informational statement. On March 15, 2022, the Court approved the amendment and the new consolidated text of the DIP Loan Agreement between LATAM and its creditors as well as the Backstop Commitment Agreements in support of the reorganization and financing plan proposed by LATAM and some of its direct and indirect subsidiaries. On March 24, 2022, the Unsecured Creditors Committee (UCC) and some other creditors filed a notice appealing the ruling on the Backstop Commitment Agreements with the Bankruptcy Court, which was also done by the Ad Hoc Group and Banco Estado on March 25, 2022 and by Columbus Hill on April 5, 2022. Judge Garrity approved the Disclosure Statement on March 21, 2022. The decision provides that the information submitted by LATAM in the proceedings suffices to begin the voting by creditors on the Reorganization Plans submitted to the Court on November 26, 2021. So, the process of requesting votes on the Reorganization Plan began at the end of March 2022. The voting process will run through May 2, 2022. The court set the hearing to confirm the joint reorganization plan for May 17 and 18, 2022. LATAM has continued its reconciliation of claims and filing of objections. LATAM is also continuing to evaluate its contracts and has rejected some of them. The review of its fleet obligations continues, and it is seeking acceptance and confirmation of its plan.	-0-

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$

LATAM Airlines Group S.A.	2° Juzgado Civil de Santiago	C-8553-2020	Request for recognition of the foreign reorganization proceeding.

On June 1, 2020, LATAM Airlines Group SA, in its capacity as foreign representative of the reorganization procedure under the rules of Chapter 11 of Title 11 of the United States Code, filed the request for recognition of the foreign reorganization proceeding as the main proceeding, pursuant to Law 20,720. On June 4, 2020, the Court issued the ruling recognizing in Chile the bankruptcy proceeding for the foreign reorganization of the company LATAM Airlines Group S.A. All remedies filed against the decision have been dismissed, so the decision is final. Currently the proceeding remains open.

-0-

Aerovías de Integración Regional S.A.	Superintendencia de Sociedades	-	Request for recognition of the foreign reorganization proceeding.

On June 12, 2020, the Superintendency of Companies recognized in Colombia the reorganization proceeding filed before the Bankruptcy Court of the United States of America for the Southern District of New York as a main process, under the terms of Title III of Law 1116 of 2006. On October 2, 2020, the Companies Commission of Colombia acknowledged the decision adopted September 18, 2020, by the United States District Court for the Southern District of New York that approved the Debtor in Possession financing proposal submitted by LATAM Airlines Group S.A. and the companies that voluntarily petitioned for Chapter 11, including the Colombian companies. The Companies Commission adopted the Cross-Border Communications Protocol on November 4, 2020. On December 14, 2020, that Commission recognized the order issued by the Bankruptcy Court on November 20, 2020 authorizing the stock issue, capital contributions and changes to the pledge agreements. On October 27, 2021, the Commission recognized the order issued by the Bankruptcy Court on October 18, 2021 approving the second proposed DIP loan submitted by LATAM Airlines Group S.A. and authorizing a change in the collateral provided in the first DIP loan and the signature of a petition accessory to the DIP loan agreement. The Commission was informed on December 22, 2021 that on November 26, 2021, LATAM Airlines Group S.A. had filed a Reorganization Agreement pursuant to Chapter 11. On March 14, 2022, the Court for the Southern District of New York approved the new DIP Finance Proposal of LATAM Airlines Group S.A., which will be formalized by an amendment to the DIP Loan Agreement on April 8, 2022. On March 21, 2022, that same court approved the Disclosure Statement that describes the restructuring plan so that there can be progress in securing approval of this plan by creditors. These two new approval orders will be presented the first week of April 2022 for recognition by the Companies Commission in Colombia.

-0-

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$

LATAM Finance Limited	Grand Court of the Cayman Islands	-	Request for a provisional bankruptcy process.	On May 26, 2020, LATAM Finance Limited submitted a request for a provisional liquidation, covered in the reorganization proceeding filed before the Bankruptcy Court of the United States of America, which was accepted on May 27, 2020 by the Grand Court of the Cayman Islands. Currently the proceeding remains open.	-0-

Peuco Finance Limited	Grand Court of the Cayman Islands	-	Request for a provisional bankruptcy process.	On May 26, 2020, Peuco Finance Limited submitted a request for a provisional liquidation, covered in the reorganization proceeding filed before the Bankruptcy Court of the United States of America, which was accepted on May 27, 2020 by the Grand Court of the Cayman Islands. Currently the proceeding remains open.	-0-

Piquero Leasing Limited	Grand Court of the Cayman Islands	-	Request for a provisional bankruptcy process.	On July 07, 2020, Piquero Leasing Limited submitted a request for a provisional liquidation, covered in the reorganization proceeding filed before the Bankruptcy Court of the United States of America, which was accepted on July 10, 2020, by the Grand Court of the Cayman Islands. Currently the proceeding remains open.	-0-

Peuco Finance Limited	Grand Court of the Cayman Islands	-	A petition for a provisional liquidation.	On September 28, 2020, Peuco Finance Limited filed a petition to suspend the liquidation. On October 9, 2020, the Grand Court of Cayman Islands accepted the petition and extended the status of temporary liquidation for a period of 6 months. The lawsuit continues to be active.	-0-

LATAM Finance Limited	Grand Court of the Cayman Islands	-	A petition for a provisional liquidation.	On September 28, 2020, LATAM Finance Limited filed a petition to suspend the liquidation. On October 9, 2020, the Grand Court of Cayman Islands accepted the petition and extended the status of temporary liquidation for a period of 6 months. The lawsuit continues to be active.	-0-

Piquero Leasing Limited	Grand Court of the Cayman Islands	-	A petition for a provisional liquidation.	Piquero Leasing Limited entered a motion to suspend the liquidation on September 28, 2020. The Grand Court of the Cayman Islands granted the motion and extended the provisional liquidation status for 6 months. The procedure continues.	-0-

Peuco Finance Limited	Grand Court of the Cayman Islands	-	A petition for a provisional liquidation.	On May 13, 2021, Peuco Finance Limited filed a petition to suspend the liquidation. On May 18, 2021, the Grand Court of Cayman Islands accepted the petition and extended the status of temporary liquidation until October 9, 2021. The lawsuit continues to be active.	-0-

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$

LATAM Finance Limited	Grand Court of the Cayman Islands	-	A petition for a provisional liquidation.	On May 13, 2021, LATAM Finance Limited filed a petition to suspend the liquidation. On May 18, 2021, the Grand Court of Cayman Islands accepted the petition and extended the status of temporary liquidation until October 9, 2021. The lawsuit continues to be active.	-0-

Piquero Leasing Limited	Grand Court of the Cayman Islands	-	A petition for a provisional liquidation.	On May 13, 2021, Piquero Leasing Limited filed a petition to suspend the liquidation. On May 18, 2021, the Grand Court of Cayman Islands accepted the petition and extended the status of temporary liquidation until October 9, 2021. The lawsuit continues to be active.	-0-

Peuco Finance Limited	Grand Court of the Cayman Islands	-	A petition for a provisional liquidation.	On December 1, 2021, Peuco Finance Limited filed a petition to suspend the liquidation, which was accepted by the Grand Court of Cayman Islands. This extended the status of the provisional liquidation through April 9, 2022. The procedure continues.	-0-

LATAM Finance Limited	Grand Court of the Cayman Islands	-	A petition for a provisional liquidation.	On December 1, 2021, LATAM Finance Limited filed a petition to suspend the liquidation, which was accepted by the Grand Court of Cayman Islands. This extended the status of the provisional liquidation through April 9, 2022. The procedure continues.	-0-

Piquero Leasing Limited	Grand Court of the Cayman Islands	-	A petition for a provisional liquidation.	On December 1, 2021, Piquero Leasing Limited filed a petition to suspend the liquidation, which was accepted by the Grand Court of Cayman Islands. This extended the status of the provisional liquidation through April 9, 2022. The procedure continues.	-0-

2)	Lawsuits received by LATAM Airlines Group S.A. and Subsidiaries.

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$

LATAM Airlines Group S.A. y Lan Cargo S.A.	European Commission.		Investigation of alleged infringements to free competition of cargo airlines, especially fuel surcharge. On December 26th, 2007, the General Directorate for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. the instruction process against twenty five cargo airlines, including Lan Cargo S.A., for alleged breaches of competition in the air cargo market in Europe, especially the alleged fixed fuel surcharge and freight.

On April 14th, 2008, the notification of the European Commission was replied. The appeal was filed on January 24, 2011.

On May 11, 2015, we attended a hearing at which we petitioned for the vacation of the Decision based on discrepancies in the Decision between the operating section, which mentions four infringements (depending on the routes involved) but refers to Lan in only one of those four routes; and the ruling section (which mentions one single conjoint infraction).

On November 9th, 2010, the General Directorate for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. the imposition of a fine in the amount of THUS$9,114 (8.220.000 Euros)

This fine is being appealed by Lan Cargo S.A. and LATAM Airlines Group S.A. On December 16, 2015, the European Court of Justice revoked the Commission’s decision because of discrepancies. The European Commission did not appeal the decision, but presented a new one on March 17, 2017 reiterating the imposition of the same fine on the eleven original airlines. The fine totals 776,465,000 Euros. It imposed the same fine as before on Lan Cargo and its parent, LATAM Airlines Group S.A., totaling 8.2 million Euros. On May 31, 2017 Lan Cargo S.A. and LATAM Airlines Group S.A. filed a petition with the General Court of the European Union seeking vacation of this decision. We presented our defense in December 2017. On July 12, 2019, we attended a hearing before the European Court of Justice to confirm our petition for vacation of judgment or otherwise, a reduction in the amount of the fine. On March 30, 2022, the European Court issued its ruling and lowered the amount of our fine from KUS$9,114 (8,220,000 Euros) to ThUS$2,484 (2,240,000 Euros). This ruling may be appealed by both parties before June 15, 2022.On December 17, 2020, the European Commission had presented proof of claim for the total amount of the fine (ThUS$9.114 (€8,220,000)) to the New York Court hearing the Chapter 11 procedure petitioned by LATAM Airlines Group, S.A. and LAN Cargo, S.A. in May 2020. The amount of this claim may be modified if the European Court’s ruling is eventually appealed.

2,484

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$

Lan Cargo S.A. y LATAM Airlines Group S.A.

In the High Court of Justice Chancery División (England) Ovre Romerike District Court (Norway) y Directie Juridische Zaken Afdeling Ceveil Recht (Netherlands), Cologne Regional Court (Landgerich Köln Germany).

			Lawsuits filed against European airlines by users of freight services in private lawsuits as a result of the investigation into alleged breaches of competition of cargo airlines, especially fuel surcharge. Lan Cargo S.A. and LATAM Airlines Group S.A., have been sued in court proceedings directly and/or in third party, based in England, Norway, the Netherlands and Germany.	In the case in England, mediation was held with nearly all the airlines involved in the aim of attempting to reach an agreement. It began in September 2018, and LATAM Airlines Group S.A. reached an agreement for approximately GBP 636,000. A settlement was signed in December 2018 and payment was made in January 2019. This lawsuit ended for all plaintiffs in the class action, except for one who signed a settlement for approximately GBP 222,469.63 in December 2019. The payment was made in January 2020 and concluded the entire lawsuit in England. For the case in Germany, LATAM petitioned the German Court for a suspension on the basis of the financial reorganization petitioned by LATAM Airlines Group S.A. and Lan Cargo S.A. in the United States (Chapter 11) in May 2020. DB Barnsdale AG also filed a claim with the U.S. Court by the deadline that creditors have under Chapter 11 claims. An agreement was reached with Barnsdale AG before the Courts could rule and that ended all claims in Germany. British Airways; KLM; Martinair; Air France; Lufthansa; Lufthansa Cargo and Swiss Air filed claims with the U.S. Court. LATAM opposed these claims and the U.S. Court dismissed and voided them after a review on May 27, 2021. The two proceedings still pending in Norway and the Netherlands are in the evidentiary stages. There has been no activity in Norway since January 2014 and in the Netherlands, since February 2021. The amounts are indeterminate.	-0-

Aerolinhas Brasileiras S.A.	Federal Justice.	0008285-53.2015.403.6105	An action seeking to quash a decision and petioning for early protection in order to obtain a revocation of the penalty imposed by the Brazilian Competition Authority (CADE) in the investigation of cargo airlines alleged fair trade violations, in particular the fuel surcharge.	This action was filed by presenting a guaranty – policy – in order to suspend the effects of the CADE’s decision regarding the payment of the following fines: (i) ABSA: ThUS$10,438; (ii) Norberto Jochmann: ThUS$201; (iii) Hernan Merino: ThUS$ 102; (iv) Felipe Meyer:ThUS$ 102. The action also deals with the affirmative obligation required by the CADE consisting of the duty to publish the condemnation in a widely circulating newspaper. This obligation had also been stayed by the court of federal justice in this process. Awaiting CADE’s statement. ABSA began a judicial review in search of an additional reduction in the fine amount. The Judge’s decision was published on March 12, 2019, and we filed an appeal against it on March 13, 2019	10,421

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$

Aerolinhas Brasileiras S.A.	Federal Justice.	0001872-58.2014.4.03.6105	An annulment action with a motion for preliminary injunction, was filed on 28/02/2014, in order to cancel tax debts of PIS, CONFINS, IPI and II, connected with the administrative process 10831.005704/2006.43	We have been waiting since August 21, 2015 for a statement by Serasa on TAM’s letter of indemnity and a statement by the Union. The statement was authenticated on January 29, 2016. A new insurance policy was submitted on March 30, 2016 with the change to the guarantee requested by PGFN. On 05/20/2016 the process was sent to PGFN, which was manifested on 06/03/2016. The Decision denied the company’s request in the lawsuit. The court (TRF3) made a decision to eliminate part of the debt and keep the other part (already owed by the Company, but which it has to pay only at the end of the process: KUS$3.686– R$ 17.467.003,82). We must await a decision on the Treasury appeal.	8,291

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$

Tam Linhas Aéreas S.A.	Court of the Second Region.	2001.51.01.012530-0 (linked to the procces 19515.721154/2014-71, 19515.002963/2009-12)	Ordinary judicial action brought for the purpose of declaring the nonexistence of legal relationship obligating the company to collect the Air Fund.

Unfavorable court decision in first instance. Currently expecting the ruling on the appeal filed by the company.

In order to suspend chargeability of Tax Credit a Guaranty Deposit to the Court was delivered for R$ 260.223.373,10-original amount in 2012/2013, which currently equals THUS$78,010. The court decision requesting that the Expert make all clarifications requested by the parties in a period of 30 days was published on March 29, 2016. The plaintiffs’ submitted a petition on June 21, 2016 requesting acceptance of the opinion of their consultant and an urgent ruling on the dispute. No amount additional to the deposit that has already been made is required if this case is lost.

					78,010

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil.	10880.725950/2011-05	Compensation credits of the Social Integration Program (PIS) and Contribution for Social Security Financing (COFINS) Declared on DCOMPs.	The objection (manifestação de inconformidade) filed by the company was rejected, which is why the voluntary appeal was filed. The case was assigned to the 1st Ordinary Group of Brazil’s Administrative Council of Tax Appeals (CARF) on June 8, 2015. TAM’s appeal was included in the CARF session held August 25, 2016. An agreement that converted the proceedings into a formal case was published on October 7, 2016. The amount has been reduced after some set-offs were approved by the Department of Federal Revenue of Brazil. We must wait until the due diligence is complete.	35,039

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$

Aerovías de Integración Regional, AIRES S.A.	United States Court of Appeals for the Eleventh Circuit, Florida, U.S.A. 45th Civil Court of the Bogota Circuit in Colombia.	2013-20319 CA 01

The July 30th, 2012 Aerovías de Integración Recional, Aires S.A. (LATAM AIRLINES COLOMBIA) initiated a legal process in Colombia against Regional One INC and Volvo Aero Services LLC, to declare that these companies are civilly liable for moral and material damages caused to LATAM AIRLINES COLOMBIA arising from breach of contractual obligations of the aircraft HK-4107.

The June 20th, 2013 AIRES SA And / Or LATAM AIRLINES COLOMBIA was notified of the lawsuit filed in U.S. for Regional One INC and Dash 224 LLC for damages caused by the aircraft HK-4107 arguing failure of LATAM AIRLINES GROUP S.A. customs duty to obtain import declaration when the aircraft in April 2010 entered Colombia for maintenance required by Regional One.

Colombia. This case is being heard by the 45th Civil Court of the Bogota Circuit in Colombia. Statements were taken from witnesses presented by REGIONAL ONE and VAS on February 12, 2018. The court received the expert opinions requested by REGIONAL ONE and VAS and given their petition, it asked the experts to expand upon their opinions. It also changed the experts requested by LATAM AIRLINES COLOMBIA. The case was brought before the Court on September 10, 2018 and these rulings are pending processing so that a new hearing can be scheduled. On October 31, 2018, the judge postponed the deadline for the parties to answer the objection because of a serious error brought to light by VAS regarding the translation submitted by the expert. The process has been in the judge’s chambers since March 11, 2019 to decide on replacing the damage estimation expert as requested by LATAM AIRLINES COLOMBIA. The one previously appointed did not take office. A petition has also been made by VAS objecting to the translation of the documents in English into Spanish due to serious mistakes, which was served to the parties in October 2018. The 45th Civil Circuit Court issued an order on August 13, 2019 that did not decide on the pending matters but rather voided all actions since September 14, 2018 and ordered the case to be referred to the 46th Civil Circuit Court according to article 121 of the General Code of Procedure. Said article says that court decisions must be rendered in no more than one (1) year as from the service of the court order admitting the claim. If that period expires without any ruling being issued, the Judge will automatically forfeit competence over the proceedings and must give the Administrative Room of the Superior Council of the Judiciary notice of that fact the next day, in addition to referring the case file to the next sitting judge in line, who will have competence and will issue a ruling in no more than 6 months. The case was sent to the 46th Civil Circuit Court on September 4, 2019, which claims that there was a competence conflict and then sent the case to the Superior Court of Bogotá to decide which court, the 45th or 46th, had to continue with the case. The Court decided that 45th Civil Circuit Court should continue with the case, so this Court on 01/15/2020 has reactivated the procedural process ordering the transfer to the parties of the objection presented by VAS for serious error of the translation to Spanish of documents provided in English. On 02/24/2020 it declares that the parties did not rule on the objection presented by VAS and requires the plaintiff to submit an expert opinion of damages corresponding to the claims of the lawsuit through its channel. Since 03/16/20 a suspension of terms is filed in Courts due to the pandemic. Judicial terms were reactivated on July 1, 2020. On September 18, 2020, an expert opinion on damages was submitted that had been requested by the Court. The Court ordered service of the ruling to the parties on December 14, 2020. The defendants, REGIONAL ONE and VAS, filed a motion for reconsideration of this decision, petitioning that the evidence of the expert opinion be eliminated because it was presented late. The motion was denied by the Court. On April 30, 2021, they petitioned for a clarification and supplement to the opinion, to which the Court agreed in a decision on May 19, 2021, giving the expert 10 business days to respond. The brief of clarification was filed June 2, 2021 and the docket was presented to the Judge on June 3, 2021. The parties were given notice of the objection on July 21, 2021 based on a serious mistake in the opinion presented by Regional One. The case entered the judgment phase on August 5, 2021. On October 7, 2021, the Court set a date for the instruction and judgment hearing, which will be February 3, 2022. Regional One, the defendant, filed a petition for reconsideration on October 13, 2021 that had not been decided on the date of this report. The claim was withdrawn on January 11, 2022 because the matter had been settled before the Bankruptcy Court hearing the Chapter 11 claim. The Court decreed the end of the proceedings because the claims were withdrawn in a ruling issued January 19, 2022. On January 21, 2022, VAS submitted a remedy of reconsideration and, alternatively, an appeal against the interim decision because it did not order costs to be paid to it. The parties were given notice to present a response between February 2 and 4, 2022.

9,500

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$

Florida. On June 4, 2019, the State Court of Florida allowed REGIONAL ONE to add a new claim against LATAM AIRLINES COLOMBIA for default on a verbal contract. Given the new claim, LATAM AIRLINES COLOMBIA petitioned that the Court postpone the trial to August 2019 to have the time to investigate the facts alleged by REGIONAL ONE to prove a verbal contract. The facts discovery phase continued, including the verbal statements of the experts of both sides, which have been taking place since March 2020. Given the Covid-19 pandemic and the suspension of trials in the County of Miami-Dade, the Court canceled the trial scheduled for June 2020. In addition, the claims against Aires have been suspended given the request for reorganization filed by LATAM AIRLINES GROUP SA and some of its subsidiaries, including Aires, on May 26, 2020, under Chapter 11 of the United States Bankruptcy Code. Dash, Regional One and VAS filed unsecured claims with the U.S. Bankruptcy Court by the deadline that creditors have according to Chapter 11. On October 18, 2021, Regional One, Dash and LATAM AIRLINES COLOMBIA participated in a third mediation where they agreed on the terms of a global settlement. On December 16, 2021, the Bankruptcy Court for the Southern District of New York approved the global agreement and release. Therefore, Dash and Regional withdrew their claims against Aires in Florida on December 21, 2021. VAS and Regional One informed the Court of a settlement agreement between them. VAS has informally presented a modified Chapter 11 claim to LATAM AIRLINES COLOMBIA in the intent to claim an indemnity of USD$975,000 from LATAM AIRLINES COLOMBIA because of the payment for the same amount to REGIONAL ONE and payment of its attorneys’ fees in the Florida litigation. LATAM AIRLINES COLOMBIA has not yet responded.

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil	10880.722.355/2014-52	On August 19th, 2014 the Federal Tax Service issued a notice of violation stating that compensation credits Program (PIS) and the Contribution for the Financing of Social Security COFINS by TAM are not directly related to the activity of air transport.	An administrative objection was filed on September 17th, 2014. A first-instance ruling was rendered on June 1, 2016 that was partially favorable. The separate fine was revoked. A voluntary appeal was filed on June 30, 2016, which is pending a decision by CARF. On September 9, 2016, the case was referred to the Second Division, Fourth Chamber, of the Third Section of the Administrative Council of Tax Appeals (CARF). In September 2019, the Court rejected the appeal of the Hacienda Nacional. Hacienda Nacional filed a complaint that was denied by the Court. The final calculations of the Federal Income Tax Bureau are pending.	9,098

LATAM Airlines Group S.A.	22° Civil Court of Santiago	C-29.945-2016	The Company received notice of a civil liability claim by Inversiones Ranco Tres S.A. on January 18, 2017. It is represented by Mr. Jorge Enrique Said Yarur. It was filed against LATAM Airlines Group S.A. for an alleged contractual default by the Company and against Ramon Eblen Kadiz, Jorge Awad Mehech, Juan Jose Cueto Plaza, Enrique Cueto Plaza and Ignacio Cueto Plaza, directors and officers, for alleged breaches of their duties. In the case of Juan Jose Cueto Plaza, Enrique Cueto Plaza and Ignacio Cueto Plaza, it alleges a breach, as controllers of the Company, of their duties under the incorporation agreement. LATAM has retained legal counsel specializing in this area to defend it.	The claim was answered on March 22, 2017 and the plaintiff filed its replication on April 4, 2017. LATAM filed its rejoinder on April 13, 2017, which concluded the argument stage of the lawsuit. A reconciliation hearing was held on May 2, 2017, but the parties did not reach an agreement. The Court issued the evidentiary decree on May 12, 2017. We filed a petition for reconsideration because we disagreed with certain points of evidence. That petition was partially sustained by the Court on June 27, 2017. The evidentiary stage commenced and then concluded on July 20, 2017. Observations to the evidence must now be presented. That period expires August 1, 2017. We filed our observations to the evidence on August 1, 2017. We were served the decision on December 13, 2017 that dismissed the claim since LATAM was in no way liable. The plaintiff filed an appeal on December 26, 2017. Arguments were pled before the Santiago Court of Appeals on April 23, 2019, and on April 30, 2019, this Court confirmed the ruling of the trial court absolving LATAM. The losing party was ordered to pay costs in both cases. On May 18, 2019, Inversiones Ranco Tres S.A. filed a remedy of vacation of judgment based on technicalities and on substance against the Appellate Court decision. The Appellate Court admitted both appeals on May 29, 2019 and the appeals are pending a hearing by the Supreme Court. On August 11, 2021 Inversiones Ranco Tres S.A. requested the suspension of the hearing of the Appeal, after the recognition by the 2nd Civil Court of Santiago of the foreign reorganization procedure in accordance with Law No. 20,720, for the entire period that said procedure lasts, a request that was accepted by the Supreme Court.	16,823

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$

TAM Linhas Aéreas S.A.	10th Jurisdiction of Federal Tax Enforcement of Sao Paulo	0061196-68.2016.4.03.6182	Tax Enforcement Lien No. 0020869-47.2017.4.03.6182 on Profit-Based Social Contributions from 2004 to 2007.	This tax enforcement was referred to the 10th Federal Jurisdiction on February 16, 2017. A petition reporting our request to submit collateral was recorded on April 18, 2017. At this time, the period is pending for the plaintiff to respond to our petition. The bond was replaced. We are waiting for the evidentiary period to begin.	32,286

TAM Linhas Aéreas S.A.	Department of Federal Revenue of Brazil	5002912.29.2019.4.03.6100	A lawsuit disputing the debit in the administrative proceeding 16643.000085/2009-47, reported in previous notes, consisting of a notice demanding recovery of the Income and Social Assessment Tax on the net profit (SCL) resulting from the itemization of royalties and use of the TAM trademark	The lawsuit was assigned on February 28, 2019. A decision was rendered on March 1, 2019 stating that no guarantee was required. Currently, we must wait for the final decision. On 04/06/2020 TAM Linhas Aéreas S.A. had a favorable decision (sentence). The National Treasury can appeal. Today, we await the final decision.	9,597

TAM Linhas Aéreas S.A	Delegacía de Receita Federal	10611.720630/2017-16	This is an administrative claim about a fine for the incorrectness of an import declaration.	The administrative defensive arguments were presented September 28, 2017. The Court dismissed the Company’s appeal in August 2019. Then on September 17, 2019, Company filed a special appeal (CRSF (Higher Tax Appeals Chamber)) that is pending a decision.	18,722

TAM Linhas Aéreas S.A	Delegacía de Receita Federal	10611.720852/2016-58	An improper charge of the Contribution for the Financing of Social Security (COFINS) on an import	We are currently awaiting a decision. There is no predictable decision date because it depends on the court of the government agency.	13,413

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$

TAM Linhas Aéreas S.A	Delegacía de Receita Federal	16692.721.933/2017-80	The Internal Revenue Service of Brazil issued a notice of violation because TAM applied for credits offsetting the contributions for the Social Integration Program (PIS) and the Social Security Funding Contribution (COFINS) that do not bear a direct relationship to air transport (Referring to 2012).	An administrative defense was presented on May 29, 2018. The process has become a judicial proceeding.	26,480

SNEA (Sindicato Nacional das empresas aeroviárias)	União Federal	0012177-54.2016.4.01.3400	A claim against the 72% increase in airport control fees (TAT-ADR) and approach control fees (TAT-APP) charged by the Airspace Control Department (“DECEA”).	A decision is now pending on the appeal presented by SNEA.	78,818

TAM Linhas Aéreas S/A	União Federal	2001.51.01.020420-0	TAM and other airlines filed a recourse claim seeking a finding that there is no legal or tax basis to be released from collecting the Additional Airport Fee (“ATAERO”).	A decision by the superior court is pending. The amount is indeterminate because even though TAM is the plaintiff, if the ruling is against it, it could be ordered to pay a fee.	-0-

TAM Linhas Aéreas S/A	Delegacia da Receita Federal	10880-900.424/2018-07	This is a claim for a negative Legal Entity Income Tax (IRPJ) balance for the 2014 calendar year (2015 fiscal year) because set-offs were not allowed.	The administrative defensive arguments were presented March 19, 2018. An administrative decision is now pending.	14,931

TAM Linhas Aéreas S/A	Department of Federal Revenue of Brazil	19515-720.823/2018-11	An administrative claim to collect alleged differences in SAT payments for the periods 11/2013 to 12/2017.	A defense was presented on November 28, 2018. The Court dismissed the Company’s appeal in August 2019. Then on September 17, 2019, Company filed a voluntary appeal (CRSF (Administrative Tax Appeals Board)) that is pending a decision.	109,584

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$

TAM Linhas Aéreas S/A	Department of Federal Revenue of Brazil	10880.938832/2013-19	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the second quarter of 2011, which were determined to be in the non-cumulative system	An administrative defense was argued on March 19, 2019. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal to the Brazilian Administrative Council of Tax Appeals (CARF) that is pending a decision.	20,451

TAM Linhas Aéreas S/A	Department of Federal Revenue of Brazil	10880.938834/2013-16	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the third quarter of 2011, which were determined to be in the non-cumulative system.	An administrative defense was argued on March 19, 2019. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal to the Brazilian Administrative Council of Tax Appeals (CARF) that is pending a decision.	11,167

TAM Linhas Aéreas S/A	Department of Federal Revenue of Brazil	10880.938837/2013-41	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the fourth quarter of 2011, which were determined to be in the non-cumulative system.	An administrative defense was argued on March 19, 2019. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal to the Brazilian Administrative Council of Tax Appeals (CARF) that is pending a decision.	19,970

TAM Linhas Aéreas S/A	Department of Federal Revenue of Brazil	10880.938838/2013-96	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the first quarter of 2012, which were determined to be in the non-cumulative system.	We presented our administrative defense. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal to the Brazilian Administrative Council of Tax Appeals (CARF) that is pending a decision.	13,495

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$

TAM Linhas Aéreas S/A	Department of Federal Revenue of Brazil	0012541-56.2016.5.03.0144	A class action in which the Union is petitioning that TAM be ordered to make payment of the correct calculation of Sundays and holidays.	A hearing was set for December 17, 2019. On 04/30/2020, we were notified of the unfavorable court ruling in the first instance, filing an appeal. The Court of Appeals confirmed the trial court’s decision. The case is now before the Superior Court of Labor.	14,722

LATAM Airlines Argentina	Commercial Trial Court No. 15 of Buenos Aires.	11479/2012	Proconsumer and Rafaella Cabrera filed a claim citing discriminating fees charged to foreign users as compared to domestic users for services retained in Argentina.	The trial court judge dismissed Mrs. Cabrera’s claim on March 7, 2019 and sustained the motion of lack of standing entered by Proconsumer. The ruling was appealed by the plaintiff on April 8, 2019 and is pending a decision by the D Room. On July 30, 2020, the D Room ordered the General Prosecutor to appear. There has been no progress in the case since that date. The closing of LATAM Airlines Argentina, announced June 17, 2020, is pending. This case will no longer be discussed in this report.	-0-

LATAM Airlines Group Argentina, Brasil, Perú, Ecuador, y TAM Mercosur.	Commercial and Civil Trial Court No. 11 of Buenos Aires.	1408/2017	Consumidores Libres Coop. Ltda. filed this claim on March 14, 2017 regarding a provision of services. It petitioned for the reimbursement of certain fees or the difference in fees charged for passengers who purchased a ticket in the last 10 years but did not use it.	Federal Commercial and Civil Trial Court No. 11 in the city of Buenos Aires. After two years of arguments on jurisdiction and competence, the claim was assigned to this court and an answer was filed on March 19, 2019. The Court ruled in favor of the defendants on March 26, 2021, denying the precautionary measure petitioned by the plaintiff. The evidentiary stage has not yet begun in this case.	-0-

TAM Linhas Aéreas S.A	Department of Federal Revenue of Brazil	10.880.938842/2013-54	The decision denied the petition for reassignment and did not equate the COFINS credit statements for the third quarter of 2012 that had been determined to be in the non-accumulative system.	We presented our administrative defense. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal to the Brazilian Administrative Council of Tax Appeals (CARF) that is pending a decision.	14,790

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$

TAM Linhas Aéreas S.A	Department of Federal Revenue of Brazil	10.880.93844/2013-43	The decision denied the petition for reassignment and did not equate the COFINS credit statements for the third quarter of 2012 that had been determined to be in the non-accumulative system.	We presented our administrative defense. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	13,468

TAM Linhas Aéreas S.A	Department of Federal Revenue of Brazil	10880.938841/2013-18	The decision denied the petition for reassignment and did not equate the COFINS credit statements for the second quarter of 2012 that had been determined to be in the non-accumulative system.	We presented our administrative defense. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	13,374

TAM Linhas Aéreas S.A	Receita Federal de Brasil	10840.727719/2019-71	Collection of PIS / COFINS tax for the period of 2014.	We presented our administrative defense on January 11, 2020. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	38,311

Latam-Airlines Ecuador S.A.	Tribunal Distrital de lo Fiscal	17509-2014-0088	An audit of the 2006 Income Tax Return that disallowed fuel expenses, fees and other items because the necessary support was not provided, according to Management.	On August 6, 2018, the District Tax Claims Court rendered a decision denying the request for a refund of a mistaken payment. An appeal seeking vacation of this judgment by the Court was filed on September 5th and we are awaiting a decision by the Appellate judges. As of December 31, 2018, the attorneys believed that the probability of recovering this sum had fallen to 30%-40% because of the pressure being put by the Executive Branch on the National Court of Justice and the Judiciary in general for rulings not to affect government revenues and because the case involves differences that are based on insufficient documentation supporting the expense. Given the percentage loss (above 50%), the accounting write-off of this recovery has been carried out.	12,505

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$

Latam Airlines Group S.A.	Southern District of Florida. United States District Court	19cv23965

A lawsuit filed by Jose Ramon Lopez Regueiro against American Airlines Inc. and Latam Airlines Group S.A. seeking an indemnity for damages caused by the commercial use of the Jose Marti International Airport in Cuba that he says were repaired and reconditioned by his family before the change in government in 1959.

				Latam Airlines Group S.A. was served this claim on September 27, 2019. LATAM Airlines Group filed a motion to dismiss on November 26, 2019. In response, a motion to suspend discovery was filed on December 23, 2019 while the Court was deciding on the motion to dismiss. On April 6, 2020 the Court issued a Temporary Suspension Order given the inability to proceed with the case on a regular basis as a result of the indefinite duration and restrictions of the global pandemic. The parties must notify the Court monthly of the possibility of moving forward. The provision is undetermined.	-0-

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910559/2017-91	Compensation non equate by Cofins	It is about the non-approved compensation of Cofins. Administrative defense submitted (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	11,471

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910547/2017-67	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	14,382

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910553/2017-14	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	14,103

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910555/2017-11	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	14,363

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910560/2017-16	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	12,780

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910550/2017-81	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	14,970

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910549/2017-56	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	12,551

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910557/2017-01	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	11,439

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10840.722712/2020-05	Administrative trial that deals with the collection of PIS/Cofins proportionality (fiscal year 2015).	We presented our administrative defense (Manifestação de Inconformidade). A decision is pending. The Company filed a voluntary appeal (CARF) that is pending a decision.	30,399

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.978948/2019-86	It is about the non-approved compensation/reimbursement of Cofins for the 4th Quarter of 2015.	TAM filed its administrative defense on July 14, 2020. A decision is pending. The Company filed a voluntary appeal (CARF) that is pending a decision.	17,188

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.978946/2019-97	It is about the non-approved compensation/reimbursement of Cofins for the 3th Quarter of 2015	TAM filed its administrative defense on July 14, 2020. A decision is pending. The Company filed a voluntary appeal (CARF) that is pending a decision.	10,415

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.978944/2019-06	It is about the non-approved compensation/reimbursement of Cofins for the 2th Quarter of 2015	TAM filed its administrative defense on July 14, 2020. A decision is pending. The Company filed a voluntary appeal (CARF) that is pending a decision.	11,123

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$

Latam Airlines Group S.A	23° Juzgado Civil de Santiago	C-8498-2020

Class Action Lawsuit filed by the National Corporation of Consumers and Users (CONADECUS) against LATAM Airlines Group S.A. for alleged breaches of the Law on Protection of Consumer Rights due to flight cancellations caused by the COVID-19 Pandemic, requesting the nullity of possible abusive clauses, the imposition of fines and compensation for damages in defense of the collective interest of consumers. LATAM has hired specialist lawyers to undertake its defense.

On 06/25/2020 we were notified of the lawsuit. On 04/07/2020 we filed a motion for reversal against the ruling that declared the action filed by CONADECUS admissible, the decision is pending to date. On 07/11/2020 we requested the Court to comply with the suspension of this case, ruled by the 2nd Civil Court of Santiago, in recognition of the foreign reorganization procedure pursuant to Law No. 20,720, for the entire period that said proceeding lasts, a request that was accepted by the Court. CONADECUS filed a remedy of reconsideration and an appeal against this resolution should the remedy of reconsideration be dismissed. The Court dismissed the reconsideration on August 3, 2020, but admitted the appeal. The appeal is currently pending before the Santiago Court of Appeals. The amount at the moment is undetermined.

New York Case. Parallel to the lawsuit in Chile, on August 31, 2020, CONADECUS filed on appeal with U.S. Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) because of the automatic suspension imposed by Section 362 of the U.S. Bankruptcy Code that, among other things, prohibits the parties from filing or continuing with claims that involve a preliminary petition against the Borrowers. CONADECUS petitioned (i) for a stay of the automatic suspension to the extent necessary to continue with the class action against LATAM in Chile and (ii) for a joint hearing by the Bankruptcy Court and the Second Civil Court of Santiago in Chile (the “Chile Insolvency Court”) to hear the matters relating to the claims of CONADECUS in Chile. On December 18, 2020, the Bankruptcy Court sustained part of CONADECUS’s petition, but only to allow it to continue its appeal against the decision by the 23rd Civil Court of Santiago and solely so that the Court of Appeals can decide whether or not a stay is admissible under Chilean insolvency law. On December 31, 2020, CONADECUS petitioned to continue with its appeal against the decision by the 25th Civil Court that approved the reconciliation between AGRECU and LATAM. On February 9, 2021, the Bankruptcy Court sustained just one of the petitions of CONADECUS. As a result, they can continue their appeal against the decision by the 25th Civil Court that approved the reconciliation of AGRECU and LATAM.

-0-

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*) ThUS$

Latam Airlines Group S.A	23° Juzgado Civil de Santiago	C-8903-2020	Class Action Lawsuit filed by AGRECU against LATAM Airlines Group S.A. for alleged breaches of the Law on Protection of Consumer Rights due to flight cancellations caused by the COVID-19 Pandemic, requesting the nullity of possible abusive clauses, the imposition of fines and compensation for damages in defense of the collective interest of consumers. LATAM has hired specialist lawyers to undertake its defense.	On July 7, 2020 we were notified of the lawsuit. We filed our answer to the claim on August 21, 2020. A settlement was reached with AGRECU at that hearing that was approved by the Court on October 5, 2020. On October 7, 2020, the 25th Civil Court confirmed that the decision approving the settlement was final and binding. CONADECUS filed a brief on October 4, 2020 to become a party and oppose the agreement, which was dismissed on October 5, 2020. It petitioned for an official correction on October 8, 2020 and the annulment of all proceedings on October 22, 2020, which were dismissed, costs payable by CONADECUS, on November 16, 2020 and November 20, 2020, respectively. LATAM presented reports on the implementation of the agreement on May 19, 2021 and November 19, 2021. CONADECUS still has appeals pending against these decisions. The amount at the moment is undetermined.	-0-

TAM Linhas Aéreas S.A	Receita Federal de Brasil	13074.726429/2021-41	It is about the non-approved compensation/reimbursement of Cofins for the periods 07/2016 to 06/2017.	TAM filed its administrative defense. (Manifestação de Inconformidade). A decision is pending	17,088

TAM Linhas Aéreas S.A	Receita Federal de Brasil	2007.34.00.009919-3(0009850-54.2007.4.01.3400)	A lawsuit seeking to review the incidence of the Social Security Contribution taxed on 1/3 of vacations, maternity payments and medical leave for accident.	A decision is pending	68,559

Tam Linhas Aéreas S/A.	Justicia Cível do Rio de Janeiro/RJ	0117185-03.2013.8.19.0001	MAIS Linhas Aéreas filed a claim seeking an indemnity for alleged loss of profit during the period when one of its aircraft was being repaired at the LATAM Technology Center in Sao Carlos, Sao Paulo.	TAM was ordered to pay an indemnity to Mais Linhas for loss of profit and moral damage, estimated to be R$48 million. Both parties appealed the decision, but the Rio de Janeiro Court has not issued a ruling on the appeals. Before any appeals decision is rendered, Mais filed a provisional enforcement petition for R$48 million. TAM appealed that petition on September 21, 2021, and presented guarantee insurance on the record to keep its accounts from being frozen.	9,811

TAM Linhas Aéreas S.A.	Delegacía da Receita Federal	13896.720385/2017-96	It is about the refund request regarding the negative balance of IRPJ, corresponding to the calendar year 2011.	Presented the defense, which was denied by RFB. TAM resource partially accepted. A decision is pending	30,876

-	In order to deal with any financial obligations arising from legal proceedings in effect at March 31, 2022, whether civil, tax, or labor, LATAM Airlines Group S.A. and Subsidiaries, has made provisions, which are included in Other non-current provisions that are disclosed in Note 20.

-	The Company has not disclosed the individual probability of success for each contingency in order to not negatively affect its outcome.

-	Considering the returns of aircrafts and engines made through the reorganization process, in accordance with the regulations established in Chapter 11 of Title 11 of the Code of the United States of America, which allows the rejection of some contracts, the counterparties could file claims that, in the case of being admitted by the Court, could result in contingent obligations for the Company (See Note 19 b)

(*)	The Company has reported the amounts involved only for the lawsuits for which a reliable estimation can be made of the financial impacts and of the possibility of any recovery, pursuant to Paragraph 86 of IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

II.	Governmental Investigations.

1) On April 6, 2019, LATAM Airlines Group S.A. received notification of the resolution issued by the National Economic Prosecutor’s Office (FNE), which begins an investigation Role No. 2530-19 into the LATAM Pass frequent passenger program. The last activity in this investigation corresponds request for information received in May 2019.

2) On July 9, 2019, LATAM Airlines Group S.A. received the resolution issued by the National Economic Prosecutor’s Office (FNE) which begins an investigation Role No. 2565-19 into the Alliance Agreement between LATAM Airlines Group S.A. and American Airlines INC. The last activity in this investigation corresponds to a summons requesting the company to provide a representative to offer a statement before the FNE, which is scheduled to take place on May 10, 2022.

3) On July 26, 2019, the National Consumer Service of Chile (SERNAC) issued the Ordinary Resolution No. 12,711 which proposed to initiate a collective voluntary mediation procedure on effectively informing passengers of their rights in cases of cancellation of flights or no show to boarding, as well as the obligation to return the respective boarding fees as provided by art. 133 C of the Aeronautical Code. The Company has voluntarily decided to participate in this proceeding, in which an agreement was reached on March 18, 2020, which implies the return of shipping fees from September 1, 2021, with an initial amount of ThUS$ 5,165, plus ThUS$ 565, as well as information to each passenger who has not flown since March 18, 2020, that their boarding fees are available. On January 18, 2021, the 14th Civil Court of Santiago approved the aforesaid agreement. LATAM published an abstract of the decision in nationwide newspapers in compliance with the law. LATAM began performance of the agreement on September 3, 2021.

4) On October 15, 2019, LATAM Airlines Group S.A. received the resolution issued by the National Economic Prosecuting Authority (FNE) which begins an investigation Role N°2585-19 into the agreement between LATAM Airlines Group S.A. and Delta Airlines, Inc. On August 13, 2021 FNE, Delta and LATAM reached an out-of-court agreement that put an end to this investigation. On 10/28/21, the Tribunal de Defensa de la Libre Competencia approved the out-of-court agreement reached by LATAM and Delta Air Lines with the National Economic Prosecuting Authority.

5) LATAM Airlines Group S.A. received a resolution by the National Economic Prosecutor (FNE) on February 1, 2018 beginning Investigation 2484-18 on air cargo carriage. The most recent activity Latam responded to the letter received in January 2022 on Feb 3, 2022.

6) LATAM Airlines Group S.A. received a resolution by the National Economic Prosecutor (FNE) on August 12, 2021 beginning Investigation N° 2669-21 on compliance with condition VII Res. N° 37/2011 H. TDLC related to restrictions as to certain codeshare agreements. The last activity in this investigation corresponds to a letter submitted by LATAM on April 20, 2022 supplementing the statement by corporate representative.

7) On September 16, 2021, the National Consumer Service of Chile (SERNAC) issued the Ordinary Resolution No. 721 which proposed to LATAM Airlines Group S.A. a collective voluntary mediation procedure regarding the execution of solutions offered by the Company to customers during the COVID-19 pandemic. The Company decided to voluntary participate in the mediation procedure, which resulted an agreement on April 20, 2022. Pursuant the agreement, an external auditor will review the fulfillment, by the Company, of the solutions offered to customers between July 17, 2020, and September 16, 2021. Additionally, the external auditor must report to SERNAC any measure aiming to enhance customer service and implemented by the Company between the July 17, 2020, and October 13, 2022, timeframe. The implementation of the agreement will begin on May 13, 2022.

NOTE 31 - COMMITMENTS

(a)	Commitments for loans obtained

In relation to certain contracts committed by the Company for the financing of the Boeing 777 aircraft, which are guaranteed by Export – Import Bank of the United States of America, commencing on January 1, 2023, limits have been established for some financial indicators of LATAM Airlines Group S.A. on a consolidated basis. Under any circumstance, non-compliance of this limits, does not generate credit acceleration.

The Company and its subsidiaries do not have credit agreements that indicate limits to some financial indicators of the Company or the subsidiaries, with the exception of those detailed below:

Regarding the revolving committed credit line (“Revolving Credit Facility”) established with a consortium of twelve banks led by Citibank, with a guarantee of aircraft, engines, spare parts and supplies for a total committed amount of US $ 600 million, it includes restrictions of minimum liquidity, measured at the Consolidated Company level (with a minimum level of US $ 750 million) and individually measured for LATAM Airlines Group S.A. companies and TAM Linhas Aéreas S.A. (with a minimum level of US $ 400 million). Compliance with these restrictions is a prerequisite for using the line; if the line is used, said restrictions must be reported quarterly, and non-compliance with these restrictions will accelerate credit. As of March 31, 2022, this line of credit is fully used.

On September 29, 2020 the company signed the so-called “DIP Financing”, which contemplates minimum liquidity restrictions of at least US $ 400 million at a consolidated level.

LATAM’s obligations to the lenders of the DIP Financing have a super administrative preference recognized under Chapter 11 of the U.S. Bankruptcy Code with respect to the other liabilities of the company and entities of its corporate group that have filed for Chapter 11 Proceedings (“Related Subsidiaries”) prior to the commencement of the Chapter 11 Proceeding.

In addition, in order to secure the debt under the DIP Financing, LATAM and the Related Subsidiaries granted certain guarantees, including, but not limited to, (i) in-rem guarantees to be granted over certain specified assets, such as spare engines, spare inventory, shares in certain subsidiaries (including, but not limited to, (a) a pledge over the shares owned by LATAM in LAN Cargo S.A., Inversiones Lan S.A., Lan Pax Group S.A., LATAM Travel II S.A., Technical Training Latam S.A. and Holdco I S.A., (b) pledge over the shares owned by LAN Cargo S.A. in Transporte Aéreo S.A., Inversiones Lan S.A., Fast Air Almacenes de Carga S.A. and Lan Cargo Inversiones S.A. and (c) pledge over the shares owned by Inversiones LAN S.A. in LAN Cargo S.A., Transporte Aéreo S.A., Lan Pax Group S.A., Fast Air Almacenes de Carga S.A., LATAM Travel Chile II S.A., Technical Training LATAM S.A. and Lan Cargo Inversiones S.A.), among others, under the laws of the jurisdictions in which they are located, (ii) personal guarantees of the Related Subsidiaries and (iii) a in-rem guarantee of general nature over the assets of LATAM and the Related Subsidiaries other than certain “Excluded Assets” comprising, among other things, the aircraft and the “Carve-Out” including, among other things, certain funds assigned for expenses of the Chapter 11 Proceedings.

On January 12, 2022, the company signed the “Backstop Commitment Agreement”, which contemplates as one of the causes that enables the termination of the mentioned contract, that the Debtors, at the end of any month, present a liquidity at a lower consolidated level of: (i) US$ 1.75 billion in January 2022; (ii) US$ 1.65 billion in February 2022; (iii) US$ 1.55 billion in March 2022; (iv) US$ 1.25 billion in April 2022; (v) US$ 1.2 billion in May 2022; (vi) US$1.15 billion in June 2022; (vi) US$ 1.15 billion in July 2022; (vi) US$1 billion in August 2022, or (vii) US$ 950 million in September 2022 or any month thereafter. Consolidated liquidity includes unrestricted cash and cash equivalents of LATAM and its subsidiaries and the aggregate principal amount committed and available to be drawn by LATAM and its subsidiaries (taking into account all borrowing base limitations and other restrictions on borrowing) under all revolving credit facilities, including the DIP Financing.

As of March 31, 2022, the Company is in compliance with all the financial indicators detailed above.

On the other hand, the financing agreements of the Company generally establish clauses regarding changes in the ownership structure and in the controller and disposition of assets (which mainly refers to significant transfers of assets).

Under Section 362 of the Bankruptcy Code, the filing of voluntary bankruptcy petitions by the Debtors automatically stayed most actions against the Debtors, including most actions to collect indebtedness incurred prior to the Petition Date or to exercise control over the Debtors’ property.

Accordingly, counterparties are stayed from taking any actions as a result of such purported defaults. Specifically, the financing agreements of the Company generally establish that the filing of bankruptcy or similar proceedings constitute an event of default, which are unenforceable under the Bankruptcy Code. At the date of the issuance of these financial statements, the Company has not received notices of termination of financing arrangements, based on such an event of default.

(b)	Other commitments

At March 31, 2022 the Company has existing letters of credit, certificates of deposits and warranty insurance policies as follows:

			Value	Release
Creditor Guarantee	Debtor	Type	ThUS$	Date

Superintendencia Nacional de Aduanas y de Administración Tributaria	Latam Airlines Perú S.A.	Forty-three letters of credit	189,890	Apr 11, 2022
Lima Airport Partners S.R.L.	Latam Airlines Perú S.A.	Two letters of credit	1,150	Nov 30, 2022
Servicio Nacional de Aduana del Ecuador	Latam Airlines Ecuador S.A.	Four letters of credit	2,130	Aug 5, 2022
Empresa Pública de Hidrocarburos del Ecuador EP Petroecuador	Latam Airlines Ecuador S.A.	One letter of credit	1,500	Jun 20, 2022
Aena Aeropuertos S.A.	Latam Airlines Group S.A.	Three letters of credit	1,185	Nov 15, 2022
American Alternative Insurance Corporation	Latam Airlines Group S.A.	Thirteen letters of credit	5,285	Apr 5, 2022
Comisión Europea	Latam Airlines Group S.A.	One letter of credit	8,940	Mar 29, 2023
Metropolitan Dade County	Latam Airlines Group S.A.	Seven letters of credit	3,597	Apr 30, 2022
JFK International Air Terminal LLC.	Latam Airlines Group S.A.	One letter of credit	2,300	Jan 27, 2023
Servicio Nacional de Aduanas	Latam Airlines Group S.A.	Six letters of credit	1,779	Jul 30, 2022
Isoceles	Latam Airlines Group S.A.	One letter of credit	12,750	Aug 6, 2022
Procon	Tam Linhas Aéreas S.A.	Two insurance policy guarantee	2,590	Nov 17, 2025
União Federal	Tam Linhas Aéreas S.A.	Five insurance policy guarantee	9,845	Feb 4, 2025
Vara das Execuções Fiscais Estaduais Da Comarca De São Paulo.	Tam Linhas Aéreas S.A.	One insurance policy guarantee	9,893	Apr 15, 2025
Vara das Execuções Fiscais Estaduais Da Comarca De São Paulo.	Tam Linhas Aéreas S.A.	One insurance policy guarantee	1,643	Apr 24, 2025
Vara das Execuções Fiscais Estaduais Da Comarca De São Paulo.	Tam Linhas Aéreas S.A.	One insurance policy guarantee	1,534	Jul 5, 2023
Procon	Tam Linhas Aéreas S.A.	Seven insurance policy guarantee	11,066	Apr 6, 2022
17a Vara Cível da Comarca da Capital de João Pessoa/PB.	Tam Linhas Aéreas S.A.	One insurance policy guarantee	2,606	Jun 25, 2023
14ª Vara Federal da Seção Judiciária de Distrito Federal	Tam Linhas Aéreas S.A.	One insurance policy guarantee	1,556	May 29, 2025
Tribunal de Justição de Rio de Janeiro.	Tam Linhas Aéreas S.A.	One insurance policy guarantee	12,986	Aug 30, 2026
Vara Civel Campinas SP.	Tam Linhas Aéreas S.A.	One insurance policy guarantee	1,829	Jun 14, 2024
JFK International Air Terminal LLC.	Tam Linhas Aéreas S.A.	One insurance policy guarantee	1,300	Jan 25, 2023
7ª Turma do Tribunal Regional Federal da 1ª Região.	Tam Linhas Aéreas S.A.	One insurance policy guarantee	47,580	Apr 20, 2023
Procon.	Tam Linhas Aéreas S.A.	One insurance policy guarantee	1,005	Sep 27, 2023
Bond Safeguard Insurance Company.	Tam Linhas Aéreas S.A.	One insurance policy guarantee	2,700	Jul 20, 2022
Fundacao de Protecao e Defesa do Consumidor Procon.	Tam Linhas Aéreas S.A.	Two insurance policy guarantee	4,731	Sep 20, 2023
Uniao Federal Fazenda Nacional.	Tam Linhas Aéreas S.A.	One insurance policy guarantee	31,828	Jul 30, 2022
Uniao Federal PGFN.	Tam Linhas Aéreas S.A.	Three insurance policy guarantee	20,435	Jan 4, 2024
Uniao Federal Fazenda Nacional.	Tam Linhas Aéreas S.A.	One insurance policy guarantee	2,610	Nov 16, 2025
1° Vara de Execuções Fiscais e de Crimes contra a Ordem Trib da Com de Fortaleza.	Tam Linhas Aéreas S.A.	One insurance policy guarantee	2,583	Dec 31, 2022
Fundacao de Protecao e Defesa do Consumidor Procon.	Tam Linhas Aéreas S.A.	One insurance policy guarantee	2,239	Feb 10, 2026
Fiança TAM Linhas Aéreas x Juiz Federal de uma das varas da Seção Judiciária de Brasília.	Tam Linhas Aéreas S.A.	One insurance policy guarantee	1,824	Dec 31, 2022
Juizo de Direito da Vara da Fazenda Publica Estadual da Comarca Da Capital do Estado do Rio de Janeiro.	Tam Linhas Aéreas S.A.	One insurance policy guarantee	1,341	Dec 31, 2022
Municipio Do Rio De Janeiro.	Tam Linhas Aéreas S.A.	One insurance policy guarantee	1,245	Dec 30, 2022
Vara das Execuções Fiscais Estaduais Da Comarca De São Paulo.	Tam Linhas Aéreas S.A.	One insurance policy guarantee	1,216	Dec 31, 2022
Fundacao de Protecao e Defesa do Consumidor Do Estado De São Paulo.	Tam Linhas Aéreas S.A.	One insurance policy guarantee	1,124	Dec 31, 2022
Parque De Maeterial Aeronautico Do Galeao - Pama GL.	Tam Linhas Aéreas S.A.	One insurance policy guarantee	1,003	Jun 18, 2024
Uniao Federal Fazenda Nacional	Absa Linhas Aereas Brasileira S.A.	Three insurance policy guarantee	29,965	Apr 14, 2023
Uniao Federal PGFN	Absa Linhas Aereas Brasileira S.A.	Two insurance policy guarantee	22,882	Oct 20, 2022
Tribunal de Justição de São Paulo.	Absa Linhas Aereas Brasileira S.A.	Four insurance policy guarantee	7,895	Dec 31, 2022
3ª Vara Federal da Subseção Judiciária de Campinas SP	Absa Linhas Aereas Brasileira S.A.	One insurance policy guarantee	2,031	Dec 31, 2022
7ª Turma do Tribunal Regional Federal da 1ª Região	Absa Linhas Aereas Brasileira S.A.	One insurance policy guarantee	1,856	May 7, 2023
			475,447

Letters of credit related to assets for right of use are included in Note 16 Properties, plants and equipment letter (d) Additional information Properties, plants and equipment, in numeral (i) Properties, plants and equipment delivered in guarantee.

NOTE 32 - TRANSACTIONS WITH RELATED PARTIES

(a)	Details of transactions with related parties as follows:

		Nature of relationship with	Country	Nature of related parties		Transaction amount with related parties As of March 31,
Tax No.	Related party	related parties	of origin	transactions	Currency	2022	2021
						ThUS$	ThUS$
						Unaudited
96.810.370-9	Inversiones Costa Verde Ltda. y CPA.	Related director	Chile	Tickets sales	CLP	9	-
				Loans received (*)	CLP	(5,931)	-
				Interest accrued (*)	CLP	(11,428)	(6,946)
87.752.000-5	Granja Marina Tornagaleones S.A.	Common shareholder	Chile	Services provided	CLP	4	3
96.989.370-3	Rio Dulce S.A.	Related director	Chile	Tickets sales	CLP	1	1
Foreign	Patagonia Seafarms INC	Related director	U.S.A	Services provided of cargo transport	US$	-	10
Foreign	Inversora Aeronáutica Argentina S.A.	Related director	Argentina	Real estate leases received	US$	(19)	(5)
Foreign	TAM Aviação Executiva e Taxi Aéreo S.A.	Common shareholder	Brazil	Services provided	BRL	2	2
Foreign	Qatar Airways	Indirect shareholder	Qatar	Interlineal received service	US$	(5,049)	(2,015)
				Interlineal provided service	US$	5,263	1,845
				Services provided of handling	US$	240	227
				Services provided / received others	US$	(222)	519
Foreign	Delta Air Lines, Inc.	Shareholder	U.S.A	Interlineal received service	US$	(16,867)	(1,396)
				Interlineal provided service	US$	15,774	924
				Other	US$	700	(1)
Foreign	QA Investments Ltd	Common shareholder	Jersey Channel	(*) Loans received	US$	(7,414)	-
			Islands	(*) Interest accrued	US$	(14,285)	(8,682)
Foreign	QA Investments 2 Ltd	Common shareholder	Jersey Channel	(*) Loans received	US$	(7,414)	-
			Islands	(*) Interest accrued	US$	(14,285)	(8,682)
Foreign	Lozuy S.A.	Common shareholder	Uruguay	(*) Loans received	US$	(1,483)	-
				(*) Interest accrued	US$	(2,857)	(1,736)

(*)	Corresponding to DIP tranche C.

The balances of Accounts receivable and accounts payable to related parties are disclosed in Note 9.

Transactions between related parties have been carried out at arm’s length basis.

(b)	Compensation of key management

The Company has defined for these purposes that key management personnel are the executives who define the Company’s policies and macro guidelines and who directly affect the results of the business, considering the levels of Vice-Presidents, Chief Executives and Senior Directors.

	For the period ended
	March 31,
	2022	2021
	ThUS$	ThUS$
	Unaudited

Remuneration	3,083	2,540
Management fees	366	103
Non-monetary benefits	106	108
Short-term benefits	2,811	2,913
Termination benefits	1,142	395
Total	7,508	6,059

NOTE 33 - SHARE-BASED PAYMENTS

LP3 compensation plans (2020-2023)

The Company implemented a program for a group of executives, which lasts until March 2023, with a period of enforceability between October 2020 and March 2023, where the collection percentage is annual and cumulative. The methodology is an allocation, of quantity of units, where a goal of the value of the action is set.

The bonus is activated, if the target of the share price defined in each year is met. In case the bonus accumulates, up to the last year, the total bonus is doubled (in case the share price is activated).

This Compensation Plan has not yet been provisioned due to the fact that the action price required for collection is below the initial target.

NOTE 34 - STATEMENT OF CASH FLOWS

(a)	The Company has carried out non-monetary transactions mainly related to financial lease and lease liabilities, which are described in Note 18 Other financial liabilities.

(b)	Other inflows (outflows) of cash:

	For the period ended
	March 31,
	2022	2021
	ThUS$	ThUS$
	Unaudited

Fuel hedge	5,869	-
Hedging margin guarantees	(1,690)	(1,734)
Tax paid on bank transaction	(4,893)	(611)
Fuel derivatives premiums	-	(4,396)
Bank commissions, taxes paid and other	(4,207)	(3,919)
Guarantees	(16,458)	(435)
Court deposits	(2,437)	(4,541)
Delta Air Lines Inc. Compensation	-	-
Total Other inflows (outflows) Operation flow	(23,816)	(15,636)
Tax paid on bank transaction	-	(83)
Total Other inflows (outflows) Investment flow	-	(83)
Other	(433)	(3,415)
Total Other inflows (outflows) Financing flow	(433)	(3,415)

(c)	Dividends:

For the period ended
March 31,
	2022	2021
	ThUS$	ThUS$
Unaudited

Latam Airlines Perú S.A. (*)	-	-
Total dividends paid	-	-

(*)	Dividends paid to non-controlling shareholders

(d)	Reconciliation of liabilities arising from financing activities:

	As of	Cash flows			Non cash-Flow Movements		As of
Obligations with	December 31,	Obtainment	Payment		Interest accrued		March 31,
financial institutions	2021	Capital	Capital	Interest	and others (*)	Reclassifications	2022
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited

Loans to exporters	159,161	-	-	-	1,796	-	160,957
Bank loans	521,838	-	-	(716)	88,751	-	609,873
Guaranteed obligations	510,535	-	(4,131)	(3,092)	4,727	-	508,039
Other guaranteed obligations	2,725,422	277,758	(6,049)	(6,441)	83,057	-	3,073,747
Obligation with the public	2,253,198	-	-	-	87,816	-	2,341,014
Financial leases	1,189,182	-	(50,518)	(6,089)	9,352	59,893	1,201,820
Other loans	76,508	-	-	-	4,779	-	81,287
Lease liability	2,960,638	-	(6,002)	(1,740)	118,378	(59,893)	3,011,381
Total Obligations with financial institutions	10,396,482	277,758	(66,700)	(18,078)	398,656	-	10,988,118

	As of	Cash flows			Non cash-Flow Movements		As of
Obligations with	December 31,	Obtainment	Payment		Interest accrued		March 31,
financial institutions	2020	Capital	Capital	Interest	and others	Reclassifications	2021
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited

Loans to exporters	151,701	-	-	-	2,402	-	154,103
Bank loans	525,273	-	-	-	2,707	-	527,980
Guaranteed obligations	1,318,856	-	(7,776)	(8,948)	(275,313)	-	1,026,819
Other guaranteed obligations	1,939,116	-	(7,974)	(8,680)	47,784	-	1,970,246
Obligation with the public	2,183,407	-	-	-	32,503	-	2,215,910
Financial leases	1,614,501	-	(2,492)	(14,975)	288,048	-	1,885,082
Other loans	-	-	-	-	42,038	-	42,038
Lease liability	3,121,006	-	(61,955)	(8,584)	(58,574)	-	2,991,893
Total Obligations with financial institutions	10,853,860	-	(80,197)	(41,187)	81,595	-	10,814,071

(*)	During the 2022 period there were no rejections of fleet contracts, for which there is no associated amount of accrued interest and others to this concept. (ThUS$ (20,106) as of March 31, 2021).

(e)	Advances of aircraft

Corresponds to the cash flows associated with aircraft purchases, which are included in the statement of consolidated cash flow, in the item Purchases of properties, plants and equipment.

As of March 31, 2022 and 2021, there were no payments associated with this concept.

(f)	Additions of property, plant and equipment and Intangibles

	For the period ended
	At March 31,
	2022	2021
	ThUS$	ThUS$
	Unaudited
Net cash flows from
Purchases of property, plant and equiment	88,890	25,296
Additions associated with maintenance	23,300	12,137
Other additions	65,590	13,159
Purchases of intangible assets	8,505	9,044
Other additions	8,505	9,044

(g)	The net effect of the application of hyperinflation in the consolidated cash flow statement for the periods ended December 31 corresponds to:

	For the period ended
	March 31,
	2022	2021
	ThUS$	ThUS$
	Unaudited
Net cash flows from (used in) operating activities	(178)	18,347
Net cash flows from (used in) investment activities	125	(13,872)
Net cash flows from (used in) financing activities	-	-
Effects of variation in the exchange rate on cash and cash equivalents	53	(4,475)
Net increase (decrease) in cash and cash equivalents	-	-

NOTE 35 - THE ENVIRONMENT

LATAM Airlines Group S.A is dedicated to sustainable development, seeking to generate social, economic, and environmental value for the countries where it operates and for all its stakeholders. The company manages socio-environmental issues at a corporate level, centralized in the Corporate Affairs and Sustainability Department. The company is committed to monitoring and mitigating its impact on the environment in all its ground and air operations, being a key element in the solution, and searching for alternatives to the challenges of the company and its environment.

Some functions of the Corporate Affairs and Sustainability Department in environmental issues, in conjunction with the various areas of the company, is to ensure that environmental legal compliance is maintained in all the countries where it is present, to implement and maintain corporate environmental management, the efficient use of non-renewable resources such as aircraft fuel, the responsible disposal of its waste, and the development of programs and actions that allow it to reduce its greenhouse gas emissions, seeking to generate environmental benefits, social and economic for the company and the countries where it operates.

LATAM’s sustainability strategy launched in 2021 is based on 4 action fronts: Environmental Management System, Climate Change, Circular Economy and Shared Value, and from these, it manages different areas related to the environment. With these pillars, the company seeks to generate social, environmental, and economic value for society and business, anticipating the risks inherent in the sustainability challenges posed by the current and future scenario.

The aspects addressed in from each pillar of the strategy are presented below:

Environmental management system

The company is working to standardize its environmental management system at a cross-cutting level and under the same structure, this, it seeks to certify its operation under stage II of the IATA Environmental Assessment Program (IEnvA), which is designed to evaluate and improve, independently, the environmental management of airlines, given that in addition to being based on the ISO 14001 standard, it involves the best practices of the industry.

Climate Change Management

To manage its carbon footprint and contribute to the protection of strategic ecosystems in the region, LATAM has set a goal to offset 50% of domestic emissions by 2030 and be carbon-neutral by 2050, for this it has focused your strategy in:

Efficient operation: with the implementation of LATAM Fuel Efficiency, a corporate program for the efficient use of fuel that considers initiatives in all areas of the company that have an impact on fuel consumption.

Sustainable Alternative Fuels (SAF): Given the importance of Sustainable Aviation Fuel (SAF) to combat climate change in the long term, LATAM is developing a work plan focused on Brazil, which has recognized and long-standing experience in biofuels; and Chile, a country with high development potential in green hydrogen.

Emission compensation: LATAM has assumed a total commitment to the environment and has established different alliances that will allow it not only to acquire carbon credits for its compensation needs but also to contribute to the conservation of strategic ecosystems in the region.

Circular Economy

LATAM aims to eliminate single-use plastics before 2023 and be a zero waste to landfill group by 2027. To achieve these goals, it has reviewed its waste management to promote the circular economy within its processes, acting from materiality.

Shared Value

In creating shared value, the Solidarity Plane program stands out, created in 2011 and with which LATAM makes its structure, connectivity, and passenger and cargo transport capacity available to society for free in South America. The program acts in three areas of action: it supports health needs, promotes the conservation of natural resources, and provides support in the event of natural disasters.

Within the framework of the implementation of the strategy, during 2022, the company worked on the following initiatives:

●	Recertification of the standard ISO 14001 in the cargo operation in Miami.

●	Certification of all LATAM operations under the IATA Environmental Assessment Program IEnvA in stage 1.

●	Measurement and management of the corporate carbon footprint

●	Neutralization of domestic air operations in Colombia.

●	Launching of the Vuela Neutral compensation program, aimed at corporate customers in the passenger and cargo business, allowing customers to know their emissions and choose to offset their emissions with a portfolio project evaluated by LATAM.

●	Verification of the company’s emissions under the EU-ETS and CORSIA schemes.

●	Structuring of the baseline in waste management to advance in the fulfillment of its circular economy goals.

●	Evaluation of processes for the elimination of single-use plastic in the operation.

●	Strengthening of the Solidarity Plane program.

The group was part of the Dow Jones Sustainability Index for six consecutive years, being classified as one of the most sustainable in the world. Today, LATAM does not participate in the selection because it is in the process of financial reorganization, but it continues to use the analysis as benchmarking and as a guide to implementing improvements in its processes.

In 2022, according to the S&P Corporate Sustainability Assessment, LATAM was recognized as the most sustainable airline in the region and the fourth worldwide, according to this assessment, LATAM was included in the 2022 Yearbook in the Bronze category, maintaining its position as one of the best-performing companies in sustainability in the industry.

NOTE 36 - EVENTS SUBSEQUENT TO THE DATE OF THE FINANCIAL STATEMENTS

On April 8, 2022, as reported in essential events dated March 14 and 15, 2022, a consolidated and modified text was signed (the “Reconsolidated and Modified DIP Credit Agreement”) of the financing contract signed in the context of the Chapter 11 Procedure, called Super-Priority Debtor-In-Possession Term Loan Agreement, and which was in force until this date (the “Existing DIP Credit Agreement”). The New Consolidated and Modified DIP Credit Agreement for a total of US$ 3,700 million refinanced and replaces in its entirety the Existing DIP Credit Agreement, that is Tranches A, B and C, repays the pending obligations under it, extends the maturity date and includes certain reductions in fees and interest compared to the Existing DIP Credit Agreement.

In addition, on April 8, 2022, the initial disbursement took place under it for the amount of US$2,750 million. On April 28, 2022, an amendment to the contract was signed to extend the Scheduled Maturity Date from August 8, 2022 to October 14, 2022.

On May 6, 2022, LATAM informed the results of the vote on its Plan of Reorganization, which achieved sufficient support from creditors representing approximately 82% of the dollar amount of the claims affected by the Plan, and approximately 65% of the number of creditor voters of the classes affected by the Plan. These results do not include RCF claim holders, who still have until May 10, 2022 to vote.

After March 31, 2022 and until the date of issuance of these financial statements, there is no knowledge of other events of a financial or other nature, which significantly affect the balances or interpretation thereof.

The interim consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries as of March 31, 2022, have been approved in the Ordinary Meeting Session of May 10, 2022.